Exhibit 99.1

QUEBECOR WORLD INC.

ANNUAL INFORMATION FORM

For the Year Ended

December 31, 2007

October 17, 2008

QUEBECOR WORLD INC.

	9.3.1	Publicly Traded Senior Notes and Debentures	37
	9.3.2	Private Notes	37
9.4	LONG-TERM EQUIPMENT FINANCING PROGRAM		38

ITEM 10 — DESCRIPTION OF CAPITAL STRUCTURE			38

10.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE		39
	10.1.1	Subordinate Voting Shares	39
	10.1.2	Multiple Voting Shares	39
	10.1.3	Trust Agreement	39
	10.1.4	Preferred Shares	41

10.2	DIVIDENDS		42
10.3	MARKET FOR OUR SECURITIES		42
10.4	RATINGS		44

ITEM 11 — INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS			44

ITEM 12 — MATERIAL CONTRACTS			45

ITEM 13 — INTERESTS OF EXPERTS			45

ITEM 14 — TRANSFER AGENT			45

ITEM 15 — ADDITIONAL DISCLOSURE			45

15.1	VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES		46
15.2	DIRECTORS		46
15.3	EXECUTIVE COMPENSATION		46
	15.3.1	Compensation of Directors	46
	15.3.2	Compensation of Executive Officers	46
	15.3.3	Summary Compensation Table	47
	15.3.4	Options Granted in 2007	48
	15.3.5	Options Exercised in 2007	48
	15.3.6	Pension Benefits	49
	15.3.7	Employment Agreements	51
	15.3.8	Composition of the Human Resources and Compensation Committee	51
	15.3.9	Report on Executive Compensation	51
	15.3.10	Performance Graph	55
15.4	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS		56
	15.4.1	Securities Authorized for Issuance under Equity-Based Compensation Plans	56
	15.4.2	Principal Terms of Quebecor World’s Security-Based Compensation Arrangements and Other Required Disclosure	56
15.5	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS		56

ITEM 16 — STATEMENT OF CORPORATE GOVERNANCE PRACTICES			57

ITEM 17 — FORWARD-LOOKING STATEMENTS			57

ITEM 18 — ADDITIONAL INFORMATION			58

SCHEDULE A — MANDATE OF THE AUDIT COMMITTEE			1

SCHEDULE B — STATEMENT OF CORPORATE GOVERNANCE PRACTICES			1

SCHEDULE C — CATEGORICAL STANDARDS OF INDEPENDENCE			1

SCHEDULE D — MANDATE OF THE BOARD OF DIRECTORS			1

INTRODUCTORY NOTE

In this Annual Information Form, unless the context otherwise requires, the terms “we”, “us”, “our”, “Quebecor World” and the “Corporation” refer to Quebecor World Inc. on a consolidated basis, including its partnerships, subsidiaries and divisions and their respective predecessors. Unless otherwise indicated, (i) all references to “dollars,” “Cdn$” and “$” are to Canadian dollars, and (ii) the information presented in this Annual Information Form is given as at September 30, 2008.

ITEM 1 — INCORPORATION

1.1          INCORPORATION OF QUEBECOR WORLD INC.

We were incorporated on February 23, 1989 pursuant to the Canada Business Corporations Act under the name “Quebecor Printing Inc.” (“Quebecor Printing”). On January 1, 1990, our predecessor, Quebecor Printing, Quebecor Printing Group Inc., Quebecor Printing (Canada) Inc., 166599 Canada Inc., Ronalds Printing Atlantic Limited and 148461 Canada Inc. amalgamated under the name “Quebecor Printing Inc.” pursuant to the Canada Business Corporations Act. This corporate reorganization was undertaken in order to consolidate the assets of the printing sector of Quebecor Inc., our parent company, which, prior to such reorganization, consisted of a number of divisions and subsidiaries. Our Articles were amended:

(a)           on December 7, 1990, in order to subdivide each outstanding share into five shares;

(b)           on December 14, 1990, in order to create Series 1 Preferred Shares;

(c)           on February 24, 1992, in order to delete private company restrictions;

(d)           on April 10, 1992, in order to:

(i)            create three new classes of shares, namely Subordinate Voting Shares, Multiple Voting Shares and First Preferred Shares, issuable in series,

(ii)           reclassify and change the 39,965,005 outstanding Common Shares into 39,965,005 Multiple Voting Shares,

(iii)          reclassify and change the 5,360 outstanding Series 1 Preferred Shares into 5,360 Series 1 First Preferred Shares, and

(iv)          cancel the unissued Preferred Shares and Common Shares;

(e)           on April 25, 1994, in order to split the Subordinate Voting Shares and the Multiple Voting Shares, so that each shareholder would receive three shares for each two shares held;

(f)            on April 25, 1996, in order to permit the appointment of one or more directors during the course of the year;

(g)           on November 5, 1997, in order to create Series 2 First Preferred Shares and Series 3 First Preferred Shares;

(h)           on April 25, 2000, in order to change our name to “Quebecor World Inc.”;

(i)            on February 21, 2001, in order to create Series 4 First Preferred Shares; and

(j)            on August 10, 2001, in order to create Series 5 First Preferred Shares.

In October 2008, we moved our head office to 999 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H3A 3L4. Our telephone number at our head office is (514) 954-0101. Our fax number is (514) 954-9624 and our web site is www.quebecorworld.com. Any information or documents on our website are not, however, included in, nor shall any of such information or documents be deemed to be incorporated by reference into, this Annual Information Form.

1.2          SUBSIDIARIES

Corporate Structure

The following organizational chart shows our principal subsidiaries, along with their governing jurisdiction and our ownership interest in each such subsidiary. Subsidiaries whose total assets and revenues represented (a) individually, less than 10% of our consolidated assets and revenues as at and for the financial year ended December 31, 2007 and (b) in the aggregate, less than 20% of our consolidated assets and revenues as at and for the financial year ended December 31, 2007, have not been included. We completed the sale of our European operations on June 26, 2008 (see Item 2.2 of this Annual Information Form — Sale of our European Operations) and, consequently, our European holding company, Quebecor World European Holding S.A., is not presented in the corporate chart below.

ITEM 2 — RECENT DEVELOPMENTS

2.1          CREDITOR PROTECTION AND RESTRUCTURING

On January 21, 2008 (the “Filing Date”), we obtained an order (the “Initial Order”) from the Quebec Superior Court (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for ourselves and for 53 U.S. subsidiaries (the “U.S. Subsidiaries” and, collectively with the Corporation, the “Applicants”). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA are referred to as the “Canadian Proceedings”, the proceedings under Chapter 11 are referred to as the “U.S. Proceedings” and the Canadian Proceedings and the U.S. Proceedings are collectively referred to as the “Insolvency Proceedings”. Our Latin American subsidiaries are not subject to the Insolvency Proceedings and prior to their disposition, as discussed below in Item 2.2 of this Annual Information Form — Sale of our European Operations, nor were our European subsidiaries. Pursuant to the Insolvency Proceedings, the Applicants are provided with the authority to, among other things, continue operating the Applicants’ business (subject to court approval for certain activities), file with the Court and submit to creditors a plan of compromise or arrangement under the CCAA (the “Plan”) and operate an orderly restructuring of the Applicants’ business and financial affairs, in accordance with the terms of the Initial Order. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as Monitor in the Canadian Proceedings. Pursuant to the terms of the orders made in the Insolvency Proceedings, as amended, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments in the Insolvency Proceedings, as the Monitor considers appropriate. Reference should be made to the Initial Order (available on Quebecor World’s website at www.quebecorworld.com) for a more complete description of the duties and functions of the Monitor.

Chapter 11 provides for all actions and proceedings against the U.S. Subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay and, pursuant to subsequent orders of the Court rendered on February 19, 2008, May 9, 2008, July 18, 2008 and September 29, 2008 respectively, this stay period was extended first to May 12, 2008 and then subsequently to July 25, 2008, September 30, 2008 and December 14, 2008 in Canada. The stay period is subject to further extensions as the Court may deem appropriate. The applicable stays generally preclude parties from taking any actions against the Applicants. The purpose of the stay period and the Insolvency Proceedings is to provide the Applicants the opportunity to stabilize their operations and businesses and to develop a business plan, all with a view to proposing a final Plan. Any such Plan will be subject to approval by affected creditors, as well as court approval.

As discussed in Note 16 to our Audited Consolidated Financial Statements for the financial year ended December 31, 2007, we became in default under our revolving bank facility, our equipment financing credit facility and our North American securitization program on January 16, 2008. On January 24, 2008, pursuant to the Insolvency Proceedings entered into by the Corporation, an amount of US$417.6 million, including fees, was paid in order to terminate the North American securitization program. The Insolvency Proceedings also triggered defaults under substantially all other debt obligations of the Applicants. Generally, the Insolvency Proceedings have stayed actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over any of the Applicants’ property. As a result of the stay, the Applicants have ceased making payments of interest and principal on substantially all of their pre-petition debt obligations (i.e. debt obligations that pre-date the Insolvency Proceedings). The orders granted in the Insolvency Proceedings have provided the Applicants with the authority, among other things: (a) to pay outstanding and future employee wages, salaries and benefits; (b) to make rent payments under existing arrangements payable after the Filing Date; and (c) to honour obligations to customers.

The Applicants are in the process of developing comprehensive business and financial plans, which will serve as a basis for discussions with stakeholders, with the advice and guidance of their financial advisors and the Monitor. The Applicants presented their business plan to the Ad Hoc Bondholder Group, the Bank Syndicate and the Official Committee of Unsecured Creditors (collectively, the “Committees”) at the beginning of June 2008. An overview of the Applicants five-year business plan was presented as well as details related to each of the major business segments. The business plan that was presented will serve as a basis for discussions with the creditor constituencies in anticipation of the formulation of a Plan or Plans of reorganization  and, subject to receipt of necessary approvals from affected creditors, the Court and the U.S. Bankruptcy Court, the Applicants will implement one or more Plans. There can be no assurance, however, that a successful Plan or Plans of reorganization will be proposed by the Applicants, supported by the Applicants’ creditors or confirmed by the Court and the U.S. Bankruptcy Court, or that any such Plan or Plans will be consummated.

On September 29, 2008, the Court authorized us to conduct a claims procedure for the identification, resolution and barring of claims against us in Canada. The Canadian claims procedure contemplates that any person with any claim against us of any kind or nature, with the exception of certain excluded claims, must file its claim with the Monitor on or prior to December 5, 2008.

Pursuant to orders entered by the U.S. Bankruptcy Court, the U.S. Subsidiaries filed their schedule of assets and liabilities and a statement of financial affairs on July 18, 2008. On September 29, 2008, concurrently with the order granted by the Court with respect to the Canadian claims procedure, the U.S. Bankruptcy Court authorized the U.S. Subsidiaries to conduct a claims procedure with December 5, 2008 as the bar date by which all creditors of the U.S. Subsidiaries must file proofs of their respective claims and interests against the U.S. Subsidiaries.

At this time, it is not possible to determine the extent of the claims that may be filed, whether or not such claims will be disputed, or whether or not such claims will be subject to discharge in the Insolvency Proceedings. It is also not possible at this time to determine whether to establish any additional liabilities in respect of claims. Once all claims against the Applicants have been filed, the Applicants will review all claims filed and begin the claims reconciliation process. In connection with the review and reconciliation process, the Applicants will also determine the additional liabilities, if any, that should appropriately be established in respect of such claims.

Another important step in our restructuring activities has been the sale of our European operations to a subsidiary of Hombergh Holdings B.V. (“HHBV”), a Netherlands-based investment group. On June 17, 2008, the Court and the U.S. Bankruptcy Court approved the proposed sale transaction, which closed on June 26, 2008. Under the terms of the agreement, the Corporation received €52.2 million in cash at closing and HHBV issued a €21.5 million five-year note bearing interest at 7% per year payable to Quebecor World. The sale was made substantially on an “as is, where is” basis (see Item 2.2 of this Annual Information Form — Sale of our European Operations).

Should the stay period and any subsequent extensions, if granted, not be sufficient to develop and present a Plan or should the Plan not be accepted by affected creditors and, in any such case, the Applicants lose the protection of the stay of proceedings, substantially all debt obligations of the Applicants will then become due and payable immediately, creating an immediate liquidity crisis which would in all likelihood lead to the liquidation of the Applicants’ assets. Failure to implement a Plan and obtain sufficient exit financing within the time granted by the Court and the U.S. Bankruptcy Court will also result in substantially all of the Applicants’ debt obligations becoming due and payable immediately, which would in all likelihood lead to the liquidation of the Applicants’ assets.

As detailed in Note 29 to our Audited Consolidated Financial Statements for the financial year ended December 31, 2007, our UK subsidiary was placed into administration on January 28, 2008.

On September 29, 2008, the Court granted an order lifting the stay of proceedings for the sole purpose of permitting certain of our noteholders to file a paulian action (namely, an action by which a creditor who suffers prejudice through a juridical act made by its debtor in fraud of its rights seeks to obtain a declaration that the act may not be set up against it) against, inter alia, us, contesting the opposability of security granted by Quebecor World and certain of our subsidiaries in September and October 2007 to the lenders under our credit facility at such time. The order expressly provides that, immediately following the issuance and service of the paulian action, all further proceedings with respect to such paulian action be immediately stayed until further order of the Court.

Furthermore, on September 29, 2008, we were authorized by the Court to enter into a share purchase agreement providing for the sale to Bandhu Industrial Resources Private Limited of our interest in TEJ Quebecor Printing Limited (“TQPL”), which operates a printing facility located in Gurgaon, India. If completed, the transaction would also include a loan settlement agreement with respect to certain loans owing by TPQL to the Corporation and master release and indemnity agreement(s) between the purchaser and TQPL concerning certain of our liabilities in relation to TQPL and the printing facility. It is currently estimated that the total net consideration payable to us would be US$150,000. The transaction is not conditional on obtaining any further approval of the Court.

Contributing Factors

Quebecor World’s financial performance has suffered in the past few years, especially with respect to our European operations, which were funded, in part, with cash flows generated by our North American operations, as a result of a combination of factors, including declining prices and sales volume, and temporary disturbances and inefficiencies caused by a major retooling and restructuring of our printing operations initiated in 2004. The combination of significant capital investments and continued operating losses, principally incurred in connection with our European operations, resulted in increased financing needs. During the last quarter of 2007, it was also necessary for us to repurchase certain senior notes (see Item 9.3 of this Annual Information Form — Senior Notes, and Note 16(c) to our Audited Consolidated Financial Statements for the financial year ended December 31, 2007) in order to avoid breaching certain financial ratios, while also facing reduction in amounts available under our revolving bank facility.

More recent events further hindered our efforts to improve our balance sheet and financial position. First, on November 20, 2007, we announced the withdrawal of a refinancing plan previously announced on November 13, 2007 due to adverse financial market conditions. Second, on December 13, 2007, we announced that we would not be able to consummate a previously announced transaction to sell/merge our European operations, which otherwise would have resulted in proceeds being paid to us.

On December 31, 2007, we obtained a waiver from our bank syndicate lenders and from the sponsors of our North American securitization program, subject to the satisfaction of certain conditions and refinancing milestones, including obtaining $125 million in new financing by January 15, 2008. On January 16, 2008, we failed to satisfy the conditions and refinancing milestones set by the bank syndicate lenders, which resulted in the Corporation and certain of our subsidiaries being in default of our obligations under our revolving bank facility, our equipment financing credit facility and our North American securitization program (see Item 9 of this Annual Information Form — Description of Certain Indebtedness, and Note 16 to our Audited Consolidated Financial Statements for the financial year ended December 31, 2007).

As a result of our unsuccessful efforts to obtain new financing, the inability at the time to conclude the proposed sale of our European operations and our operational demands, by mid-January 2008, we were experiencing a severe lack of liquidity and concluded we no longer had the ability to meet obligations which were falling due.

2.2          SALE OF OUR EUROPEAN OPERATIONS

On June 26, 2008 we announced the completion of the previously announced sale of our European operations to a subsidiary of HHBV, a Netherlands-based investment group. The transaction is valued at approximately €135 million.

Upon closing of the transaction, we received €52 million in net cash proceeds, less certain customary deductions and expenses permitted by our DIP Credit Agreement (as defined in Item 4 of this Annual Information Form — Highlights for the Last Three Financial Years), which we used to partially reimburse indebtedness under such credit facility. HHBV also assumed approximately €61 million of net debt, and it issued a €21.5 million five-year note bearing interest at 7% per year payable to us. The sale was made substantially on an “as is, where is” basis and was not subject to the approval of either Quebecor World’s or HHBV’s shareholders. The only condition to closing was its approval by the Court and the U.S. Bankruptcy Court pursuant to the Insolvency Proceedings, which was obtained on June 17, 2008.

At the time we sold our European operations, they consisted of 16 printing and related facilities employing approximately 3,500 people in Austria, Belgium, Finland, France, Spain and Sweden producing magazines, catalogs, retail inserts, direct mail products, books and directories.

2.3          CREATION OF THE MARKETING SOLUTIONS GROUP AND THE PUBLISHING SERVICES GROUP

On June 16, 2008, we announced the merging of our U.S. Retail Insert, Catalog, Sunday Magazine and Direct Mail divisions into a new integrated Marketing Solutions Group to better serve the marketing and advertising needs of our customers in multiple markets including retail, direct marketing, Sunday magazine, agency and financial services. The Marketing Solutions Group produces direct mail products, retail inserts, catalogs and Sunday Magazines in a coast-to-coast integrated network of more than 20 facilities in the United States. We expect that this operating and sales structure will allow us to improve our operational efficiency and enhance our integrated product offering to all our customers.

Subsequently, on June 17, 2008, we announced the integration of our U.S. Magazine, Book and Directory Divisions into the Publishing Services Group, as well as the merging of our U.S. Pre-Media and Logistics divisions into a single operating structure. The new Publishing Services Group is intended to streamline our operations, improve services, and better serve existing and new publishing customers.

We expect that this enhanced operating structure, comprising three U.S. divisions — Marketing Solutions Group, Publishing Services Group and Pre-Media and Logistics Group — instead of six, will result in greater synergies, shared resources and faster decision-making with a focus on delivering complete value-added solutions to two principal customer bases, multi-channel marketers and publishers. Our two other business groups are Canada and Latin America.

ITEM 3 — NARRATIVE DESCRIPTION OF THE BUSINESS

The description of our current business, including the number of our facilities, presses and equipment, contained in this Annual Information Form takes into account and reflects the completion of the sale of our European operations, which occurred on June 26, 2008. For more information on the sale of our European operations, please refer to Item 2.2 of this Annual Information Form — Sale of our European Operations.

3.1          BUSINESS OVERVIEW

3.1.1       Our Business

We are a leader in providing high-value, complete market solutions, including pre-print, print and post-print services to leading retailers, branded goods companies, catalogers as well as to leading publishers of magazines, books, directories and other printed media. We are also one of the few commercial printers able to serve customers on a regional, national and international basis. We are a leader in most of the services that we offer in our principal geographic markets. Our market-leading positions have been established through a combination of building long-term partnerships with the world’s leading print media customers, investing in key strategic technologies and expanding operations through acquisitions.

We have 99 printing and related facilities located in North America, Latin America and Asia. In the United States, we are the second largest commercial printer with 76 facilities in 28 states, and we are a leader in the printing of books, magazines, directories, retail inserts, catalogs and direct mail. We are the second largest commercial printer in Canada with 15 facilities in five provinces through which we offer a diversified mix of printed products and related value-added services to the Canadian market and internationally. We are also the largest commercial printer in Latin America, with seven facilities operating in Argentina, Brazil, Chile, Colombia, Mexico and Peru, and we have one facility in India. We operate both rotogravure and web offset presses in our various facilities, which provide our customers long-run, short-run and multi-versioning options as well as a variety of other value-added services, and which also enable us to print simultaneously for our customers in multiple facilities reducing cycle time and transportation costs.

The table below summarizes the location of our printing and related facilities and the services offered by such facilities:

LOCATION	# OF FACILITIES

UNITED STATES (Arkansas, California, Colorado, Connecticut, Florida, Georgia, Illinois, Iowa, Kentucky, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Tennessee, Texas, Utah, Virginia, West Virginia and Wisconsin)	76

CANADA (Alberta, British Columbia, Nova Scotia, Ontario and Quebec)	15

LATIN AMERICA (Argentina, Brazil, Chile, Colombia, Mexico and Peru)	7

ASIA (India)	1

TOTAL:	99

Our primary print services groups in the United States are the Marketing Solutions Group and the Publishing Services Group. We also offer to our customers various services in our Pre-Media and Logistics Group. Our customers include many of the largest publishers, retailers and catalogers in the geographic areas in which we operate and for the services that we offer. Our Marketing Solutions Group integrates all our activities related to U.S. retail inserts, catalogs, Sunday magazines and direct mail. With respect to retail inserts, our customers include Sears, JC Penney, Kohl’s, Albertson’s, Comp USA, Wal-Mart, RONA and Petco. We print catalogs for customers such as Williams-Sonoma, Blair Corporation, Bass Pro, Redcats and Victoria’s Secret. Our Publishing Services Group comprises our book, magazine and directory print services. Our book publishing customers include Reader’s Digest Association, McGraw-Hill, Scholastic, Harlequin Enterprises, Thomas Nelson, Simon & Schuster and Imagitas, Inc. We print magazines for publishers including Time, Hearst, Hachette, Primedia, Wenner Media, Meister Media Worldwide, Stamats Business Media Amos Publishing, Reader’s Digest Association and Affinity Group Inc. Our directories customers include Dex Media, Yellow Book USA and Yellow Pages Group (Canada).

Our two other business groups are Canada and Latin America, which both offer a variety of print, pre-media and logistics services to marketers, retailers and publishers in their respective geographical areas.

3.1.2       Industry Overview

Commercial printing is a highly fragmented, capital-intensive industry. The North American and Latin American printing industries are very competitive in most product categories and geographic regions. We believe that the ten largest competitors in the North American commercial printing market have less than 25% of the total share of each of their respective markets. In 2006, in the United States alone, there were approximately 30,700 commercial printers.

Commercial printers tend to compete within each product category based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. Small competitors are generally limited to servicing customers for a specific product category within a regional market. Larger and more diversified commercial printers with greater geographic coverage, such as us, have the ability to serve national and international customers across multiple print service categories.

We believe that the trend towards consolidation will continue as larger commercial printers displace medium-size printers and regional competitors. Industry trends in Latin America, which are mirroring historical developments in North America, indicate that this market may also undergo consolidation.

In addition, technological changes continue to increase the accessibility and quality of electronic alternatives to traditional delivery of printed documents through the increased use of the Internet and the electronic distribution of media content, documents and data. While the acceleration of consumer acceptance of such electronic media will probably continue to increase, we believe that the value and role of printed media should continue to play a strong role in marketing, advertising and publishing because, in our view, print media is an efficient and effective vehicle to market and advertise products. We believe that in a multichannel marketing strategy, print should continue to play a key and important role. We further believe that a significant percentage of the purchases over the Internet are based upon a buying decision based upon a catalog or retail insert, and that print plays a synergistic role with many of the new technologies.

3.2          DESCRIPTION OF SEGMENTS AND PRINT SERVICES

We operate in the commercial print media segment of the printing industry and our business segments are located in two main geographical regions: North America and Latin America. In the United States, our print services are offered by three business groups: the Marketing Solutions Group, the Publishing Services Group and the Pre-Media and Logistics Group.

Our two other business groups are Canada and Latin America. The Canadian and Latin American business groups both offer the same broad range of print services as our three U.S. business groups, such as retail inserts, magazines, catalogues, books, directories and, in the case of Canada only, direct mail products, as well as before and after print services such as complete pre-media solutions.

3.2.1                     Marketing Solutions Group

Our Marketing Solutions Group was created on June 16, 2008. Through our Marketing Solutions Group, we offer and provide print services related to retail inserts, catalogs, Sunday magazines and direct mail (see Item 2.3 of this Annual Information Form — Creation of the Marketing Solutions Group and the Publishing Services Group).

•                  Retail Inserts

Our major retail insert customers include some of the largest retailers in North America and Latin America, such as CVS (Consumer Value Stores), JC Penney, Kohl’s, Sears, RONA, Comp USA, Wal-Mart, Petco and Walgreens. We believe that we are the leading retail insert printer in North America, where our unique coast-to-coast rotogravure and web offset network provides retailers with a dual-process option for long-run and multi-versioned advertising campaigns.

•                  Catalogs

We are one of the largest printers of catalogs in North America. Our catalog customer base includes Williams-Sonoma, Oriental Trading Company, Victoria’s Secret, IKEA, Cabellas, Bass Pro, Blair Corporation, Redcats and many others. We offer special catalog services, such as list services, to help customers compile effective lists for distribution, co-mailing, co-stitching and selective-binding capacity, as well as providing ink-jet addressing and messaging to personalize messages for each recipient. These and other value-added services allow our customers to vary catalog content to meet their customers’ demographic and purchase patterns. Our geographic reach also allows us to offer our customers one-stop shopping for all of their catalog needs.

•                  Sunday Magazines

We believe that we are the industry leader in the production of the major weekend newspaper magazines, Parade and USA Weekend, as well as locally edited and distributed titles. These are four-color magazines inserted in major-market weekend newspapers. We also print comic books for leading companies.

•                  Direct Mail

We are a North American industry leader in direct mail production. Two of our facilities, located in Atlanta, GA and Effingham, IL, are direct mail mega-facilities that provide complete direct mail production services from the data programming stages through to bulk mailing. We can produce everything from traditional direct mail packages to complex personalized in-line finished packages. Approximately 90% of the manufacturing (except for conventional envelopes) is done in-house thereby streamlining the production process and reducing cycle time and transportation costs. Our sophisticated inkjet imaging technology allows us to apply variable messages in up to sixteen different locations on a single printed piece and in virtually any font or color with resolutions of up to 240 dpi.

Furthermore, we have the capability to combine and co-ordinate all the pieces of multi-component marketing materials in virtually one pass through the press. By combining these features with our highly complex in-line imaging capability, we can provide clients with more targeted and personalized marketing vehicles.

3.2.2                     Publishing Services Group

Our Publishing Services Group was created on June 17, 2008 and integrates our books, magazines and directories print services (see Item 2.3 of this Annual Information Form — Creation of the Marketing Solutions Group and the Publishing Services Group).

•                  Books

We are a North American industry leader in book manufacturing. We print books for many of the world’s leading publishers, including McGraw-Hill, Scholastic, Harlequin Enterprises, Simon & Schuster, Thomas Nelson, Time-Warner, Reader’s Digest Association, Imagitas and Pearson Education. We are an industry leader in the application of new technologies for book production, including electronic pre-media, information networking and digital printing. With facilities in North America and Latin America, we serve more than 750 book publishing customers internationally.

Our Latin American platform serves as a competitive alternative to Asia in the printing of books. It is also well positioned to service North American book publishers in the printing of books for which time-to-market is not as significant a factor.

In keeping with our full-service approach, we also provide on-demand digital printing services for small quantities of books, brochures, technical documents and similar products to be produced quickly and at a relatively low cost.

In April 2006, we announced that we were significantly enhancing service to our international book customers through the implementation of our three-year strategic investment plan and through improved integration of our book platform. This investment plan forms part of our long-term strategic plan to meet the changing needs of the publishing industry, and we believe that it will permit our U.S. book facilities to become more focused on specializing in specific product lines. This specialization, combined with new equipment, including two new wide-web MAN presses (Fairfield, PA) and the installation of new computer-to-plate systems and casing in equipment (Fairfield, PA and Martinsburg, WV), will permit these facilities to improve efficiencies and better serve our book customers. In the mass-market segment, we completed the installation of two Timson presses in July 2007. These new presses are designed to deliver faster set-up and greater throughput than other wide-web presses in the market today. In the reference and educational book segment, in addition to new, more efficient presses, we will be offering our customers improved binding capacity with the installation of new state-of-the-art, highly automated bindery equipment. We have also enhanced our capabilities in the rapidly growing market for digitally printed books and related products with the addition of new digital presses at facilities in Dubuque, IA and Leominster, MA.

•                  Magazines

We are one of the leading printers of consumer magazines in the United States. We print more than 1,000 magazine titles, including industry leading titles such as Elle for Hachette-Fillipachi Magazines US, Cosmopolitan and Good housekeeping for Hearst Corp., Maxim for Alpha Media Publishing, Forbes for Forbes Inc., ESPN The Magazine for Walt Disney Corp., In Touch Weekly for Bauer Publishing USA, Family Handyman and Weekly Reader for Reader’s Digest Association and Rolling Stone, US Weekly and Men’s Journal for Wenner Media. We operate an international print platform with operations in the United States, Canada and Latin America. As the industry leader in weekly publishing, we produce more than 15 magazine titles for Time, Inc., including Time, Sports Illustrated, People, Entertainment Weekly, Time For Kids as well as Fortune, Money, Southern Living, Cooking Light, Coastal Living, Southern Accents and People en Español.

We have invested in pre-media and post-press technology to enhance our ability to service this market by providing publishers with before and after print services. Our co-mailing and other logistics services help publishers reduce costs and improve distribution. For the production of medium to long-run magazines, we believe that we are at an advantage because our facilities have selective-binding and ink-jet-imaging capabilities and can utilize our mail analysis system.

•                  Directories

We are the largest directory printer in Canada and one of the leading directory printers in the United States and Latin America. We print directories for some of the largest directory publishers in the world, including Dex Media, Yellow Book USA, RH Donnelley, Windstream and Frontier in the United States, the Yellow Pages Group in Canada, as well as Telmex and Telefonica in Latin America.

3.2.3                     Pre-Media and Logistics Group

We are a leader in the transition from conventional pre-press to an all-digital workflow, providing a complete spectrum of film and digital preparation services, from traditional creative services and colour separation to state-of-the-art, all-digital pre-media, as well as digital photography and digital archiving. Such pre-media services include the color electronic pre-media system, which takes art work from concept to final product, and desktop publishing, giving the customer greater control over the finished product. These pre-media services are especially helpful to smaller customers, who may not have the capital to employ such equipment or who may have to rely on third-party vendors, which may result in coordination and delay problems. Our specialized digital and pre-media facilities, which are strategically located close to and, in certain cases, onsite at, customers’ facilities, provide our customers high-quality, 24-hour preparatory services linked directly to our various printing facilities. In addition, our computer systems enable us to electronically exchange both images and textual material directly between us and our customers’ business locations. We believe that our integrated pre-media operations provide us with competitive advantages over traditional prepress shops that are not able to provide the same level of integrated services. Our pre-media services bring together the full range of digital technologies and pre-media assets within our corporate group that allows us to focus on providing a more comprehensive range of solutions to our customer base.

Other value-added services, including mail list, shipping and distribution expertise, ink-jet personalizing, customer-targeted binding and creative services, are increasingly demanded by our customers.

Quebecor World Logistics (“QWL”) provides logistics and mail list services for both Quebecor World as well as third-party customers, managing distribution and mailing services for catalogs, direct mail, magazine (subscriber copies and newsstand), newspaper inserts, books and bulk printed products. QWL uses scale to consolidate volume and a comprehensive menu of electronic tracking options to efficiently plan all deliveries. QWL provides customized, flexible mailing strategies based on customers’ specific in-home delivery requirements.

3.3                               MANUFACTURING AND TECHNOLOGY

3.3.1                     Description of Manufacturing Processes and Equipment

We use principally two types of printing processes, rotogravure and offset, which are the most commonly used commercial printing processes. Both processes have undergone substantial technological advances over the past decade, resulting in significant improvements in both speed and print quality.

•                  Rotogravure

The rotogravure process uses a copper-coated printing cylinder that is mechanically engraved using high-precision, computer-controlled and diamond-cutting heads. Although the engraving of the printing cylinder is relatively expensive, the printing cylinder itself is extremely durable and cost-effective per long run. The rotogravure process has an excellent reputation for the quality of its four-color reproductions on various grades of paper and the very high speed at which it is capable of running. Rotogravure also provides the advantage of offering multiple cut-off sizes. With 65 rotogravure presses, we are one of the largest world-wide printers using the rotogravure process.

The rotogravure process is well suited to long-run printing of retail inserts and circulars, weekend newspaper magazines and other high-circulation magazines and catalogs. We believe that our coast-to-coast network of rotogravure facilities in North America offers both the capacity and broad geographic presence required by large retailers and publishers. Our advanced ability in rotogravure digital pre-media also ensures more efficient and accurate production of the same insert simultaneously in multiple locations, thereby offering the customer the efficiency and cost savings of manufacturing and distribution closer to its end-use markets in reduced time frames.

•                  Offset

In the offset process, an inked impression from a thin metal plate is first made on a rubber cylinder, after which it is offset to paper. There are several types of offset printing processes: sheetfed and web; and heatset and coldset. Sheetfed presses print on sheets of paper, whereas web presses print on rolls of paper. Short-run printing is generally best served by sheetfed offset, whereas web offset is generally the best process for longer runs.

Heatset web offset involves a press which uses an oven to instantly set or dry the oil-based inks. This permits high speed and better quality and is best suited for printing on glossier papers (coated paper). Heatset web offset is used to print retail inserts, magazines, catalogs and books. We operate 282 heatset web offset presses.

Coldset web offset involves a press that does not use an oven to dry the ink, instead using oil-based inks that are absorbed into the paper and dried by oxidation. Coldset web offset is used mainly to print newspapers, books, directories and some retail inserts. We operate 39 coldset web offset presses.

We also operate 60 sheetfed offset presses, which print books, promotional material, covers and direct-mail products.

3.3.2                     Technology

We cooperate with large suppliers in the area of research and development of new printing technologies, materials and processes. Our capital-improvement programs include adding, replacing and upgrading existing equipment.

In the past several years, we have invested in faster, more efficient and higher quality presses. In July 2004, we announced, as part of our retooling program, our intention to purchase latest generation web offset presses targeted for the magazine, catalog, retail and book platforms of our U.S. operations. This allowed us to further improve efficiency and meet the needs of both publishers and retailers. Since July 2004, we have installed 19 new presses, due mainly to our retooling program. During this period, we permanently de-commissioned or sold over 70 presses and relocated nearly 40 presses, excluding the European operations.

Pre-media has continued to adapt to ever changing technology advancements and embrace web-enabled digital workflows as part of our offerings to customers. The latest hardware and software solutions help drive the services upstream in the creative process and downstream to print and web media options. We have deployed content management systems and services to bridge the information to multiple media channels. We have been an industry leader in bringing new on-line imaging services in conjunction with traditional pre-media services and color management, which streamline the production of pages for print. We have pioneered the digital engraving process for gravure and early adoption to computer-to-plate process for offset printing to optimize the color quality and consistency on our presses. Migration to a complete PDF workflow simplifies and standardizes the process. We also believe that we have established one of the industry’s most efficient data communications (VPN) network, capable of transmitting customer files from our pre-media centers to multiple print facility locations. Virtual Soft Proofing technology has allowed viewing of images and pages across the Internet that will ultimately improve schedules and enable last-minute changes.

We have also upgraded our U.S. rotogravure network with a view to improving efficiency and service to our magazine, catalog, retail insert and weekend newspaper magazine customers. We were one of the first commercial printers in North America to install short cut-off tabloid offset presses. These presses print more pages at faster speeds and use less paper than do conventional tabloid presses. We have also invested in new and emerging digital and web-based technologies to improve services, reduce costs and expand our range of products.

We operate a North American-wide telecommunications network, which enhances our ability to move digital files between our facilities and customers quickly, share work among facilities, and expand distribution and printing operations.

3.4                               SALES AND MARKETING

Our sales and marketing activities are highly integrated and reflect an increasingly international approach to meeting customers’ needs that are complemented by product-specific sales efforts. Sales representatives are located in facilities or in regional offices throughout North America and Latin America, generally close to their customers and prospects. Each sales representative has the ability to sell into any facility in our network. This enables the customer to coordinate simultaneous printing throughout our network through one sales representative. Some larger customers prefer to centralize the purchase of printing services and, in this regard, our ability to provide broad geographical services is clearly an advantage over smaller regional competitors.

3.5                               PURCHASING AND RAW MATERIALS

The principal raw materials used in our products are paper and ink. In 2007, we spent approximately US$2.1 billion on raw materials. We exercise our purchasing power to obtain pricing, terms, quality, quality control and service in line with our status as one of the largest industry customers.

For most of our purchases, we negotiate with a limited number of suppliers to maximize our purchasing power, but we do not rely on any single supplier. Purchasing activity at both the local plant and corporate level is coordinated in order to increase and benefit from economies of scale. Inventory-control operations are also integrated into our purchasing functions, which has resulted in improvements in inventory turnover. Inventories are also managed and tracked on a regional basis, increasing the utilization of existing inventories.

We take pride in offering world-wide procurement services to our customers. We believe that our procurement office, located in Fribourg, Switzerland, provides us with a competitive advantage. By consolidating the activities formerly carried out at four regional offices, we have been able to reduce administrative costs, standardize procurement and provide customers with assured supply at attractive prices.

3.6                               COMPETITIVE ENVIRONMENT

The commercial printing business is highly competitive in most product categories and geographic segments. Industry analysts consider most of the industry’s markets to be currently oversupplied, and competition is significant. Competition is largely based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology.

3.7                               SEASONALITY OF THE CORPORATION’S BUSINESS

Operations in the print business are seasonal, with the majority of our historical operating income during the past five financial years being realized in the second half of the financial year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

3.8                               HUMAN RESOURCES

As at June 30, 2008, we employed approximately 20,000 people in North America, of whom approximately 5,900 are covered by 45 separate collective agreements. Nine collective agreements covering approximately 300 employees are currently in negotiation. Of these, two collective agreements covering approximately 130 employees expired in 2007, and five collective agreements covering approximately 60 employees expired in 2006. In addition, two collective agreements covering approximately 100 employees will expire in 2008 and are already in negotiation. These agreements are limited to single facilities and groups of employees within these facilities.

We also employed approximately 3,000 people in Latin America as at June 30, 2008. Of this number, the majority of our employees in Latin America are either governed by agreements that apply industry-wide or by a collective agreement.

3.9                               ENVIRONMENTAL REGULATIONS

We are subject to various laws, regulations and government policies relating to the generation, storage, transportation, and disposal of solid waste, to air and water releases of various substances into the environment, and to the protection of the environment in general. We believe we are in compliance with applicable laws and requirements in all material respects.

We are also subject to various laws and regulations, which allow regulatory authorities to compel (or seek reimbursement for) the cleanup of environmental contamination at our own sites and at off-site facilities where waste is or has been disposed of. We have established a provision for expenses associated with environmental remediation obligations, as well as other environmental matters, when such amounts can be reasonably estimated. The amount of the provision is adjusted as new information is known. We believe the provision is adequate to cover the potential costs associated with the remediation of environmental contamination found on-site and off-site as well as other environmental matters.

We expect to incur ongoing capital and operating costs to maintain compliance with existing and future applicable environmental laws and requirements, as well as to address equipment and process upgrades over the next few years as part of an overall environmental compliance plan. Furthermore, we do not anticipate that maintaining compliance with existing environmental statutes will have a material adverse effect upon our competitive or consolidated financial position.

We believe we have internal controls and personnel dedicated to compliance with all applicable environmental laws and that we provide for adequate monitoring and management of the environmental risk related to our operations. For the 2008 calendar year, we believe that there are no new environmental matters (environmental incident, promulgation of new environmental laws and regulations, soil and groundwater contamination discovery, etc.) to be reported that could have a material impact on our operations.

ITEM 4 – HIGHLIGHTS FOR THE LAST THREE FINANCIAL YEARS

In light of the Insolvency Proceedings, we are of the view that the most relevant and significant developments concerning Quebecor World are the Insolvency Proceedings, certain events leading up to the Insolvency Proceedings and events that occurred subsequent thereto as described below. Quebecor World’s prior annual information forms provide detailed descriptions of other events and developments concerning Quebecor World in prior periods.

•                                         On November 22, 2007, we entered into a factoring program for our accounts receivable in France. Under this program (the “Factoring Program”), we entered into agreements to sell up to €47.0 million (US$69.2 million) of selected receivables with limited recourse. As at December 31, 2007, we had sold accounts receivable of €27.7 million (US$40.7 million) under the Factoring Program. As at December 31, 2007, the accounts receivable pledged totaled US$40.7 million. This Factoring Program was sold in connection with the sale of our European operations (see Item 2.2 of this Annual Information Form — Sale of our European Operations).

•                                         On January 20, 2008, we filed for Court protection under the CCAA and on January 21, 2008, we obtained an order from the Quebec Superior Court granting creditor protection under the CCAA for Quebecor World Inc. and for 53 U.S. Subsidiaries. On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 in the U.S. Bankruptcy Court. For more information on our filing for credit protection, please refer to Item 2.1 of this Annual Information Form — Creditor Protection and Restructuring.

•                                         On January 21, 2008, in connection with the Insolvency Proceedings, we concluded a senior secured super priority debtor-in-possession credit agreement (the “DIP Credit Agreement”) with Credit Suisse and Morgan Stanley Senior Funding, Inc., as joint lead arrangers and initial lenders, and a syndicate of lenders named later. The DIP Credit Agreement provides for a US$1 billion credit facility made available to Quebecor World and Quebecor World (USA) Inc. The credit facility will expire in July 2009 unless we complete a plan of reorganization under Chapter 11 or a plan of compromise or arrangement under the CCAA prior thereto. The DIP Credit Agreement contains certain restrictions, including the obligation to respect certain covenants and financial ratios, as well as certain events of default, all of which are customary for a debtor-in-possession credit agreement. The DIP Credit Agreement is fully secured by liens on substantially all of our North American assets and on certain of our assets located in Latin America (see Item 9.1 of this Annual Information Form — DIP Credit Agreement).

•                                         Our pre-petition revolving credit agreement has been amended by amendments dated as of January 25, 2008, February 26, 2008, March 27, 2008 and August 5, 2008, which were concluded in order to facilitate the syndication of the credit facility and to provide us with additional flexibility regarding reporting requirements and certain other covenants contained in the DIP Credit Agreement.

•                                         On January 28, 2008, we also announced that Quebecor World PLC, our subsidiary based in Corby, United Kingdom, had been placed into administration. This facility had experienced economic difficulties mainly due to the overcapacity of the UK printing industry, challenging market conditions and reduced demand for printing in the United Kingdom. This decision was not related to our filing for credit protection in the United States and Canada.

•                                         On March 1, 2008, 3,975,663 of our 6.90% Series 5 Cumulative Redeemable First Preferred Shares (the “Series 5 Preferred Shares”) were converted into 51,410,291 Subordinate Voting Shares in accordance with the rights, privileges, restrictions and conditions attaching to the Series 5 Preferred Shares (see Item 10.1.4 of this Annual Information Form — General Description of Capital Structure — Preferred Shares).

•                                         On June 1, 2008, 517,184 of our Series 5 Preferred Shares were converted into 6,799,353 Subordinate Voting Shares in accordance with the rights, privileges, restrictions and conditions attaching to the Series 5 Preferred Shares (see Item 10.1.4 of this Annual Information Form — General Description of Capital Structure — Preferred Shares).

•                                         On June 16 and 17, 2008, we announced the merging of our U.S. Retail Insert, Catalog, Sunday Magazine and Direct Mail divisions into our Marketing Solutions Group, our U.S. Magazine, Book and Directory divisions into our Publishing Services Group and our U.S. Pre-Media and Logistics divisions into the Pre-Media and Logistics Group (see Item 2.3 of this Annual Information Form — Creation of the Marketing Solutions Group and the Publishing Services Group).

•                                         On June 26, 2008, we announced the completion of the sale of our European operations to a subsidiary of HHBV (see Item 2.2 of this Annual Information Form — Sale of our European Operations).

•                                         Effective September 1, 2008, 744,124 of our issued and outstanding Series 5 Preferred Shares were converted into 9,943,356 Subordinate Voting Shares in accordance with the rights, privileges, restrictions and conditions attaching to the Series 5 Preferred Shares (see Item 10.1.4 of this Annual Information Form — General Description of Capital Structure — Preferred Shares).

•                                         On September 26, 2008, we received notices in respect of 66,601 of our remaining issued and outstanding Series 5 Preferred Shares requesting conversion into our Subordinate Voting Shares as of December 1, 2008. On or after November 27, 2008, we will announce the final conversion rate applicable to the conversion of such 66,601 Series 5 Preferred Shares into Subordinate Voting Shares scheduled to occur as of December 1, 2008 (see Item 10.1.4 of this Annual Information Form — General Description of Capital Structure — Preferred Shares).

•                                         Finally, on September 29, 2008, in the context of the Insolvency Proceedings, we were authorized by the Court to enter into a share purchase agreement providing for the sale to Bandhu Industrial Resources Private Limited of our interest in TEJ Quebecor Printing Limited (“TQPL”), which operates a printing facility located in Gurgaon, India for an estimated total net consideration of approximately US$150,000 (see Item 2.1 of this Annual Information Form — Creditor Protection and Restructuring).

ITEM 5 — OUR DIRECTORS AND OFFICERS

5.1                               OUR DIRECTORS

Our Board of Directors is currently composed of ten members. The term of office of each director expires upon the election of his or her successor unless the director resigns from office or his or her office becomes vacant by death, removal or other cause. The following table sets forth, as at September 30, 2008, the names, places of residence and principal occupations of the directors, the year of their appointment, the committees on which each director serves as a member, as the case may be, the number of Subordinate Voting Shares held by each of them as well as the directorships they hold on other public companies.

All the information in this Item has been provided to us by the persons concerned.

Name and Place of Residence	Principal Occupation	Director Since	Number of Subordinate Voting Shares Held		Other Directorships

DOUGLAS G. BASSETT, O.C., O., ONT.(AC)(PC) Ontario, Canada	Chairman and President of Windward Investments (private investment company)	2007	—		• Rothmans Inc. • White Raven Capital Corporation

ANDRÉ CAILLÉ(HRCC)(PC)(EC)(RC)(IC) Quebec, Canada	Corporate Director	2005	—		• National Bank of • Canada • Junex Inc.

MICHÈLE DESJARDINS(HRCC)(NCGC)(PC)(RC)(IC) Quebec, Canada	President, Koby Consulting Inc. (management consultant firm)	2007	—		None.

JEAN LA COUTURE(AC)(HRCC)(EC)(RC)(1) Quebec, Canada	President, Huis Clos ltée (management and mediation firm)	2007	1,000		• Quebecor Inc. • Innergex Power Trust • Immunotec Inc.

JACQUES MALLETTE(RC) Quebec, Canada	President and Chief Executive Officer of Quebecor World Inc.	2008	—	(2)	None.

THE RIGHT HONOURABLE BRIAN MULRONEY(EC)(1) Quebec, Canada	Chairman of the Board of Quebecor World Inc. and Senior Partner of Ogilvy Renault LLP (law firm)	1997	—	(3)	• Quebecor Inc. • Archer-Daniels-Midland Company • Barrick Gold Corporation • Cendant Corporation • Trizec Properties Inc.

JEAN NEVEU(NCGC)(RC)(1) Quebec, Canada	Chairman of the Board of Quebecor Inc. (communications company) and Chairman of the Board of TVA Group Inc. (television broadcasting company)	1989	3,896	(4)	• Quebecor Inc. • TVA Group Inc.

ÉRIK PÉLADEAU(1) Quebec, Canada	Vice Chairman of the Board of Quebecor World Inc., Vice Chairman of the Board of Quebecor Media Inc. (communications company) and Vice Chairman of the Board of Quebecor Inc. (communications holding company)	1989	504	(5)(6)	• Quebecor Inc. • Le Groupe Jean Coutu (PJC) inc.

PIERRE KARL PÉLADEAU(EC)(1) Quebec, Canada	President and Chief Executive Officer of Quebecor Inc. (communications holding company), Vice Chairman of the Board and Chief Executive Officer of Quebecor Media Inc. (communications company)	1989	25,976	(6)(7)	• Quebecor Inc. • TVA Group Inc.

Name and Place of Residence	Principal Occupation	Director Since	Number of Subordinate Voting Shares Held	Other Directorships

ALAIN RHÉAUME(AC)(NCGC)(EC)(IC)(8) Quebec, Canada	Lead Director of Quebecor World Inc. and Managing Partner of Trio Capital (private investment firm specialized in telecommunications)	1997	—	• Boralex Income Fund • Kangourou Media Inc. • DiagnoCure Inc.

(AC)	Member of our Audit Committee.

(HRCC)	Member of our Human Resources and Compensation Committee.

(NCGC)	Member of our Nominating and Corporate Governance Committee.

(PC)	Member of our Pension Committee.

(EC)	Member of our Executive Committee.

(RC)	Member of our Restructuring Committee.

(IC)	Member of our Independent Committee.

(1)

Each of Messrs. La Couture, Mulroney, Neveu, Érik Péladeau and Pierre Karl Péladeau is also a director of Quebecor Inc. Between April 2 and June 12, 2008, Quebecor Inc.’s directors, senior officers and certain of its current and former employees were prohibited from trading in the securities of Quebecor Inc. pursuant to a management cease trade order issued by the Autorité des marchés financiers in connection with the delay in filing its 2007 annual financial statements, first quarter 2008 interim financial statements and related management’s discussion and analysis.

(2)	Mr. Mallette holds 224,000 options to purchase Subordinate Voting Shares.

(3)

On October 31, 2001, the Board granted The Right Honourable Brian Mulroney options to subscribe for 50,000 Subordinate Voting Shares at an exercise price of $33.50 per share. In addition, on February 3, 2003, the Board granted Mr. Mulroney options to subscribe for 100,000 Subordinate Voting Shares at an exercise price of US$23.746 per share. Mr. Mulroney also owns 1,000 Class A Multiple Voting Shares of Quebecor Inc.

(4)	Mr. Neveu also owns 65,614 Class B Subordinate Voting Shares of Quebecor Inc.

(5)

Érik Péladeau owns 140 Class B Subordinate Voting Shares of Quebecor Inc. and he controls Cie de Publication Alpha inc., which holds 5,200 Class B Subordinate Voting Shares of Quebecor Inc. On February 14, 2003, the Human Resources and Compensation Committee of the Corporation granted Mr. Péladeau options to subscribe for 100,000 Subordinate Voting Shares at an exercise price of $33.648 per share.

(6)

A trust established for the benefit of Érik Péladeau and Pierre Karl Péladeau has voting control of Quebecor Inc., the Corporation’s controlling shareholder, with 17,508,964 Class A Multiple Voting Shares and 19,800 Class B Subordinate Voting Shares of Quebecor Inc., representing 67.09% of all voting interests in Quebecor Inc.

(7)	Pierre Karl Péladeau also owns 3,200 Class A Multiple Voting Shares and 25,000 Class B Subordinate Voting Shares of Quebecor Inc.

Between December 22, 1998 and August 2, 2005, the Board of Directors of the Corporation granted to Mr. Péladeau options to subscribe for a total of 1,862,708 Subordinate Voting Shares at exercise prices ranging from $24.444 to $32.91.

(8)

From May 1996 until February 2001, Alain Rhéaume was Executive Vice President, Chief Financial Officer and Treasurer of Microcell Telecommunications Inc., which, in January 2003, effected a recapitalization plan approved by its creditors and obtained a court order under the CCAA implementing such plan. At that time, Mr. Rhéaume was Chief Operating Officer of a wholly-owned subsidiary of Microcell Telecommunications Inc. Mr. Rhéaume no longer serves as a director of Microcell Telecommunications Inc.

Except as stated below, each of the aforementioned directors has, during the past five years, carried on his or her current occupation or held other management positions with the same or other associated companies or firms, including affiliates and predecessors, indicated opposite his or her name.

•                                         Jacques Mallette. Director, President and Chief Executive Officer. Mr. Mallette has served as our President and Chief Executive Officer since December 18, 2007. From October 2005 to December 2007, he served as our Executive Vice President and Chief Financial Officer. Mr. Mallette also served as Executive Vice President and Chief Financial Officer of Quebecor Inc.,

from 2003 until December 2007. He was Executive Vice President of Sun Media Corporation from 2003 until October 18, 2005, where he was also the Chief Financial Officer from 2003 until January 2005. He was also the Executive Vice President and Chief Financial Officer of Quebecor Media Inc. from 2003 until September 30, 2005. Mr. Mallette was a director and Executive Vice President of Le Groupe Videotron Ltd.  from April 2003 until October 18, 2005, where he also served as Chief Financial Officer from April 2003 until January 2005. Prior to joining the Quebecor group of companies, Mr. Mallette was President and Chief Executive Officer of Cascades Boxboard Group Inc., where he started as Vice President and Chief Financial Officer in 1994.     Mr. Mallette has been a member of the Canadian Institute of Chartered Accountants since 1982. Mr. Mallette has been a director of Quebecor World Inc. since February 21, 2008.

•                                         André Caillé. Mr. Caillé previously served as the President and Chief Executive Officer of Hydro-Québec from 1996 until April 2005. He was then appointed Chairman of the Board of Hydro-Québec and served in that capacity until September 14, 2005. Mr. Caillé also served as President and Chief Executive Officer of Gaz Métropolitain from 1987 until 1996. Mr. Caillé also served as Chairman of the World Energy Council from September 2004 to November 2007 and as a director of National Bank of Canada since November 2005. Mr. Caillé has been a director of Quebecor World since December 2005 and serves as the Chairman of our Human Resources and Compensation Committee, Chairman of our Restructuring Committee and as a member of our Pension Committee. Mr. Caillé was elected as a director of Junex Inc., a junior oil and gas exploration company, in June 2008.

•                                         Alain Rhéaume. Mr. Rhéaume is the founder and managing partner of Trio Capital. He was Executive Vice President and President of Fido at Rogers Wireless Inc., from November 2004 until June 2005. He was President and Chief Operating Officer of Microcell Solutions Inc. from May 2003 until November 2004 and President and Chief Executive Officer of Microcell PCS from February 2001 until April 2003. He has been a director of Quebecor World since 1997. Mr. Rhéaume has served as lead director of Quebecor World since February 2006. He serves as the Chairman of our Nominating and Corporate Governance Committee and as a member of our Audit Committee.

5.2                               RECORD OF ATTENDANCE OF THE DIRECTORS

The following tables set forth the record of attendance of the directors of the Corporation and the number of meetings of the Board and its Committees held during the year ended December 31, 2007.

NUMBER OF MEETINGS ATTENDED/ NUMBER OF MEETINGS HELD (1)
DIRECTORS	BOARD	COMMITTEES
Douglas G. Bassett	13/14	15/15
André Caillé	16/18	17/17
Michèle Desjardins	14/14	7/7
Jean La Couture	3/4	—
The Right Honourable Brian Mulroney, P.C., C.C., LL.D. (2)	17/17	—
Jean Neveu	18/18	5/6
Érik Péladeau(2)	13/17	—
Pierre Karl Péladeau(2)	15/17	—
Alain Rhéaume	18/18	21/21
OVERALL ATTENDANCE RATE:	92.7%	98.5%

(1) Since becoming a director or a member of the relevant Committee(s).

(2) The non-independent directors did not attend one of the Board meetings held in 2007, which was intended to be a meeting of independent Board members only.

SUMMARY OF BOARD OF DIRECTORS AND COMMITTEE MEETINGS HELD IN 2007

Board of Directors	18
Executive Committee	—
Audit Committee	13
Human Resources and Compensation Committee	9
Pension Committee	4
Nominating and Corporate Governance Committee	4

5.3                               OUR EXECUTIVE OFFICERS

Name and Place of Residence	Position with Quebecor World	Number of Subordinate Voting Shares Held	Number of Options to Purchase Subordinate Voting Shares Held

JACQUES MALLETTE Quebec (Canada)	Director, President and Chief Executive Officer	—	224,000

JEREMY ROBERTS Quebec (Canada)	Chief Financial Officer	2,577	30,384

GUY TRAHAN Buenos Aires (Argentina)	President, Latin America	—	173,528

DAVID BLAIR Ontario (Canada)	Senior Vice President, Operations, Technology and Continuous Improvement	6,484	201,572

MICHÈLE BOLDUC Quebec (Canada)	Senior Vice President, Legal Affairs and General Counsel	3,046	10,000

LOUISE DESJARDINS Quebec (Canada)	Senior Vice President, Taxation	—	22,000

WILLIAM J. GLASS Quebec (Canada)	Senior Vice President, Business Development and Strategy	—	65,000

MARIO SAUCIER Quebec (Canada)	Senior Vice President, Special Projects	38	15,000

BEN SCHWARTZ Quebec (Canada)	Senior Vice President, People and Leadership	—	—

MARIO D’ARIENZO Quebec (Canada)	Vice President, Real Estate	1,127	—

DIANE DUBÉ Quebec (Canada)	Vice President, Corporate Controller	1,963	15,779

JOSEPH PANNUNZIO Quebec (Canada)	Vice President, Information Technology	—	13,000

ROLAND RIBOTTI Quebec (Canada)	Vice President, Corporate Finance and Treasurer	—	8,000

TONY ROSS Quebec (Canada)	Vice President, Communications	2,834	8,148

Name and Place of Residence	Position with Quebecor World	Number of Subordinate Voting Shares Held	Number of Options to Purchase Subordinate Voting Shares Held

MARIE-ÉLIZABETH CHLUMECKY Quebec (Canada)	Corporate Secretary	—	—

LUCIE DESJARDINS Quebec (Canada)	Assistant Corporate Secretary	—	—

STEVEN GALEZOWSKI Quebec (Canada)	Assistant Treasurer	2,054	—

All of our officers have held the positions and principal occupations indicated above or other occupations within the Quebecor Group of companies for the past five years, except as otherwise indicated below:

•                                         Jacques Mallette. Director, President and Chief Executive Officer. Mr. Mallette has served as our President, Chief Executive Officer and Chief Financial Officer since December 18, 2007. From October 2005 to December 2007, he served as our Executive Vice President and Chief Financial Officer. Mr. Mallette also served as Executive Vice President and Chief Financial Officer of Quebecor Inc., from 2003 until December 2007. He was Executive Vice President of Sun Media Corporation from 2003 until October 18, 2005, where he was also the Chief Financial Officer from 2003 until January 2005. He was also the Executive Vice President and Chief Financial Officer of Quebecor Media Inc. from 2003 until September 30, 2005. Mr. Mallette was a director and Executive Vice President of Le Groupe Videotron Ltd.  from April 2003 until October 18, 2005, where he also served as Chief Financial Officer from April 2003 until January 2005. Prior to joining the Quebecor group of companies, Mr. Mallette was President and Chief Executive Officer of Cascades Boxboard Group Inc., where he started as Vice President and Chief Financial Officer in 1994. Mr. Mallette has been a member of the Canadian Institute of Chartered Accountants since 1982. Mr. Mallette has been a director of Quebecor World Inc. since February 21, 2008.

•                                         Jeremy Roberts. Chief Financial Officer. Mr. Roberts was appointed our Chief Financial Officer on July 28, 2008. From May 10, 2006 to July 2008, he served as our Senior Vice President, Corporate Finance and Treasurer. Prior to that, he served as Vice President, Corporate Finance and Treasurer since April 2004. Mr. Roberts has held several positions with Quebecor World since 1997, including Vice President, Investor Relations and Treasurer, Director, Corporate Finance and Investor Relations and Assistant Treasurer.

•                                         Guy Trahan. President of Quebecor World Latin America. Mr. Trahan has served as President of Quebecor World Latin America since July 1997. Mr. Trahan was President - Eastern and Specialty Groups and Executive Vice President - Canada of Quebecor Printing Inc. since 1993 and President - Eastern Canada and Mexico of Quebecor Printing Inc. since 1988. From 1985 to 1988, he was Vice President and General Manager of Gazette Canadian Printing and Southam Murray, a division of Southam Printing Ltd., and Vice President, Sales and Marketing of Uniboard Canada since 1982.

•                                         David Blair. Senior Vice President, Operations, Technology and Continuous Improvement. Mr. Blair has served as our Senior Vice President, Operations, Technology and Continuous Improvement since November 6, 2006 and, before that, he served as Senior Vice President, Manufacturing, Environment and Technology. From June 2001 until April 2002, he was our Vice President, Manufacturing, Technologies and Environment and from January 1999 until June 2001, he was our Vice President, Manufacturing.

•                                         Michèle Bolduc. Senior Vice President, Legal Affairs and General Counsel. Ms. Bolduc has served as our Senior Vice President, Legal Affairs and General Counsel since January 17, 2008. From November 2004 to January 2008, she served as our Vice President, Legal Affairs. From January 2000 until November 2004, she was Vice President and General Counsel, Operations at BCE

Emergis Inc. (electronic commerce company). From 1993 until 2000, she was Assistant General Counsel at Bell Canada.

•                                         Louise Desjardins. Senior Vice President, Taxation. Ms. Desjardins has served as our Senior Vice President, Taxation since February 22, 2007. Prior to that appointment, she served as Vice President, Taxation since May 3, 2004. From March 2000 until April 2004, she served as Director, Taxation of Abitibi-Consolidated Inc. and, from August 1995 until February 2000, as Director, Taxation of St-Lawrence Cement Inc. Ms. Desjardins has also served as a councillor for the City of Rosemère since November 6, 2005.

•                                         William J. Glass. Senior Vice President, Business Development and Strategy. Mr. Glass has served as our Senior Vice President, Business Development and Strategy since August 18, 2006. Prior to joining Quebecor World, Mr. Glass was Vice President of Business Development of Sun Chemical Corporation since April 2002. From August 2001 until April 2002, he was Director of Sales and Marketing of Fisher Scientific Inc., Lab Equipment Division. From February 2000 to August 2001, he was Director of Sales for Investmart Inc.

•                                         Mario Saucier. Senior Vice President, Special Projects. Mr. Saucier has served as our Senior Vice President, Special Projects since July 29, 2008. From December 2005 to July 2008, he served as our Senior Vice President and Chief Accounting Officer. Prior to joining Quebecor World, he was Vice President Strategy & Performance of Total Transit System, a division of Bombardier Transportation. From August 2003 until September 2004, he also served as Vice President, Finance and Administration in that same division. From April 2001 to August 2003, Mr. Saucier was Vice President, SAP Implementation for Bombardier Transportation. Prior to that, he was the Financial Controller of Bombardier Transportation, where he played several roles internationally. Mr. Saucier has been a member of the Canadian Institute of Chartered Accountants since 1991.

•                                         Ben Schwartz. Senior Vice President, People and Leadership. Mr. Schwartz has served as our Senior Vice President, People and Leadership since October 22, 2007. Prior to joining Quebecor World, he was Vice President Corporate Human Resources and Global Rewards of Molson Coors Brewing Company in Denver, Colorado since 2005. In 2004 and 2005, he was Vice President Human Resources (Corporate) of Molson Inc. and Molson Coors Brewing Company, in Montreal, Quebec, Canada. From 2002 until 2004, Mr. Schwartz was Corporate Vice President Global Compensation and Benefits of Molson Inc. He was Corporate Director Human Resources of Pratt & Whitney Canada from 1996 until 2002, and Director Human Resources of CAE Electronics Ltd. from 1993 until 1996.

•                                         Mario D’Arienzo. Vice President, Real Estate. Mr. D’Arienzo has served as our Vice President, Real Estate since January 2007. Prior to joining Quebecor World, Mr. D’Arienzo was Executive Vice President of Magil Laurentian Realty Corporation and held various management and executive positions during his years of service since 1995. From 1989 to 1995, he held several accounting positions with Trizec Properties Inc.

•                                         Diane Dubé. Vice President, Corporate Controller. Ms. Dubé has served as our Vice President, Corporate Controller since February 22, 2007 and before that she served as Corporate Controller since June 2003. From February 2001 until June 2003, she was our Assistant Vice President, Corporate Controller. From February 1998 until February 2001, Ms. Dubé was our Director Financial Accounting and Systems and, from May 1991 until February 1998, she held several positions in our Accounting Department.

•                                         Joseph Pannunzio. Vice President, Information Technology. Mr. Pannunzio has served as our Vice President, Information Technology, since May 2005. Prior to joining Quebecor World, Mr. Pannunzio was Vice President of Technology Management at Videotron Telecom Ltd. from August 2000 to May 2005. He was Director of Technology at National Bank Financial from 1997 to 2000. Mr. Pannunzio began his Information Technology career at the Montreal Exchange in 1980, where he held various senior management positions and became Director of Technology Operations in 1983.

•                                         Roland Ribotti. Vice President, Corporate Finance and Treasurer. Mr. Ribotti was appointed our Vice President, Corporate Finance and Treasurer on July 28, 2008. From February 22, 2007 to July 2008, he served as our Vice President, Investor Relations and Assistant Treasurer. Prior to that, he served as Senior Director, Investor Relations and Assistant Treasurer since March 6, 2006. From January 2005 until March 2006, he served as our Assistant Treasurer. From May 2003 until January 2005, he was Director - Investor Relations of Bell Canada Enterprises. From August 1999 until May 2003, Mr. Ribotti was first a Director and then a Senior Director at CDP Capital Communications, a subsidiary of the Caisse de Dépôt et Placement du Québec, specializing in private placement investments. From May 1991 until August 1999, he held several financial positions in the Treasury and Mergers and Acquisitions groups for Bell Canada.

•                                         Tony Ross. Vice President, Communications. Mr. Ross has served as our Vice President, Communications since February 22, 2007. Prior to that, he served as Director, Communications since August 2000.  From 1997 until August 2000, Mr. Ross was Executive Producer at the Canadian Broadcasting Corporation.

•                                         Marie-Élizabeth Chlumecky. Corporate Secretary. Ms. Chlumecky has served as our Corporate Secretary since December 3, 2007. From August 2004 to December 2007, she served as our Assistant Corporate Secretary. From May 2001 until August 2004, she was Legal Counsel with Quebecor Media Inc. Prior to that, she held positions as Legal Counsel with Transat A.T. Inc., Secretariat Manager of BCE Inc. and Legal Counsel with Fednav Limited and Assistant Corporate Secretary to its various subsidiaries. Ms. Chlumecky has been a member of the Barreau du Québec since 1978.

•                                         Lucie Desjardins. Assistant Corporate Secretary. Lucie Desjardins joined the Corporation as our Assistant Corporate Secretary in April 2008. Before joining the Corporation, Ms. Desjardins was, since November 2006, Assistant Corporate Secretary and Senior Legal Counsel of IAMGold Corporation, an international natural resource company. From 2002 to 2006, she served as Corporate Secretary and Senior Legal Counsel of Cambior Inc., also an international natural resource company. Prior thereto, Ms. Desjardins specialized in business law, in particular securities law, with major Montreal law firms in Montreal, Quebec, including Desjardins Ducharme Stein Monast from 2000 to 2002 and Lavery, de Billy from 1997 to 2000.

•                                         Steven Galezowski. Assistant Treasurer. Mr. Galezowski has served as our Assistant Treasurer since October 2005. From December 2002 until October 2005, he was Managing Director of Galezowski Associates Inc., an advisory firm specializing in mid-market private equity and mergers and acquisitions transactions. Prior to that, he held several financial management positions, over a twenty-year period, at Caisse de dépôt et placement du Québec, BCE Inc., Royal Bank of Canada, Olympia & York and KPMG LLP.

ITEM 6 — AUDIT COMMITTEE DISCLOSURE

Multilateral Instrument 52-110 — Audit Committees (including Form 52-110F1 — Audit Committee Information Required in an AIF) (“MI 52-110”), requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their audit committees, as well as all fees paid to external auditors.

The mandate of our audit committee (the “Audit Committee”) is attached as Schedule “A” to this Annual Information Form and is also accessible on our website at www.quebecorworld.com, under the “Investors” Tab.

6.1                               COMPOSITION OF THE AUDIT COMMITTEE

Our Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Messrs. Jean La Couture (Chairman), Douglas G. Bassett and Alain Rhéaume are the current members of our Audit Committee, each of whom is independent within the meaning of MI 52-110 and applicable U.S. securities laws and regulations as well as being financially literate within the meaning of MI 52-110.

6.2                               EDUCATION AND RELEVANT EXPERIENCE

The education and experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such Committee is described below.

Jean La Couture (Chairman) — Mr. La Couture is a Fellow of the Ordre des comptables agréés du Québec. He headed Le Groupe Mallette (an accounting firm) before becoming President and Chief Executive Officer of The Guarantee Company of North America. In 1995, he created Huis Clos ltée, which specializes in management and mediation as well as in civil and commercial negotiations. He serves as a member of the board of directors and of the audit committee of a number of public companies, including Quebecor Inc.

Douglas G. Bassett — Mr. Bassett has served as Chairman and President of Windward Investments (a private investment company) since 2000. Previously, he was Vice-Chairman of CTV Inc. from 1998 to 2000, and President and Chief Executive Officer of Baton Broadcasting Inc. from 1990 until 1996. The University of New Brunswick awarded Mr. Bassett an honorary degree of Doctor of Laws, honoris causa in 1988. He has been a director of Quebecor World since May 2007 and serves as the Chairman of our Pension Committee and a member of our Audit Committee. Mr. Bassett is also a director of Rothmans Inc. and White Raven Capital Corporation.

Alain Rhéaume — Mr. Rhéaume has a degree in Business Administration from Université Laval. He has served as managing partner of Trio Capital since January 2006. He served as Chief Financial Officer of Microcell Telecommunications Inc. from 1996 until his appointment as President and Chief Executive Officer of Microcell PCS in February 2001. Between 1992 and 1996, Mr. Rhéaume was the Deputy Minister of Finance of the Province of Quebec. Mr. Rhéaume has served on the board of directors and audit committee of a number of public companies, some of which are registrants with the U.S. Securities and Exchange Commission and are required to reconcile their financial statements between Canadian and U.S. generally accepted accounting principles.

6.3                               PRE-APPROVAL POLICIES AND PROCEDURES

MI 52-110 requires us to disclose whether our Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Mandate of the Audit Committee provides that it is such Committee’s responsibility to:

(a)                                  approve the appointment and, if appropriate, the termination (both subject to shareholder approval) of the external auditors and monitor their qualifications, performance and independence;

(b)                                 pre-approve and oversee the disclosure of all audit services provided by the external auditors to us or any of our subsidiaries, determining which non-audit services the external auditors are prohibited from providing; and pre-approve and oversee the disclosure of permitted non-audit services to be performed by the external auditors, the whole in accordance with applicable laws and regulations; and

(c)                                  approve the basis and amount of the external auditors’ fees for both audit and certain permitted non-audit services.

The Audit Committee has adopted a Pre-Approval Policy pursuant to which we may not engage our external auditors to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under applicable laws and regulations. This Policy also provides that, subject to certain limitations, the Chief Financial Officer of the Corporation and Chairman of the Audit Committee may retain our external auditors for certain audit and non-audit services that have been pre-approved by the Audit Committee (the ¨Pre-Approved Services¨), provided, however, that the external auditors’ estimated fees for the Pre-Approved Services may not exceed $150,000 when they are retained by the Chief Financial Officer, and $250,000 when they are retained by the Chairman of the Audit Committee. All other projects must be submitted for approval to the Audit Committee. The Chief Financial Officer and Chairman of the Audit Committee report to the Audit Committee, on a quarterly basis, on all projects approved under the Pre-Approval Policy. This Policy and the list of Pre-Approved Services are reviewed by the Audit Committee on an annual basis.

6.4                               EXTERNAL AUDITOR SERVICE FEES

In addition to performing the audit of our consolidated financial statements, KPMG LLP provided us with other services and they billed us the following fees for each of our two most recently completed financial years as summarized in the following table:

FEES	FINANCIAL YEAR ENDED DECEMBER 31, 2007		FINANCIAL YEAR ENDED DECEMBER 31, 2006
Audit Fees(1)	US$	7,637,000	US$	11,370,000
Audit-Related Fees(2)	US$	2,176,000	US$	369,000
Tax Fees(3)	US$	2,125,000	US$	1,212,000
All other Fees(4)	US$	278,000	US$	679,000
TOTAL FEES:	US$	12,216,000	US$	13,630,000

(1)

Audit Fees consist of fees billed for the annual integrated audit and quarterly reviews of our annual and quarterly consolidated financial statements or services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditors reasonably can provide, and include the provision of comfort letters and consents, the consultation concerning financial accounting and reporting of specific issues, the review of documents filed with regulatory authorities.

(2)

Audit-related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditors, and include consultations concerning financial accounting and reporting standards on proposed transactions; due diligence or accounting work related to acquisitions; and employee benefit plan audits.

(3)

Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from taxing authorities; tax planning services; and consultation and planning services.

(4)

All Other Fees include fees billed for advice with respect to our internal controls over financial reporting and disclosure controls and procedures and assistance provided to obtain grants and subsidies.

6.5                               REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the integrity of the accounting and financial reporting process and systems of internal control through discussions with our management, the external auditors and the internal auditors. The Audit Committee is responsible for reviewing annual and quarterly financial statements, annual and quarterly Management’s Discussion and Analysis, financial and earnings press releases and certain other disclosure and offering documents, prior to their approval by the Board of Directors and their disclosure and filing with the applicable regulatory authorities. The Audit Committee is also responsible for reviewing the compliance of management certification of financial reports in accordance with applicable legislation. The Audit Committee reviews its processes on a regular basis and uses the expertise of external advisors when necessary or advisable. The Audit Committee holds in camera sessions after each regular meeting and more often, if it deems it necessary.

The Audit Committee has: (i) reviewed and discussed the audited financial statements for the year ended December 31, 2007 with our management; (ii) discussed with the independent external auditors the matters requiring discussion under professional auditing guidelines and standards in both Canada and the United States; (iii) received the written disclosures from the independent external auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States and; (iv) discussed with the external auditors their independence. In considering the independence of our external auditors, the Audit Committee took into consideration the amount and nature of the fees paid to the external auditors for non-audit services as described above.

During the course of the financial year ended December 31, 2007, our management proceeded with the documentation, testing and evaluation of our system of internal controls over financial reporting in response to the requirements set forth in Item 404 of the Sarbanes Oxley-Act of 2002 and related regulations. Management and our external auditors kept the Audit Committee apprised of the progress of the documentation, testing and evaluation through periodic updates and the Audit Committee provided advice to our management during the progress.

Based on these reviews and discussions, the Audit Committee recommended to our Board of Directors that the audited financial statements comprised of balance sheets as at December 31, 2007 and 2006 and statements of income, comprehensive income, shareholders’ equity and cash flow for each of the years in the three-year period ended December 31, 2007 be included in our Annual Report.

Submitted by the Audit Committee of the Board of Directors:

•                  Jean La Couture (Chairman)(1)

•                  Douglas G. Bassett

•                  Alain Rhéaume

(1)

Mr. La Couture did not participate in any of the Audit Committee meetings held in 2007 since he became a member of the Board of Directors on December 10, 2007. For the year 2007, the Chairman of the Audit Committee was Robert Coallier, who resigned on November 12, 2007.

The above report of the Audit Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Annual Information Form in any filing under applicable Canadian and U.S. securities legislation, except to the extent that we specifically incorporate this information by reference, and it shall not otherwise be deemed filed under such applicable securities legislation.

ITEM 7 — LEGAL PROCEEDINGS

In the normal course of business, we are involved in various legal proceedings and claims. In the opinion of our management and that of our subsidiaries, the outcome of these legal proceedings and claims is not expected to have a material adverse effect on our business, financial condition or results of operations.

However, we are currently subject to the Insolvency Proceedings (see Item 2.1 of this Annual Information Form — Creditor Protection and Restructuring)

ITEM 8 — RISK FACTORS

We urge all current and potential investors to carefully consider the risks described below, the other information contained in this Annual Information Form and other information and documents filed by us with the appropriate securities regulatory authorities before making any investment decision with respect to any of our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, cash flow, financial condition and/or results of operations could be materially adversely affected.

PRIMARY RISK FACTORS

We and many of our subsidiaries are currently subject to creditor protection and restructuring proceedings in both Canada and the United States. It is unlikely that our existing Multiple Voting Shares, Subordinate Voting Shares and Preferred Shares will have any material value in a restructuring plan of arrangement, and there is also a risk such shares could be cancelled. If we fail to implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Courts, substantially all of our debt obligations will become due and payable immediately, or subject to immediate acceleration, which would in all likelihood lead to the liquidation of our assets.

On January 21, 2008 (the “Filing Date”), we obtained an order (the “Initial Order”) from the Quebec Superior Court (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for ourselves and for 53 of our U.S. Subsidiaries (collectively, the “Applicants”). On the same date, those same U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA are hereinafter referred to as the “Canadian Proceedings”, the proceedings under Chapter 11 are hereinafter referred to as the “U.S. Proceedings” and the Canadian Proceedings and the U.S. Proceedings are hereinafter collectively referred to as the “Insolvency Proceedings”. Our Latin American subsidiaries are not subject to the Insolvency Proceedings.

Pursuant to the Initial Order, the Applicants are provided with the authority to, among other things, file with the Court and submit to their creditors a plan of compromise or arrangement under the CCAA and operate an orderly restructuring of their business and financial affairs, in accordance with the terms of the Initial Order. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as Monitor in the Canadian Proceedings. Pursuant to the terms of the Initial Order, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments in the Insolvency Proceedings, as the Monitor considers appropriate.

The U.S. Bankruptcy Code provides for all actions and proceedings against the U.S. Subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay and, pursuant to subsequent orders of the Court rendered on February 19, 2008, May 9, 2008, July 18, 2008 and September 29, 2008 respectively, this stay period was extended first to May 12, 2008 and then subsequently to July 25, 2008, September 30, 2008 and December 14, 2008 in Canada. The stay period is subject to further extensions as the Court may deem appropriate. The applicable stays generally preclude parties from taking any actions against the Applicants. The purpose of the stay period and of the Insolvency Proceedings is to provide the Applicants the opportunity to stabilize their operations and businesses and to develop a business plan, all with a view to proposing a final plan of reorganization, compromise or arrangement. Any such plan will be subject to approval by affected creditors, as well as Court approval.

In light of the Insolvency Proceedings, it is unlikely that our existing Multiple Voting Shares, Subordinate Voting Shares and Preferred Shares will have any material value in, and following the approval of, a restructuring plan of arrangement, and there is a risk such shares could be cancelled. There is also a risk that if we fail to successfully implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Court, substantially all of our debt obligations will become due and payable immediately, or subject to immediate acceleration, which would in all likelihood lead to the liquidation of the Applicants’ assets.

Our ability to manage our business is restricted during the Insolvency Proceedings and all steps or actions in connection therewith may, in certain circumstances, require the approval of our DIP lenders, the Monitor, the Official Committee of Unsecured Creditors and/or the Courts.

Our DIP Credit Agreement provides for various restrictions on, among other things, our ability to incur additional debt, secure such debt, make investments, dispose of our assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures. Each of these transactions would require the consent of our DIP lenders if they exceed certain thresholds set forth in the DIP Credit Agreement, and may, in certain cases, require the consent of the Monitor, the Official Committee of Unsecured Creditors and/or the Courts.

The above Primary Risk Factors relating to us and the Insolvency Proceedings should be borne in mind by you when you read each of the additional risk factors set forth below.

Other Risk Factors

Risks Relating to Our Business

Our revenue is subject to cyclical and seasonal variations and prices of, and demand for, our printing services may fluctuate significantly based on factors outside of our control.

The business in which we operate is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets we serve, as well as by local, regional, national and global economic conditions. Our business operations are seasonal, with the majority of our historical operating income during the past five financial years being recognized in the third and fourth quarters of the financial year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, this seasonality could adversely affect our cash flows and results of operations.

We are unable to predict market conditions and only have a limited ability to affect changes in market conditions for printing services. Pricing and demand for printing services have fluctuated significantly in the past and each has declined significantly in recent years. Prices and demand for printing services may continue to decline from current levels. Further increases in the supply of printing services or decreases in demand could cause prices to continue to decline, and prolonged periods of low prices, weak demand and/or excess supply could have a material adverse effect on our business growth, results of operations and liquidity.

We operate in a highly competitive industry.

The industry in which we operate is highly competitive. Competition is largely based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. We compete for commercial business not only with large national printers, but also with smaller regional printers. In certain circumstances, due primarily to factors such as freight rates and customer preference for local services, printers with better access to certain regions of a given country may have a competitive advantage in such regions. Since 2001, the printing industry has experienced a reduction in demand for printed materials and excess capacity. Some of the industries that we service have been subject to consolidation efforts, leading to a smaller number of potential customers. Furthermore, if our smaller customers are consolidated with larger companies utilizing other printing companies, we could lose our customers to competing printing companies. Primarily as a result of this excess capacity and customer consolidation, there have been, and may continue to be, downward pricing pressures and increased competition in the printing industry. Any failure on our part to compete effectively in the markets we serve could have a material adverse effect on the results of our operations, financial condition or cash flows and could require changes to the way we conduct our business or reassess strategic alternatives involving our operations.

We will be required to make capital expenditures to maintain our facilities and may be required to make significant capital expenditures to remain technologically and economically competitive, which may significantly increase our costs or disrupt our operations.

Because production technologies continue to evolve, we must make capital expenditures to maintain our facilities and may be required to make significant capital expenditures to remain technologically and economically competitive. We may therefore be required to invest significant capital in improving production technologies. If we cannot obtain adequate capital or do not respond adequately to the need to integrate changing technologies in a timely manner, our operating results, financial condition or cash flows may be adversely affected.

The installation of new technology and equipment may also cause temporary disruption of operations and losses from operational inefficiencies. The impact on operational efficiency is affected by the length of the period of remediation.

A significant portion of our revenues is derived from long-term contracts with important customers, which may not be renewed on similar terms and conditions or may not be renewed at all. The failure to renew or be awarded such contracts could significantly adversely affect our operating results, financial condition and cash flows.

We derive a significant portion of our revenues from long-term contracts with important customers. If we are unable to renew such contracts on similar terms and conditions, or at all, or if we are not awarded new long-term contracts with important customers in the future, our operating results, financial condition and cash flows may be adversely affected.

We may be adversely affected by increases in our operating costs, including the cost and availability of raw materials and labour-related costs.

We use paper and ink as our primary raw materials. The price of such raw materials has been volatile over time and may cause significant fluctuations in our net sales and cost of sales. Although we use our purchasing power as one of the major buyers in the printing industry to obtain favorable prices, terms, quality control and service, we may nonetheless experience increases in the costs of our raw materials in the future, as prices in the overall paper and ink markets are beyond our control. In general, we have been able to pass along increases in the cost of paper and ink to many of our customers. If we are unable to continue to pass any price increases on to our customers, future increases in the price of paper and ink would adversely affect our margins and profits.

Due to the significance of paper in our business, we are dependent upon the availability of paper. In periods of high demand, certain paper grades have been in short supply, including grades used in our business. In addition, during periods of tight supply, many paper producers allocate shipments of paper based upon historical purchase levels of customers. Although we generally have not experienced significant difficulty in obtaining adequate quantities of paper, unforeseen developments in the overall paper markets could result in a decrease in the supply of paper and could cause either or both of our revenues or profits to decline.

Labor represents a significant component of our cost structure. Increases in wages, salaries and benefits, such as medical, dental, pension and other post-retirement benefits, may impact our financial performance. Changes in interest rates, investment returns or the regulatory environment may impact the amounts we are required to contribute to the pension plans that we sponsor and may affect the solvency of our pension plans.

The demand for our products and services may be adversely affected by technological changes.

Technological changes continue to increase the accessibility and quality of electronic alternatives to traditional delivery of printed documents through the online distribution and hosting of media content and the electronic distribution of documents and data. The acceleration of consumer acceptance of such electronic media, as an alternative to print materials, may decrease the demand for our printed products or result in reduced pricing for our printing services.

We may be adversely affected by strikes and other labor protests.

As at June 30, 2008, we had 45 separate collective bargaining agreements in North America. Furthermore, nine collective agreements covering approximately 300 employees are currently in negotiation. Of these, two collective agreements covering approximately 130 employees expired in 2007 and five collective agreements covering approximately 60 employees expired in 2006. In addition, two collective agreements covering approximately 100 employees will expire in 2008 and are already in negotiation.

As at June 30, 2008, we employed approximately 20,000 people in North America, of which approximately 5,900 or approximately 29% are unionized. As at June 30, 2008, 68 of our plants and related facilities in North America were non-unionized.

As at June 30, 2008, we also employed approximately 3,000 people in Latin America, the majority of which are either governed by agreements that apply industry-wide or by a collective agreement.

While relations with our employees have been stable to date and there has not been any material disruption in operations resulting from labor disputes, we cannot be certain that we will be able to maintain a productive and efficient labor environment. We cannot predict the outcome of any future negotiations relating to the renewal of the collective bargaining agreements, nor can we assure with certainty that work stoppages, strikes or other forms of labor protests pending the outcome of any future negotiations will not occur. Any strikes or other forms of labor protests in the future could materially disrupt our operations and result in a material adverse impact on our financial condition, operating results and cash flows, which could force us to reassess our strategic alternatives involving certain of our operations.

We may be adversely affected by interest rates, foreign exchange rates and commodity prices.

We are exposed to market risks associated with fluctuations in foreign currency exchange rates, interest rates and commodity prices. Because a portion of our operations are outside the United States, significant revenues and expenses will be denominated in local currencies. Although operating in local currencies may limit the impact of currency rate fluctuations on the operating results of our non-U.S. subsidiaries and business units, fluctuations in such rates may affect the translation of these results into our financial statements. Since the commencement of the Insolvency Proceedings, we are no longer party to any derivative financial instruments, such as foreign exchange forward contracts, cross-currency swaps, interest rate swap agreements and commodity swap agreements. Consequently, we are now fully exposed to the market risks associated with movements in foreign currency exchange rates, interest rates and commodity prices.

There are risks associated with our operations outside the United States and Canada.

We have significant operations outside the United States and Canada. Revenues from our operations outside the United States and Canada accounted for approximately 23% of our revenues for the year ended December 31, 2007, although we anticipate that this figure will decline in the financial year ending December 31, 2008 in light of the sale of our European operations completed on June 26, 2008 (see Item 2.2 of this Annual Information Form — Sale of our European Operations). As a result, we are subject to the risks inherent in conducting business outside the United States and Canada, including the impact of economic and political instability and being subject to different legal and regulatory regimes that may preclude or make more costly certain initiatives or the implementation of certain elements of our business strategy.

Increases in fuel and other energy costs may have a negative impact on our financial results.

Fuel and other energy costs represent a significant portion of our overall costs. We may not be able to pass along a substantial portion of the rise in the price of fuel and other energy costs directly to our customers. In that instance, increases in fuel and other energy costs, particularly resulting from increased natural gas prices, could adversely affect operating costs or customer demand and thereby negatively impact our operating results, financial condition or cash flows.

Our printing and other facilities are subject to environmental laws and regulations, which may subject us to material liability or require us to incur material costs.

We use various materials in our operations that contain constituents considered hazardous or toxic under environmental laws and regulations. In addition, our operations are subject to a variety of environmental laws and regulations relating to, among other things, air emissions, wastewater discharges and the generation, handling, storage, transportation and disposal of solid waste. Further, we are subject to laws and regulations designed to reduce the probability of spills and leaks; however, in the event of a release, we are also subject to environmental regulation requiring an appropriate response to such an event. Permits are required for the operation of certain of our businesses, and these permits are subject to renewal, modification and, in some circumstances, revocation.

Our operations generate wastes that are disposed of off-site. Under certain environmental laws, we may be liable for cleanup costs and damages relating to contamination at these off-site disposal locations, or at our existing or former facilities, whether or not we knew of, or were responsible for, the presence of such contamination. The remediation costs and other costs required to clean up or treat contaminated sites can be substantial. Contamination on and from our current or former locations may subject us to liability to third parties or governmental authorities for injuries to persons, property or natural resources and may adversely affect our ability to sell or rent our properties or to borrow money using such properties as collateral.

We expect to incur ongoing capital and operating costs to maintain compliance with environmental laws, including monitoring our facilities for environmental conditions. We take reserves on our financial statements to cover potential environmental remediation and compliance costs as we consider appropriate. However, there can be no assurance that the liabilities for which we have taken reserves are the only environmental liabilities relating to our current and former locations, that material environmental conditions not known to us do not exist, that future laws or regulations will not impose material environmental liability on us, or cause us to incur significant capital and operating expenditures, or that our actual environmental liabilities will not exceed our reserves. In addition, failure to comply with any environmental regulations or an increase in regulations could adversely affect our operating results and financial condition.

We may be required to take additional goodwill impairment charges and additional write-downs of the value of our long-lived assets.

We completed our annual goodwill impairment testing in the third quarter of 2007. Taking into account financial information such as the announced sale of our European operations to Roto Smeets de Boer NV (which, subsequently, was not consummated), management determined that the carrying value of goodwill for our European reporting unit was not recoverable and that the resulting impairment of such goodwill amounted to its entire carrying value of US$166.0 million at September 30, 2007.

In the fourth quarter of 2007, our unsuccessful efforts to obtain new financing and our inability to conclude the proposed sale of our European operations to Roto Smeets de Boer NV combined with a decline in the Corporation’s stock price triggered a requirement for a goodwill impairment test related to the Corporation’s reporting units. As a result, we concluded that the goodwill was impaired and a total impairment charge of US$1,832.9 million was recorded for the North American and Latin America reporting units.

During the year ended December 31, 2007, we recorded a US$256.1 million impairment charge on long-lived assets in North America, Europe and Latin America principally applied to machinery and equipment. In North America, this charge was a result of impairment tests being triggered because of the retooling plan and the relocation of existing presses into fewer, but larger and more efficient facilities. In Europe, the impairment test was triggered as a result of the proposed sale/merger of Quebecor World Europe with Roto Smeets De Boer NV, which, subsequently, was not consummated.

The series of events that led to the Insolvency Proceedings and the events since then also triggered impairment tests for the Corporation’s property, plant and equipment, and goodwill. Following the completion of impairment tests on specific units in North America and Europe, the Corporation concluded that some long-lived assets were impaired and recorded an impairment charge of $16.7 million on certain machinery and equipment during the six-month period ended June 30, 2008.

We may, however, be required to take additional goodwill impairment charges and additional write-downs on the value of our long-lived assets. Among other factors, the trading price of our listed securities may trigger additional goodwill impairment charges and additional asset write-downs. Our management concluded that for the year ended December 31, 2007, we did not maintain effective process and controls over the determination of the impairment of our long-term assets and that this constituted a material weakness in our internal control. In the event we are required to take additional goodwill impairment charges or additional asset write-downs, our financial results and operations as well as the trading prices of our various outstanding securities could be adversely affected.

We could be adversely affected by health and safety requirements.

We are subject to requirements of Canadian, U.S. and other foreign occupational health and safety laws and regulations at the federal, state, provincial and local levels. These requirements are complex, constantly changing and have tended to become more stringent over time. It is possible that these requirements may change or liabilities may arise in the future in a manner that could have a material adverse effect on our financial condition or results of operations. We cannot assure you that we have been or that we will be at all times in complete compliance with all such requirements or that we will not incur material costs or liabilities in connection with those requirements in the future.

Changes in postal rates and postal regulations may adversely impact demand for our products and services.

Postal costs are a significant component of many of our customers’ cost structures and postal rate changes can influence the number of pieces that our customers are willing to mail. Any resulting decline in print volumes mailed could have an adverse effect on our business.

We are controlled by Quebecor Inc.

Quebecor Inc., directly and through a wholly-owned subsidiary, currently holds 75.23% of the voting interests in Quebecor World. As a result, Quebecor Inc. is able to exercise significant influence over our business and affairs and has the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. The interests of Quebecor Inc. may conflict with the interests of other holders of our equity and debt securities. However, the Court has exempted us from the requirement to hold an annual meeting of shareholders until such time as we emerge from the Insolvency Proceedings. In addition, any fundamental transaction or proposed change to our organizational documents would require Court approval. Consequently, even though Quebecor Inc. currently holds 75.23% of the Corporation’s outstanding voting interests, it is unlikely that Quebecor Inc. will be able to exercise its votes during the Insolvency Proceedings in order to change the composition of the Board of Directors or cause fundamental changes in the affairs and organizational documents of the Corporation.

We have identified material weaknesses in our internal control over financial reporting and concluded that such controls were not effective as of December 31, 2007, and that our disclosure controls and procedures were not effective as of the same date. If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial results. We are subject to additional reporting requirements under applicable Canadian securities laws and the Sarbanes-Oxley Act in the United States. We can provide no assurance that we will at all times in the future be able to report that our internal control is effective.

As an SEC registrant, we are required to comply with Section 404 of the Sarbanes-Oxley Act, and we have to obtain an annual attestation from our independent auditors regarding our internal control over financial reporting and management’s assessment of internal control over financial reporting, as well as with the corresponding applicable Canadian securities laws. In any given year, we cannot be certain as to the timing of completion of our internal control evaluation, testing and remediation actions or of their impact on our operations. Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we are required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal control that, or that are reasonably likely to, materially affect internal control over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to comply with the requirements of Section 404 or report a material weakness, we might be subject to regulatory sanction and investors may lose confidence in our financial statements, which may be inaccurate if we fail to remedy such material weakness.

We disclosed in Section 5.5 — Controls and procedures of our annual Management’s Discussion and Analysis for the financial year ended December 31, 2007 that our system of internal control over financial reporting was not effective as of such date and therefore that our disclosure controls and procedures were also not effective as of such date. More specifically, we did not maintain effective processes and controls related to (a) impairment of long-lived assets and goodwill, (b) controls over the accounting for and reporting of complex and non-routine transactions, and (c) period-end controls and procedures. In order to remedy the said weaknesses, we have undertaken to reinforce our processes, as described in Section 5.5 — Controls and procedures of our Management’s Discussion and Analysis for the financial year ended December 31, 2007.

In addition, as disclosed in Section 7 of our interim Management’s Discussion and Analysis for the three-month period ending June 30, 2008 — Controls and procedures, we continue to make progress in executing the remediation plans we have established in order to further improve our internal control in general and also address the said weaknesses.  The failure to do so within a reasonable time frame could adversely impact the accuracy of the reports and filings we make with the SEC and the Canadian securities regulatory authorities.

We are dependent on the experience and industry knowledge of our executive officers and other key employees to execute our business plans. If we were to experience any turnover in leadership, our business, results from operations and financial condition could be materially adversely affected.

We are dependent on the experience and industry knowledge of our executive officers and other key employees to execute our business plans. If we were to experience any turnover in leadership, our business, results from operations and financial condition could be materially adversely affected. Additionally, we may be unable to attract and retain additional qualified executives as needed in the future.

Acquisitions have contributed to growth in the industry in which we operate and will continue to do so, making us vulnerable to financing risks and the challenges of integrating new operations into our own.

Due to fragmentation in the commercial printing industry, growth in the industry in which we operate will continue to depend, in part, upon acquisitions, and we may consider making strategic or opportunistic acquisitions in the future. We cannot assure you that future acquisition opportunities will exist on acceptable terms, that any newly acquired companies will be successfully integrated into our operations or that we will fully realize the intended results of any acquisitions. We may incur additional long-term indebtedness in order to finance all or a portion of the consideration to be paid in future acquisitions. We cannot assure you that we will be able to obtain any such financing upon acceptable terms. While we continuously evaluate opportunities to make strategic or opportunistic acquisitions, we have no present commitments or agreements with respect to any material acquisitions.

Risks Relating to our Various Outstanding Securities

Our indebtedness and significant interest payment obligations could adversely affect our financial condition and prevent us from fulfilling our obligations under our various outstanding notes, debentures and other debt securities.

We and our consolidated subsidiaries have indebtedness and, as a result, significant interest payment obligations. As of December 31, 2007, we and our consolidated subsidiaries had a total indebtedness of   US$2,890.9 million. Our DIP lenders and the Court could permit us or our consolidated subsidiaries to incur or guarantee additional indebtedness, including secured indebtedness in certain circumstances. To the extent we incur additional indebtedness, the risks discussed below will increase.

Our degree of leverage could have significant consequences, including the following:

•                  make it more difficult for us to satisfy our obligations with respect to our notes;

•                  increase our vulnerability to general adverse economic and industry conditions;

•                  require us to dedicate a substantial portion of our cash flows from operations to making interest and principal payments on our indebtedness;

•                  limit our ability to fund capital expenditures, working capital and other general corporate purposes;

•                  limit our flexibility in planning for, or reacting to, changes in our businesses and the industry in which we operate, including cyclical downturns in our industry;

•                  place us at a competitive disadvantage compared to our competitors that have less debt; and

•                  limit our ability to borrow additional funds on commercially reasonable terms, if at all.

Some of our financing agreements contain financial and other covenants that, if breached by us, may require us to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity. Our ability to refinance such obligations may be restricted due to prevailing conditions in the capital markets, available liquidity and other factors.

We are party to a number of financing agreements, including our DIP Credit Agreement, our credit facility, the indentures governing our various senior notes, convertible notes, senior debentures and other pre-petition debt instruments, which agreements, indentures and instruments contain financial and other covenants. If we were to breach such financial or other covenants contained in our financing agreements, we may, subject to the stay under the Insolvency Proceedings, be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flows could be adversely impacted.

In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated which may require us, depending on the nature of such new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of our financial statements or to calculate in a different manner some of the financial ratios set forth in our financing agreements and other debt instruments, which may in turn cause us to be in breach of the financial or other covenants contained in our financing agreements and other debt instruments.

Our various unsecured notes, debentures and other debt securities are effectively subordinated to our partially secured pre-petition debt and the fully secured indebtedness under our DIP Credit Agreement.

Our various unsecured notes, debentures and other debt instruments, including our unsecured pre-petition credit facilities (excluding the portion of such credit facilities that is secured in the manner set forth below), and the guarantees of such notes, debentures and other debt instruments and credit facilities will be effectively subordinated to any secured indebtedness that we may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding with respect to us, the assets which serve as collateral for any of our secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on our unsecured notes, debentures and other debt instruments and credit facilities. As of June 30, 2008, we had an aggregate of US$3,407.6 million of debt outstanding and no senior secured debt except as set forth below.

In terms of pre-petition secured debt, we have granted liens on certain of our North American assets as partial security for our indebtedness under a syndicated credit facility made available to us by a bank syndicate led by Royal Bank of Canada and an equipment financing provided to us by Société Générale (Canada). These liens secure such indebtedness up to a maximum aggregate amount of US$170 million and have not been primed by our DIP lenders. In addition, as at December 31, 2007, we had US$62.5 million of capital leases and US$462.5 million of accounts receivable under our securitization and factoring programs.

Our DIP Credit Agreement is fully guaranteed and secured by all personal and real property of Quebecor World Inc., Quebecor World (USA) Inc., all of our material subsidiaries located in North America (including the Applicants) and certain material subsidiaries located in Latin America.

All of our other debt instruments are subordinated to the secured debt described above.

We depend on the cash flows from our subsidiaries that are not guarantors of our various notes, debentures and other debt securities to meet our obligations, and our debtholders’ right to receive payment on their relevant debt securities will be structurally subordinate to the obligations of these non-guarantor subsidiaries.

Not all of our subsidiaries have guaranteed our various notes, debentures and other debt securities. These non-guarantor subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to our debt securities or the guarantees of such debt securities or to provide the issuer or the guarantors of such debt securities with funds for their respective payment obligations. Our cash flows and our ability to service our indebtedness depends principally on the earnings of our non-guarantor subsidiaries and on the distribution of earnings, loans or other payments to us by these subsidiaries. In addition, the ability of these non-guarantor subsidiaries to make any dividend, distribution, loan or other payment to the issuer or a guarantor of our debt securities could be subject to statutory or contractual restrictions. Payments to the issuer or a guarantor by these non-guarantor subsidiaries will also be contingent upon their earnings and their business considerations. Because we depend principally on the cash flows of these non-guarantor subsidiaries to meet our obligations, these types of restrictions may impair our ability to make scheduled interest and principal payments on our various outstanding debt securities.

Furthermore, in the event of any bankruptcy, liquidation or reorganization of a non-guarantor subsidiary, holders of our debt securities will not have any claim as a creditor against such subsidiary. As a result, the guarantees of our various notes, debentures and other debt securities will be effectively subordinated to all of the liabilities of our subsidiaries other than such subsidiaries that either issued or guaranteed the debt securities in question. The creditors (including trade creditors) of those non-guarantor subsidiaries will have the right to be paid before payment on the guarantees to the holders of our various notes, debentures and other debt securities from any assets received or held by those subsidiaries. In the event of bankruptcy, liquidation or dissolution of a subsidiary, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to us.

We may not be able to finance a change of control offer required by the indentures governing our various notes, debentures and other debt securities because we may not have sufficient funds at the time of the change of control.

If we were to experience a change of control (as defined under each of the relevant indentures governing our various notes, debentures and other debt securities), we would, under certain of the indentures, be required to make an offer to purchase all of the notes, debentures or other debt securities issued thereunder then outstanding at a specified premium to the principal amount (often 101%) plus accrued and unpaid interest, if any, to the date of purchase. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of the notes, debentures or other debt securities.

Canadian and U.S. bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under our various outstanding notes, debentures and other debt securities and the guarantees of such securities.

The rights of the trustee who represents the holders of our debt securities to enforce remedies could be delayed by the restructuring provisions of applicable Canadian and U.S. federal bankruptcy, insolvency and other restructuring legislation, including the Bankruptcy and Insolvency Act (Canada) and the CCAA. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the Court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. See the Primary Risk Factor above: “We and many of our subsidiaries are currently subject to Insolvency Proceedings in both Canada and the United States. It is unlikely that our existing multiple voting shares and subordinate voting shares will have any material value in a restructuring plan of arrangement, and there is also a risk such shares could be cancelled. If we fail to implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Court, substantially all of our debt obligations will become due and payable immediately, or subject to immediate acceleration, creating an immediate liquidity crisis, which would in all likelihood lead to the liquidation of our assets.”

Moreover, we may not make any payments under our various debt securities during any proceedings in bankruptcy, insolvency or other restructuring, including the Insolvency Proceedings, and holders of our debt securities may not be compensated for any delays in payment of principal, interest and costs, if any, including the fees and disbursements of the trustee.

Applicable statutes may allow courts, under specific circumstances, to void the guarantees of our various notes, debentures and other debt securities.

Our creditors could challenge the guarantees of our various notes, debentures and other debt securities provided by us or certain of our subsidiaries as fraudulent transfers, conveyances or preferences or on other grounds under applicable U.S. federal or state law or applicable Canadian federal or provincial law. The entering into of the guarantees could be found to be a fraudulent transfer, conveyance or preference and declared void if a court were to determine that the guarantor:

•                  delivered the guarantee with the intent to hinder, delay or defraud its existing or future creditors or the guarantor did not receive fair consideration for the delivery of the guarantee; or

•                  the relevant guarantor did not receive fair consideration or reasonably equivalent value in exchange for the guarantee, and

•                                            was insolvent at the time it delivered the guarantee or was rendered insolvent by the giving of the guarantee; or

•                                            was engaged in a business or transaction for which such guarantor’s remaining assets constituted unreasonably small capital; or

•                                            intended to incur, or believed it could incur, debts beyond its ability to pay such debts as they come due.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•                  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•                  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•                  it could not pay its debts as they became due.

In general, the terms of the guarantees of our various notes, debentures and other debt securities provided by us or certain of our subsidiaries will limit the liability of such guarantor(s) to the maximum amount it (they) can pay without the guarantee being deemed a fraudulent transfer. On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor of our debt securities, after giving effect to its guarantee of the relevant debt securities, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot provide any assurance, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions with regard to these issues.

To the extent a court voids a guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, holders of our guaranteed debt securities would cease to have any direct claim against the guarantor which delivered that guarantee.

There is a risk that the Toronto Stock Exchange may seek to de-list our currently listed Subordinate Voting Shares, Series 3 Preferred Shares and Series 5 Preferred Shares.

Our Subordinate Voting Shares, Series 3 Preferred Shares and Series 5 Preferred Shares are currently listed on the TSX, and our Subordinate Voting Shares are traded and quoted on the OTC Bulletin Board. We are required to satisfy continued listing requirements pursuant to the TSX rules in order for the Subordinate Voting Shares, Series 3 Preferred Shares and Series 5 Preferred Shares to remain eligible for such listing. The OTC Bulletin Board is a quotation medium for subscribing members and not a stock exchange or a listing service. Investors are advised that Quebecor World has not taken any steps to have our securities traded on the OTC Bulletin Board and that there is no relationship, whether contractual or otherwise, between an issuer whose securities are traded on the OTC Bulletin Board and the latter, and that the OTC Bulletin Board exercises no regulatory oversight over Quebecor World.

On January 16, 2008, the TSX announced that it was reviewing the securities of Quebecor World with respect to meeting the requirements for continued listing and that Quebecor World was being granted 30 days in which to regain compliance with these requirements, pursuant to the TSX’s Remedial Review Process. However, following the publication of the Court’s Initial Order under the Insolvency Proceedings on January 21, 2008, Quebecor World was informed that the TSX’s review of the listing of its Subordinate Voting Shares, Series 3 Preferred Shares and Series 5 Preferred Shares had been stayed until February 20, 2008 or such later date as the Court may order, pursuant to the Initial Order. There can be no assurance, however, that the TSX will continue to take the position that, in light of the ongoing Insolvency Proceedings, it should not seek to de-list our Subordinate Voting Shares, Series 3 Preferred Shares and Series 5 Preferred Shares in the event one or more of our listed series or classes of securities fails to comply with the TSX’s listing requirements.

If we fail to meet any of the TSX’s continued listing requirements and the TSX attempts to enforce compliance with such requirements, our Subordinate Voting Shares, Series 3 Preferred Shares and/or Series 5 Preferred Shares may be de-listed from the TSX. In such event, there can be no assurance that trading in our currently listed securities will continue (through the OTC Bulletin Board or otherwise). Any de-listing of our Subordinate Voting Shares, Series 3 Preferred Shares and/or Series 5 Preferred Shares may adversely affect a holder’s ability to dispose of, or to obtain quotations as to the market value of, such securities.

An active trading market for our debt securities may not develop.

Our various notes, debentures and other debt securities are not listed on any national securities exchange, and we do not intend to have such debt securities listed on a national securities exchange, although some of our debt securities have been rendered eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages, or PORTALSM, Market. The market-makers of our various notes, debentures and other debt securities that are eligible for trading on the PORTALSM Market may cease their market-making at any time without notice. Accordingly, we cannot provide any assurance with respect to the liquidity of the market for such debt securities or the prices at which investors may be able to sell our debt securities. In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for our various notes, debentures and other debt securities will be subject to disruptions. Any such disruptions may have a negative effect on the ability of investors to sell such debt securities regardless of our prospects and financial performance.

U.S. investors in our securities may have difficulties enforcing certain civil liabilities.

Quebecor World is governed by the laws of Canada and a number of our subsidiaries are governed by the laws of a jurisdiction outside of the United States. Moreover, our controlling persons and a majority of our directors and officers are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of their assets and a significant portion of our assets are located outside of the United States. As a result, it may be difficult for our securityholders to effect service of process upon us or such persons within the United States or to enforce, against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of U.S. federal or state securities laws or other laws of the United States. There is doubt as to the enforceability in certain jurisdictions outside the United States of liabilities predicated solely upon U.S. federal or state securities laws against us, our controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

ITEM 9 — DESCRIPTION OF CERTAIN INDEBTEDNESS

In light of the Insolvency Proceedings, our only current source of financing is our DIP Credit Agreement described below in Item 9.1 — DIP Credit Agreement. However, we and certain of our subsidiaries remain debtors under our credit facilities (described below in Item 9.2 — Credit Facilities), our various series of outstanding senior notes and debentures (described below in Item 9.3 — Senior Notes) and our long-term equipment financing program (described below in Item 9.4 — Long-Term Equipment Financing Program).

9.1                               DIP CREDIT AGREEMENT

The DIP Credit Agreement of Quebecor World and Quebecor World (USA), referred to collectively as the “DIP Borrowers” for the purposes of this Item 9.1, provides for US$1 billion credit facilities that mature in July 2009 unless we complete a plan of reorganization under Chapter 11 or a plan of compromise or arrangement under the CCAA prior thereto. The credit facilities consist of a term loan facility of US$600 million and a revolving credit facility of US$400 million made available to each of the DIP Borrowers. Under the DIP Credit Agreement, the availability of the funds is determined by a formula based on a percentage of eligible assets available as security.

Approximately US$418 million, including fees, of the proceeds of the term loan facility were used to repay amounts owing under our North American securitization program, which we terminated on January 24, 2008, with the balance of the credit facilities to be used for working capital and other general corporate purposes and to pay fees and expenses in connection with the Insolvency Proceedings.

The credit facilities are fully guaranteed and secured by Quebecor Printing Holding Company (“QPHC”), the DIP Borrowers and all of our material subsidiaries located in North America and certain of our material subsidiaries located in Latin America (QPHC, the DIP Borrowers and all such material subsidiaries being collectively referred to as the “DIP Loan Parties” for the purposes of this Item 9.1).

The DIP Credit Agreement contains restrictive covenants and financial ratios as well as events of default that are customary for a debtor-in-possession credit agreement, including the non-payment of principal, interest or other amounts owing thereunder, the making by the DIP Loan Parties of any materially incorrect or misleading representation or warranty, the breach by a DIP Loan Party of any other term, covenant or agreement contained in the DIP Credit Agreement, a default by a DIP Loan Party in respect of any other indebtedness of at least US$10,000,000, the rendering of a final judgment or order against a DIP Loan Party in excess of US$10,000,000, the invalidity or unenforceability of any provision of any document relating to the DIP Credit Agreement, certain defaults under the Employee Retirement Income Security Act of 1974 (ERISA) of the United States of America, certain defaults relating to the Chapter 11 or the CCAA proceedings, a change of control of either of the DIP Borrowers, the bankruptcy of any DIP Loan Party (other than the DIP Borrowers and the other entities that have filed for protection under Chapter 11 or the CCAA) and the existence of certain claims against the DIP Loan Parties that rank prior to or pari passu with the liens securing the DIP Credit Agreement.

9.2                               CREDIT FACILITIES

The credit agreement of Quebecor World and Quebecor World (USA) (referred to collectively as the “Borrowers” for the purposes of this Item 9.2), as amended, provides for US$750,000,000 revolving credit facilities that mature in January 2009. Such credit facilities contain certain restrictive covenants and financial ratios as well as customary events of default, including the non-payment of principal, interest, fees or other amounts owing thereunder, the making by the Borrowers or by certain direct and indirect subsidiaries of Quebecor World (USA), (collectively the “Loan Parties” for the purposes of this Item 9.2) of any materially incorrect or misleading representation or warranty, the breach by a Borrower of any other term, covenant, condition or agreement contained in the credit agreement, the bankruptcy of a Borrower or any Restricted Entity (as such term is defined in the credit agreement), certain defaults under the Employee Retirement Income Security Act of 1974 (ERISA) of the United States of America, the rendering of a final judgment or order against a Borrower or any Restricted Entity in excess of US$25,000,000, the invalidity or unenforceability of any material provision of the documents relating to the credit facilities, a default by a Loan Party or any Restricted Entity in respect of any indebtedness in excess of US$25,000,000, the failure by a Borrower, any Restricted Entity or their affiliates to obtain or maintain environmental permits necessary for the operation of their business and the occurrence of any event or circumstance which has a material adverse effect on Quebecor World or any Restricted Entity or a material impairment in the ability of a Borrower to perform its obligations under the documents relating to the credit facilities or in the validity or enforceability of such documents.

In light of the continuing Insolvency Proceedings, these pre-petition revolving credit facilities are no longer a relevant source of financing for the Corporation, although we and certain of our subsidiaries remain debtors thereunder.

9.3                               SENIOR NOTES

We have issued and outstanding various series of senior notes and debentures as described below.

9.3.1                     Publicly Traded Senior Notes and Debentures

On August 5, 1997, Quebecor World Capital Corporation (“Quebecor Capital”) issued US$150 million in aggregate principal amount of 6.50% Guaranteed Debentures due 2027, of which US$146,787,000 were tendered and repurchased at their par value on August 1, 2004 pursuant to their terms and US$3,213,000 remains outstanding.

On November 3, 2003 Quebecor Capital issued US$200 million in aggregate principal amount of 4.875% Senior Notes due November 15, 2008 and US$400 million in aggregate principal amount of 6.125% of Senior Notes due November 15, 2013. All of these debentures and notes are unsecured and are unconditionally guaranteed by Quebecor World. Quebecor Capital has advanced the proceeds of these debentures and notes to Quebecor World (USA), which has issued to Quebecor Capital notes with payment terms substantially the same as the payment terms of the debentures and the notes. Interest on the debentures and the notes is payable semi-annually in arrears. The Senior Notes are redeemable, at the option of Quebecor Capital, at any time at the applicable redemption price set forth in the indenture dated November 3, 2003. The indentures under which the debentures and notes were issued contain restrictive covenants and events of default customary of publicly traded investment-grade debt, including limitations on liens, sale and leaseback transactions, mergers, consolidations and sales of assets.

9.3.2                     Private Notes

On July 12, 2000, Quebecor Capital issued US$175 million in aggregate principal amount of 8.42% Series A Senior Notes due July 15, 2010 and US$75 million in aggregate principal amount of 8.52% Series B Senior Notes due 2012. On September 12, 2000, Quebecor Capital issued US$91 million in aggregate principal amount of 8.54% of Series C Senior Notes due 2015 and US$30 million in aggregate principal amount of 8.69% Series D Senior Notes due 2020. All of these notes are unsecured and are unconditionally guaranteed by Quebecor World and Quebecor World (USA). Interest on each series of notes is payable semi-annually in arrears. Each of the foregoing series of notes is redeemable, at the option of Quebecor Capital, at any time at the redemption prices set forth in their respective note purchase agreements, provided that in the event of partial redemption, Quebecor Capital may not redeem less than 10% of the aggregate principal amount then outstanding of the redeemable notes issued under such purchase agreement. Each series of the Senior Notes described in this paragraph may be redeemed by Quebecor Capital, in whole or in part, at a price equal to 100% of their principal amount plus accrued and unpaid interest plus a “make-whole” premium. The note purchase agreements contain certain restrictive covenants and events of default, including limitations on debt, liens, sale and leaseback transactions, mergers, consolidations and sales of assets.

On December 28, 2006, Quebecor World (USA) purchased a total of US$36 million aggregate principal amount of the 8.54% senior notes due 2015, a total of US$15 million aggregate principal amount of the 8.52% senior notes due 2012 and a total of US$3.5 million of the 8.42% senior notes due 2010 under cash tender offers.

In addition, on October 29, 2007, we repurchased all of our outstanding 8.42% Senior Notes, Series A, due July 15, 2010, 8.52% Senior Notes, Series B, due July 15, 2012, 8.54% Senior Notes, Series C, due

September 15, 2015 and 8.69% Senior Notes, Series D, due September 15, 2020 at a redemption price of 100% of the outstanding principal amount of the Notes, plus the accrued and unpaid interest on such notes to the redemption date plus the applicable make-whole amount for an aggregate amount of US$376.3 million, which amount included both accrued interest and the make-whole amount.

On March 6, 2006, our wholly-owned indirect subsidiary, Quebecor World Capital ULC, issued US$450 million in aggregate principal amount of 8.75% Senior Notes due March 15, 2016 under an indenture entered into on the same date with, among others, Citibank N.A., as trustee (the “First 2006 Senior Notes Indenture”). These privately placed Senior Notes are unsecured and unconditionally guaranteed by Quebecor World, Quebecor World (USA) Inc. and Quebecor World Capital LLC. At any time and from time to time, prior to March 15, 2009, Quebecor World Capital ULC may redeem up to a maximum of 35% of the aggregate principal amount of these Senior Notes at the applicable redemption price set forth in the First 2006 Senior Notes Indenture with the net cash proceeds from certain equity offerings. In addition, prior to March 15, 2011, Quebecor World Capital ULC may redeem some or all of these new Senior Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest plus a “make-whole” premium. After March 15, 2011, Quebecor World Capital ULC may redeem the Senior Notes, in whole or in part, at the redemption prices specified in the First 2006 Senior Notes Indenture. The First 2006 Senior Notes Indenture contains restrictive covenants and events of default customary to such privately issued debt, including limitations on liens, sale and leaseback transactions, mergers, consolidations and sales of assets. Wilmington Trust Company has succeeded to Citibank, N.A. as trustee under the First 2006 Senior Notes Indenture.

On December 18, 2006, we issued US$400 million in aggregate principal amount of 9.75% Senior Notes due January 15, 2015 under an indenture entered into on the same date with, among others, Wilmington Trust Company, as trustee (the “Second 2006 Senior Notes Indenture”). These privately placed Senior Notes are unsecured and unconditionally guaranteed by Quebecor World (USA) Inc., Quebecor World Capital LLC and Quebecor World Capital ULC. We may redeem, at our option, 35% of these Senior Notes on or prior to January 15, 2010 at the applicable redemption price set forth in the Second 2006 Senior Notes Indenture with the net cash proceeds of certain equity offerings. In addition, prior to January 15, 2011, we may redeem these Senior Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest plus a “make-whole” premium. After January 15, 2011, we may redeem some or all of the Senior Notes at the redemption prices specified in the Second 2006 Senior Notes Indenture. The Second 2006 Senior Notes Indenture contains restrictive covenants and events of default customary to such privately issued debt, including limitations on liens, sale and leaseback transactions, mergers, consolidations and sales of assets.

9.4                               LONG-TERM EQUIPMENT FINANCING PROGRAM

On January 16, 2006, we concluded an agreement with Société Générale for the Canadian dollar equivalent of a €136 million ($160 million) long-term committed credit facility relating to purchases of MAN Roland presses as part of our North American retooling program. In October 2007, this facility was partially secured by a lien on assets in an amount of US$34 million.

This credit agreement contains certain restrictive covenants and financial ratios as well as customary events of default, including the non-payment of principal, interest, fees or other payments, the making by the loan parties of any materially incorrect or misleading representation or warranty, the breach by a borrower of any other term, covenant, condition or agreement contained in the credit agreement, the rendering of a final judgment or order against a borrower or the guarantor in excess of US$25,000,000 and default under the senior loan agreement (credit facilities) referred to in Item 9.2 of this Annual Information Form — Credit Facilities.

In light of the continuing Insolvency Proceedings, this facility is no longer a relevant source of financing for us although we and certain of our subsidiaries remain debtors thereunder.

ITEM 10 — DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Subordinate Voting Shares (the “Subordinate Voting Shares”), an unlimited number of Multiple Voting Shares (the “Multiple Voting

Shares”) and an unlimited number of First Preferred Shares issuable in series (the “Preferred Shares”), all without par value.

10.1                        GENERAL DESCRIPTION OF CAPITAL STRUCTURE

10.1.1              Subordinate Voting Shares

Our Subordinate Voting Shares carry one (1) vote per share. They are entitled to receive dividends in such amounts and payable at such time as the directors determine, subject always to the rights of the holders of any Preferred Shares. Our Subordinate Voting Shares are restricted shares (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights to those attached to the Multiple Voting Shares. In the aggregate, all of the voting rights associated with the Subordinate Voting Shares represented, as at September 30, 2008, 24.6% of the voting rights attached to all of our issued and outstanding voting securities.

10.1.2              Multiple Voting Shares

Our Multiple Voting Shares carry ten (10) votes per share. They are entitled to receive dividends in such amounts and they are payable at such time as the directors determine, subject always to the rights of the holders of any Preferred Shares. They are convertible at any time into Subordinate Voting Shares on a one-for-one basis. They are not publicly traded.

10.1.3              Trust Agreement

Our Articles do not contain any rights or provisions applicable to holders of our Subordinate Voting Shares where a take-over bid is made for the Multiple Voting Shares. Furthermore, under applicable law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. However, our significant shareholder, Quebecor Inc., has provided undertakings in favour of the holders of Subordinate Voting Shares in certain circumstances where a take-over bid is made for the Multiple Voting Shares. In fact, in compliance with the rules of The Toronto Stock Exchange (“TSX”), Quebecor Inc. entered into an agreement (the “Trust Agreement”) with Computershare Trust Company of Canada (the “Trustee”), 4032667 Canada Inc. (a corporation wholly-owned by Quebecor Inc.) and the Corporation, pursuant to which Quebecor Inc. has undertaken not to sell, directly or indirectly, any Multiple Voting Shares owned by it pursuant to a take-over bid, as defined by applicable securities legislation, under circumstances where such securities legislation would have required that the same offer be made to holders of Subordinate Voting Shares, as if such holders were holders of Multiple Voting Shares. Under current rules, this would include a sale of Multiple Voting Shares by Quebecor Inc. at a price per share in excess of 115% of the market price of the Subordinate Voting Shares as determined under such legislation (generally the twenty-day average trading price of such shares prior to a bid). This undertaking does not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer with terms at least as favourable as the terms of the offer to purchase Multiple Voting Shares is made concurrently to all holders to purchase Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares, which offer has no condition attached other than the right not to take up and pay for the Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares, or (b) there is a concurrent unconditional offer, of which all its terms are at least as favourable to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares.

The Trust Agreement permits, subject to compliance with applicable securities legislation, certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls Quebecor World, or controls or is controlled by Quebecor Inc. where (i) the transferor and transferee are each members of the “Péladeau Family” (except that any indirect sale within the “Péladeau Family”, other than to descendants in direct line, will not be permitted), and (ii) no such transferee is a party to any arrangement under which any other person would participate in the ownership of, or have control or direction over more than 10% of the votes or 50% of the equity of such corporation, Quebecor Inc. or the Corporation. The term “Péladeau Family” means collectively (i) any descendants, born or to be born, of the late Pierre Péladeau, founder of Quebecor Inc., (ii) any existing or future trust primarily for one or several descendants, born or to be born, of the late Pierre Péladeau and their existing or future spouses in fact or in law, and (iii) any and all existing or future corporations where at least 90% of the votes attached to all outstanding Voting Shares and at least 50% of all outstanding equity shares are controlled, directly or indirectly, by any one or more of the foregoing.

Under the Trust Agreement, a take-over bid for Quebecor Inc. is not deemed to be a take-over bid for Multiple Voting Shares for purposes of the Trust Agreement, if the total assets of Quebecor World, as a result of the consolidation of the assets of Quebecor World in the books of Quebecor Inc., are not greater than 80% of the total assets of Quebecor Inc. on a consolidated basis. The foregoing shall not be construed to limit any rights of the holders of Subordinate Voting Shares under applicable securities legislation. As at December 31, 2007, the total assets of the Corporation represented approximately 35% of the consolidated total assets of Quebecor Inc.

Under the Trust Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledge as security) or of securities convertible into Multiple Voting Shares by a holder of Multiple Voting Shares party to the agreement or any person or company which it controls (a “Disposition”) is conditional upon the transferee becoming a party to an agreement on substantially similar terms and conditions as are contained in the Trust Agreement. The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, shall not constitute a Disposition for purposes of the Trust Agreement.

The Trust Agreement provides that if a person or company carries out a sale (including an indirect sale) in respect of any Multiple Voting Shares in contravention of the Trust Agreement and, following such sale, such Multiple Voting Shares are still owned by Quebecor Inc., Quebecor Inc. shall neither from the time such sale becomes effective nor thereafter: (a) dispose of any of such Multiple Voting Shares or convert them into Subordinate Voting Shares, in either case without the prior written consent of the Trustee; or (b) exercise any voting rights attaching to such Multiple Voting Shares except in accordance with the written instructions of the Trustee. The Trustee may attach conditions to any consent the Trustee gives in exercising its rights and shall exercise such rights (i) in the best interest of the holders of the Subordinate Voting Shares, other than Quebecor Inc. and holders who, in the opinion of the Trustee, participated directly or indirectly in the transaction that triggered the operation of this provision (ii) in accordance with the Canada Business Corporations Act and the applicable securities legislation. Notwithstanding a sale of shares of Quebecor Inc. which constitutes an indirect sale of Multiple Voting Shares in contravention of the Trust Agreement, Quebecor Inc. shall have no liability under the Trust Agreement in respect of such sale, provided that Quebecor Inc. is in compliance with all other provisions of the Trust Agreement including, without limitation, the foregoing provision.

The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the rights thereunder on behalf of the holders of the Subordinate Voting Shares. The obligation of the Trustee to take such action will be conditional on Quebecor World, a holder of Multiple Voting Shares alleged to be in default or holders of the Subordinate Voting Shares providing such funds and indemnity as the Trustee may require. No holder of Subordinate Voting Shares will have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the then outstanding Subordinate Voting Shares within thirty (30) days after provision of reasonable funds and indemnity to the Trustee.

The Trust Agreement provides that it may not be amended, and no provision thereof may be waived, except with the approval of: (a) the holders of Multiple Voting Shares who are party to the Agreement; and (b) at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver, which two-thirds majority shall include a simple majority of the votes cast by holders of Subordinate Voting Shares, excluding the holders of Multiple Voting Shares party to the Agreement and their affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms which would constitute a sale for purposes of the Trust Agreement other than as permitted thereby, prior to giving effect to such amendment or waiver.

No provision of the Trust Agreement shall limit the right of any holder of Subordinate Voting Shares under applicable securities legislation.

The Trust Agreement may be found on the Canadian Securities Administrators’ website at www.sedar.com.

10.1.4              Preferred Shares

The number of Preferred Shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue. All the Preferred Shares are generally non-voting and they participate in priority to the Subordinate Voting Shares and Multiple Voting Shares in the event of liquidation, dissolution, winding-up or other distribution of our assets. Each series of Preferred Shares ranks pari passu with every other series of our Preferred Shares.

•                  Series 2 Preferred Shares

The Series 2 Cumulative Redeemable First Preferred Shares (the “Series 2 Preferred Shares”) were converted into Series 3 Cumulative Redeemable First Preferred Shares (the “Series 3 Preferred Shares”) in December 2002.

•                  Series 3 Preferred Shares

Holders of the Series 3 Preferred Shares were entitled to a fixed cash dividend of 6.152% per annum for the five-year period that commenced on December 1, 2002 and that ended on November 30, 2007 and 6.130% per annum for the five-year period commencing on December 1, 2007. On December 1, 2007 and at every fifth anniversary thereafter, our Series 3 Preferred Shares may be converted into Series 2 Preferred Shares under certain conditions. These preferred shares were also redeemable, in whole or in part, at the Corporation’s option, on December 1, 2007.

On November 19, 2007, we announced that none of our 12,000,000 issued and outstanding Series 3 Preferred Shares would be converted into Series 2 Preferred Shares. Starting December 1, 2007 and until November 31, 2012, holders of Series 3 Preferred Shares will be entitled to receive quarterly fixed dividends at an annual rate of 6.13% subject to being declared by our Board of Directors and as permitted by applicable law.

•                  Series 4 Preferred Shares

On April 18, 2006, we redeemed, in accordance with the rights, privileges, restrictions and conditions attaching thereto, all 8,000,000 of our then issued and outstanding Series 4 Cumulative Redeemable First Preferred Shares (the “Series 4 Preferred Shares”) at the applicable redemption price of Cdn$25.00 per share for an aggregate redemption price of Cdn$200 million. At the same time, we also paid all accrued and unpaid dividends on the Series 4 Preferred Shares up to April 18, 2006.

•                  Series 5 Preferred Shares

Our Series 5 Cumulative Redeemable First Preferred Shares (the “Series 5 Preferred Shares”) are entitled to a fixed cumulative preferential cash dividend of Cdn$1.725 per share per annum, payable quarterly, if declared. On and after December 1, 2007, the Series 5 Preferred Shares are redeemable at our option at a price of Cdn$25.00 per share, or with regulatory approval, the Series 5 Preferred Shares may be converted into Subordinate Voting Shares by us. On and after March 1, 2008, these Series 5 Preferred Shares may be converted at the option of the holder into Subordinate Voting Shares, subject to our right prior to the conversion date to redeem for cash or find substitute purchasers for such Series 5 Preferred Shares.

Effective March 1, 2008, 3,975,663 of our Series 5 Preferred Shares were converted into 51,410,291 Subordinate Voting Shares that were listed on the TSX. Effective June 1, 2008, 517,184 of our Series 5 Preferred Shares were converted into 6,799,353 Subordinate Voting Shares that were listed on the TSX. Effective September 1, 2008, 744,124 of our remaining issued and outstanding Series 5 Preferred Shares were converted into 9,943,356 Subordinate Voting Shares that were also listed on the TSX.

On September 26, 2008, we received notices in respect of 66,601 of our remaining issued and outstanding Series 5 Preferred Shares requesting conversion into our Subordinate Voting Shares as of December 1, 2008. On or after November 27, 2008, we will announce the final conversion rate applicable to the conversion of such 66,601 Series 5 Preferred Shares into Subordinate Voting Shares scheduled to occur as of December 1, 2008.

10.2                        DIVIDENDS

Between October 23, 1992 and 1998, we declared and paid semi-annual dividends, and between 1998 and 2007, quarterly dividends. The following table presents the annual dividends that we have declared and paid on all of our shares since January 1, 2005:

Period/Date	Multiple Voting Shares and Subordinate Voting Shares	Series 2 Preferred Shares	Series 3 Preferred Shares	Series 4 Preferred Shares	Series 5 Preferred Shares
2005	Cdn$0.56	N/A	Cdn$1.5380	Cdn$1.6875	Cdn$1.7250
2006	Cdn$0.30	N/A	Cdn$1.5380	Cdn$0.485590	Cdn$1.7250
2007	N/A	N/A	Cdn$0.769	N/A	Cdn$0.8625

On January 18, 2006, our Board of Directors, in light of our capital spending at such time, approved a reduction of the quarterly dividend, if, and when declared, on our Subordinate Voting Shares and our Multiple Voting Shares, from Cdn$0.14 per share to Cdn$0.10 per share, which reduction was applied as of and from the quarterly dividend declared on our Subordinate Voting Shares and our Multiple Voting Shares on January 18, 2006, which was paid on March 1, 2006.

On November 7, 2006, concurrently with the release of our results for the third quarter of 2006, we announced that our Board of Directors had suspended the declaration of dividends on our Subordinate Voting Shares and Multiple Voting Shares.

On November 26, 2007, our Board of Directors also suspended dividend payments on our Series 3 Preferred Shares and Series 5 Preferred Shares.

In light of the continuing Insolvency Proceedings, the Corporation has no current intention of declaring dividends on any of its outstanding shares for the foreseeable future.

10.3                        MARKET FOR OUR SECURITIES

Our Subordinate Voting Shares and our Preferred Shares are listed and posted for trading on the TSX. Our Subordinate Voting Shares were also listed and traded on the NYSE up until January 23, 2008, when the NYSE suspended trading in the Subordinate Voting Shares due to a determination by NYSE that such shares were no longer suitable for continued listing and trading on such exchange. The Subordinate Voting Shares were removed from listing and registration on the NYSE at the opening of business on March 13, 2008.

The following tables set forth the market price range and trading volumes of our listed shares for each month of the most recently completed financial year. The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session during the month and the closing sale price for each relevant month.

TSX - SUBORDINATE VOTING SHARES

Symbol: “IQW.TO”

2007	High (Cdn$ )	Low (Cdn$ )	Closing Price at the end of the month (Cdn$ )	Trading Volume

January	16.05	12.91	15.77	16,118,345
February	17.25	15.12	15.50	8,881,079
March	15.80	13.76	14.54	7,195,284
April	15.85	14.32	15.04	6,806,495
May	15.50	13.05	13.05	9,152,061
June	13.58	12.50	13.03	6,595,001
July	13.82	12.05	12.26	6,403,556
August	12.69	9.01	9.42	9,133,985
September	9.97	8.79	9.63	4,247,727
October	9.98	8.44	9.20	5,531,777
November	9.29	1.89	2.23	40,057,456
December	2.59	1.18	1.77	38,054,005

NYSE - SUBORDINATE VOTING SHARES

Symbol: “IQW”

2007	High (US$ )	Low (US$ )	Closing Price at the end of the month (US$ )	Trading Volume

January	13.58	11.01	13.37	1,714,400
February	14.79	12.93	13.23	1,225,400
March	13.46	11.90	12.72	1,420,300
April	14.05	12.46	13.73	1,460,900
May	14.11	12.20	12.27	1,506,900
June	12.78	11.70	12.15	2,018,760
July	13.24	11.37	11.56	1,900,600
August	12.03	8.53	9.16	4,579,600
September	10.04	8.73	9.69	1,705,600
October	10.05	8.66	9.73	1,992,900
November	9.80	1.90	2.25	11,708,498
December	2.74	1.17	1.80	8,912,210

TSX - SERIES 3 PREFERRED SHARES

Symbol: “IQW-PD.TO”

2007	High (Cdn$ )	Low (Cdn$ )	Closing Price at the end of the month (Cdn$ )	Trading Volume

January	17.64	15.11	17.44	562,605
February	18.35	16.80	16.92	279,669
March	17.15	16.00	16.75	340,955
April	17.20	16.62	16.85	184,136
May	17.00	16.52	16.65	313,706
June	17.00	16.50	16.95	78,936
July	17.00	16.00	16.18	146,929
August	16.50	14.50	14.60	94,544
September	14.59	12.02	13.25	213,485
October	13.85	12.80	13.03	264,215
November	13.10	4.36	5.80	964,893
December	6.50	3.50	4.75	685,976

TSX - SERIES 5 PREFERRED SHARES

Symbol: “IQW-PC.TO”

2007	High (Cdn$ )	Low (Cdn$ )	Closing Price at the end of the month (Cdn$ )	Trading Volume

January	25.25	24.35	25.10	186,328
February	25.45	24.85	25.05	118,043
March	25.25	24.91	25.05	34,296
April	25.30	24.50	25.10	29,400
May	25.40	24.56	24.75	41,034
June	25.00	24.70	24.85	23,682
July	24.97	24.70	24.70	13,078
August	24.90	21.00	23.79	59,916
September	24.70	23.10	24.23	186,549
October	25.00	23.60	24.46	99,959
November	25.20	15.00	17.90	1,463,556
December	20.75	11.95	15.96	2,618,555

10.4                        RATINGS

After the commencement of the Insolvency Proceedings, the rating agencies have either attributed to our senior secured and unsecured debt and Preferred Shares a rating of D, being the lowest rating given by all rating agencies, or ceased rating all our debt instruments and Preferred Shares.

ITEM 11 — INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

For purposes of this Item 11, reference is made to (i) Note 10 to our Audited Consolidated Financial Statements for the financial year ended December 31, 2007 and Note 9 to our Audited Consolidated Financial Statements for the financial year ended December 31, 2006 and (ii) Section 5.3 — Related party transactions of our Management’s Discussion and Analysis for the financial year ended December 31, 2007, each of which is incorporated by reference into this Annual Information Form.

Our Audited Consolidated Financial Statements for the financial years ended December 31, 2007 and 2006 and our Management’s Discussion and Analysis for the financial year ended December 31, 2007 may be found on our website at www.quebecorworld.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

In addition, during the financial year ended December 31, 2007, we have done business, at market rates, with Quebecor Inc. and other companies within the Quebecor group. We may continue to engage in similar transactions on terms which are generally no less favourable to us than would be available to us for similar transactions with unaffiliated third parties.

We consider the amounts paid with respect to the various transactions mentioned above to be both reasonable and competitive.

ITEM 12 — MATERIAL CONTRACTS

Between January 1, 2007 and September 30, 2008, the only material contracts that we entered into outside the ordinary course of business were (i) the DIP Credit Agreement, as amended, which is more fully described under Item 9.1 of this Annual Information Form — DIP Credit Agreement, (ii) the various amendments to our revolving credit facilities described under Item 9.2 of this Annual Information Form — Credit Facilities and (iii) the Share Purchase Agreement dated May 29, 2008 relating to the sale and purchase of the shares of Quebecor World European Holding S.A. resulting in the sale of our European operations (see Item 2.2 of this Annual Information Form — Sale of our European Operations). All of the aforementioned material contracts have been filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com as well as with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. Current and potential investors are urged to consult such agreements as filed with such securities regulatory authorities and the summary descriptions of such agreements contained in this Annual Information Form are qualified entirely by reference to the text of the agreements as filed with such authorities.

ITEM 13 — INTERESTS OF EXPERTS

KPMG LLP is the firm of auditors who prepared the Auditors’ Report, Report of Independent Registered Public Accounting Firm and Comments by Auditors for US Readers on Canada-US Reporting Differences with respect to our Audited Consolidated Financial Statements for the year ended December 31, 2007. KPMG LLP has confirmed to us that they are independent in accordance with the applicable rules of professional conduct of each of the provinces of Canada and that they have complied with the rules on auditor independence of the United States Securities and Exchange Commission.

ITEM 14 — TRANSFER AGENT

The transfer agent for our Subordinate Voting Shares and our Preferred Shares is Computershare Trust Company of Canada, whose head office is situated in Toronto (Ontario). Share transfer service is available at Computershare’s Montreal (Quebec) and Toronto (Ontario) offices, as well as at the principal office of Computershare Trust Company, Inc. in Denver (Colorado) and New York (New York).

ITEM 15 — ADDITIONAL DISCLOSURE

National Instrument 51-102 — Continuous Disclosure Obligations (including Form 51-102F2), requires issuers that do not send a management information circular to any of their securityholders to disclose in their annual information form certain information with respect to their voting securities and principal holders of voting securities, directors, executive compensation, securities authorized for issuance under equity compensation plans, indebtedness of directors and executive officers and appointment of auditors.

15.1                        VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at September 30, 2008, there were 46,987,120 Multiple Voting Shares and 153,737,924 Subordinate Voting Shares issued and outstanding.

The Subordinate Voting Shares, each of which carries the right to one vote, are restricted securities (within the meaning of Canadian regulations respecting securities) in that they do not carry equal voting rights to the Multiple Voting Shares, each of which carries the right to ten votes. As of September 30, 2008, 24.6% of all voting rights in the Corporation were attached to the Subordinate Voting Shares.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns or exercises control or direction over more than 10% of the shares of any class of voting shares of the Corporation is Quebecor Inc., directly and through a wholly-owned subsidiary, namely 4032667 Canada Inc. As at September 30, 2008, Quebecor Inc. held a total of 46,911,277 Multiple Voting Shares, representing 99.84% of the issued and outstanding Multiple Voting Shares and 75.23% of all the voting rights in the Corporation.

15.2                        DIRECTORS

Please refer to Item 5.1 of this Annual Information Form — Our Directors.

15.3                        EXECUTIVE COMPENSATION

15.3.1              Compensation of Directors

The director’s compensation program is designed to attract and retain the most qualified people to serve on the Board and its committees. Annual retainers and attendance fees are paid to the members of the Board who do not serve in any management function for the Corporation, its subsidiaries or its controlling shareholder, Quebecor Inc. The Corporation currently pays its non-management directors compensation in accordance with the schedule below:

Directors’ Compensation Schedule	Fee
Board Chair Retainer	US$300,000
Board Retainer	US$100,000
Lead Director	US$10,000
Committee Chair Retainer
— Audit Committee	US$10,000
— Other Committees	US$8,000
Meeting Attendance Fees	US$2,500

Up until February 2008, directors were required to receive at least 50% of their annual retainer in the form of deferred share units (“DSUs”) under a Directors’ Deferred Share Unit Plan (the “DDSU Plan”), with the option of being able to elect to receive up to 100% of their annual retainer in the form of DSUs. The value of DSUs corresponded to the value of the Subordinate Voting Shares as listed on the NYSE. However, in light of the Insolvency Proceedings, the delisting of the Subordinate Voting Shares from the NYSE and the significant drop in the market price of the Subordinate Voting Shares, the Corporation terminated the DDSU Plan in February 2008. Consequently, all remuneration as described above is now paid by the Corporation entirely in cash.

15.3.2              Compensation of Executive Officers

The following table shows certain selected compensation information for: (i) the two individuals who acted as President and Chief Executive Officer of the Corporation during the Corporation’s most recently completed financial year, namely Messrs. Jacques Mallette and Wes W. Lucas; (ii) the Executive Vice President and Chief Financial Officer (also Jacques Mallette throughout 2007); and (iii) the three other most highly compensated executive officers of the Corporation who were serving as such as at December

31, 2007 and whose total salary and bonus exceeded $150,000 in the most recently completed financial year (collectively, the “Named Executive Officers”); in each case for services rendered in all capacities during the financial years ended December 31, 2007, 2006 and 2005.

15.3.3              Summary Compensation Table

		Annual Compensation				Long-Term Compensation
						Awards		Payouts
Name and Principal Position	Year	Salary ($)		Bonus(1) ($)	Other Annual Compensation ($)(2)	Securities Under Options/ SARs Granted(3) (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)

Jacques Mallette(4)	2007	517,404	(5)	449,716	—	—	—	—	—
President and Chief	2006	450,000		208,140	—	127,000	—	—	138,718	(6)
Executive Officer (former Executive Vice President and Chief Financial Officer)	2005	112,500	(7)	US56,250	—	97,000	—	—	—

Wes W. Lucas	2007	1,175,912	(8)	—	—	—	—	—	—	(9)
Former President and	2006	738,654	(10)	750,000	—	950,000	—	—	659,880	(11)
Chief Executive Officer	2005	—		—	—	—	—	—	—

Yvan Lesniak	2007	432,840	(13)	—	—	—	—	—	—
Former President	2006	416,717	(13)	69,460	—	—	—	—	112,136	(6)
Managing Director Quebecor World France(12)	2005	382,127	(13)	—	—	60,000	—	—	—

Guy Trahan	2007	US433,000		US305,201	—	—	—	—	—
President	2006	US425,000		—	—	75,000	—	—	—
Latin America	2005	US425,000		US382,500	—	60,000	—	—	—

David Blair	2007	325,000		130,705	—	—	—	—	—
Senior Vice President,	2006	293,500		88,050	—	100,000	—	—	—
Operations, Technologies and Continuous Improvement	2005	293,500		—	—	38,000	—	—	—

(1)                   Historically, bonus amounts have been paid in cash in the year following the financial year in respect of which they were earned. Retention bonuses are paid in the same year in which they are awarded. However, bonus amounts with respect to the first half of 2007 were paid in December 2007 while bonus amounts for the last six months of 2007 were paid in March 2008.

(2)                   Perquisites that do not exceed the lesser of $50,000 or 10% of the total of the salary and bonuses are not included in this column.

(3)                   Underlying securities: Subordinate Voting Shares.

(4)                    Mr. Mallette served as our Executive Vice President and Chief Financial Officer until December 17, 2007, when he was appointed our President and Chief Executive Officer. Mr. Mallette continued to exercise the functions of the Corporation’s Chief Financial Officer until December 31, 2007.

(5)                   Represents the salary earned by Mr. Mallette as Executive Vice President and Chief Financial Officer from January 2007 until December 17, 2007 and as President and Chief Executive Officer from December 17, 2007 until December 31, 2007.

(6)                   This amount represents a non-cash bonus awarded in respect of 2006 to be paid in the form of Subordinate Voting Shares purchased by a third party on the open market. This non-cash bonus will be deferred for three (3) years and a predetermined number of Subordinate Voting Shares will be delivered to the individual during the first quarter of 2009, provided that the Named Executive Officer in question is employed by the Corporation on December 31, 2008. If the Named Executive Officer in question is terminated without cause before December 31, 2008, then a pro rata amount based on time served during 2006 to 2008 will be paid by the Corporation to the Named Executive Officer.

(7)                   Represents the salary actually earned by and paid to Mr. Mallette in 2005. Mr. Mallette was appointed our Executive Vice President and Chief Financial Officer on October 1, 2005. Mr. Mallette’s annual salary for 2005 was $450,000.

(8)                   Represents the base salary actually earned by and paid to Mr. Lucas in 2007 until his departure on December 17, 2007.

(9)                   No other compensation, including lump-sum or severance amounts, was paid to Mr. Lucas in connection with his departure on December 17, 2007. However, Mr. Lucas has filed a claim in an amount of approximately $23 million with the Monitor under the Insolvency Proceedings in connection with his departure.

(10)             Represents the base salary actually earned by and paid to Mr. Lucas in 2006. Mr. Lucas assumed the position of President and Chief Executive Officer of the Corporation on May 11, 2006. Mr. Lucas’ annual salary for 2006 was $1,150,000.

(11)             Represents the reimbursement of relocation expenses incurred by Mr. Lucas upon his international relocation from the United States to Montreal, Canada. This amount included the costs related to the sale and purchase of his primary residence, costs and professional fees incurred in connection with tax planning, immigration matters, legal expenses, moving expenses and such other costs ordinarily associated with an international relocation. In addition to the amount disclosed in the table above under the column “All Other Compensation”, the Corporation also paid Mr. Lucas an amount of $110,577 for consulting services provided to the Corporation between April 6 and May 10, 2006.

(12)             We sold our European operations on June 26, 2008 and, consequently, Mr. Lesniak’s employment remains with our former European operations under their new ownership.

(13)             Amounts actually paid to Mr. Lesniak in Euros and converted to Canadian dollars at the following noon spot rates of exchange of the Bank of Canada: CDN$1.4428 per €1.00 on December 31, 2007; CDN$1.5377 per €1.00 on December 31, 2006; CDN$1.3805 per €1.00 on December 31, 2005. Following the completion of the sale our European operations in June 2008, Mr. Lesniak is no longer employed by the Corporation.

15.3.4              Options Granted in 2007

The Corporation has established an executive stock option plan (the “ESOP”) for its executives, which is administered by the Human Resources and Compensation Committee of the Board. Participants in the ESOP are granted options that may be exercised to purchase Subordinate Voting Shares of the Corporation. The ESOP has been terminated for all future option grants and no stock options to subscribe for Subordinate Voting Shares were granted to the Named Executive Officers under the Corporation’s ESOP during the financial year ended December 31, 2007. See Item 15.3.9 of this Annual Information Form — Report on Executive Compensation — Short-Term and Long-Term Incentive Compensation.

15.3.5              Options Exercised in 2007

The following table indicates for each of the Named Executive Officers the number of options to purchase Subordinate Voting Shares, if any, exercised during the financial year ended December 31, 2007, the gains realized upon exercise, the total number of unexercised options held at December 31, 2007, and the value of such unexercised options at that date.

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

	Securities	Aggregate Value	Unexercised Options/ SARs at FY-End		Value of Unexercised “In-The-Money” Options/ SARs at FY-End(2)
Name	Acquired on Exercise (#)	Realized(1) ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Jacques Mallette	—	—	56,000	168,000	—	—
Wes W. Lucas(3)	—	—	237,500	—	—	—
Yvan Lesniak	—	—	22,742	45,000	—	—
	—	—	11,250	3,750	—	—
Guy Trahan	—	—	179	—	—	—
	—	—	76,879	101,250	—	—
David Blair	—	—	88,316	113,500	—	—

(1)                    The Aggregate Value Realized upon exercise is the difference between the closing sale price of the Subordinate Voting Shares on the TSX (or on the NYSE for U.S. participants) on the exercise date and the exercise price of the Named Executive Officer’s option.

(2)                    The Value of Unexercised In-The-Money Options at Financial Year-End is the difference between the option price and the closing sale price of the Subordinate Voting Shares on the TSX on December 31, 2007 (or on the NYSE for U.S. participants). This gain, unlike the gain set forth in the column “Aggregate Value Realized”, has not been and may never be realized. The underlying options have not been and may not be exercised, and actual gains, if any, will depend on the value of the Subordinate Voting Shares on the date of exercise of the corresponding options. The closing sale prices of the Subordinate Voting Shares on the TSX and on the NYSE on December 31, 2007 were $1.77 per share and US$1.80 per share, respectively.

(3)                    Mr. Lucas departed the Corporation on December 17, 2007.

15.3.6              Pension Benefits

This Item 15.3.6 describes the pension benefits and entitlements that were payable to or accrued by the Corporation’s Named Executive Officers as at December 31, 2007 under the Corporation’s pension plans. Since January 21, 2008, the Corporation and a number of its Canadian and U.S. subsidiaries have been subject to the Insolvency Proceedings. Consequently, the obligations of the Corporation under the Corporation’s pension plans will be dealt with in the context of the Insolvency Proceedings. Please refer to Item 2.1 of this Annual Information Form — Creditor Protection and Restructuring, for a detailed description of the Insolvency Proceedings.

•                  Canadian Pension Plans

The Corporation maintains a basic pension plan for its non-unionized Canadian employees (the “Basic Plan”), which also covers executive officers of the Corporation. The pension is calculated on the basis of the average salary of the five consecutive years in which the salary was the highest, including bonuses, multiplied by the number of years of membership in the plan. The pension is payable at the normal retirement age of 65 years or from the age of 62, without reduction, if the participant has completed a minimum of ten years of service with the Corporation.

The maximum pension payable under the pension plan is as prescribed by the Income Tax Act (Canada). A participant contributes to the plan an amount equal to 5% of his or her salary not exceeding $111,111 for 2007, up to a maximum of $5,555 per year. Effective January 1, 2008, the maximum pension and participant contributions will be based on a salary of $116,667. In the event that a participant’s salary exceeds the maximum, benefits will be paid from the unfunded Quebecor World Restoration Plan (the “Restoration Plan”), which uses excess pay to top up any shortfalls (excluding bonuses) and the same formula as that found in the Basic Plan.

The following table sets forth the annual retirement benefits under the Basic Plan and the Restoration Plan payable at age 65 based on final average salary and years of membership as shown for a participant.

Pension Plan Table (Canadian — Basic and Restoration)

	Years of Membership
Remuneration ($)*	10	15	20	25	30
400,000	$80,000	$120,000	$160,000	$200,000	$240,000
600,000	$120,000	$180,000	$240,000	$300,000	$360,000
800,000	$160,000	$240,000	$320,000	$400,000	$480,000
1,000,000	$200,000	$300,000	$400,000	$500,000	$600,000
1,200,000	$240,000	$360,000	$480,000	$600,000	$720,000

*                 Remuneration refers to annual base salary only.

A participant’s pension is payable for life. In case of death after retirement, the plan provides a five-year full pension guarantee starting at the retirement date. After such period, the participant’s surviving spouse will continue to receive for life 60% of the pension.

As of December 31, 2007, the credited number of years of membership in the plans for participating Named Executive Officers were:

•                  for Jacques Mallette, 4 years and 9 months;

•                  for Wes Lucas, 1 year and 8 months;

•                  for Guy Trahan, 14 years in the Basic Plan (as his participation while in Latin America is limited to 5 years) and 19 years and 10 months in the Restoration Plan; and

•                  for David Blair, 18 years and 7 months.

The number of years indicated above for Mr. Mallette include credited years accrued under Quebecor Inc.’s pension plans that have been transferred to the Corporation’s pension plans under an inter-company reciprocal pension plan transfer agreement.

Wes Lucas, our former President and Chief Executive Officer, departed the Corporation on December 17, 2007. No lump sum related to his accumulated pension benefits has been paid to Mr. Lucas in connection with his departure; however, he has filed a claim in an amount of approximately $23 million with the Monitor under the Insolvency Proceedings.

•                  Canadian Supplementary Retirement Plan

In addition to the Canadian Basic and Restoration Plans, the Corporation provides Supplementary Retirement Plans for its Canadian executive officers. The supplemental retirement benefits payable to the Canadian Named Executive Officers are indicated below:

•                  At December 31, 2007, the credited number of years of membership in the plan for the participating Named Executive Officers were for Guy Trahan, 19 years and 10 months. The pension is payable in accordance with the same modalities as the Basic Plan.

The following table sets forth the aggregate annual retirement benefits payable to Mr. Trahan under the Basic Plan, the Restoration Plan and the Canadian Supplementary Retirement Plan at age 65 based on final average salary and years of membership as shown for a participant.

Pension Plan Table (Canadian — Basic, Restoration and Supplementary)

	Years of Membership
Remuneration ($)*	10	15	20	25	30
600,000	N/A	$136,000	$181,000	$226,000	$272,000
900,000	N/A	$206,000	$274,000	$343,000	$411,000
1,200,000	N/A	$275,000	$367,000	$459,000	$551,000
1,500,000	N/A	$345,000	$460,000	$575,000	$690,000
1,800,000	N/A	$415,000	$553,000	$691,000	$830,000

*                 Remuneration refers to annual base salary and a bonus assumed to equal 50% of a normal base salary.

•                  At December 31, 2007, the credited number of years of membership in the plan for the participating Named Executive Officers were: for Jacques Mallette, 2 years and 3 months, for Wes Lucas, 1 year and 8 months and for David Blair, 16 years. The pension is payable in accordance with the same modalities as the Basic Plan.

Wes Lucas, our former President and Chief Executive Officer, departed the Corporation on December 17, 2007. No lump sum related to his accumulated pension benefits has been paid to Mr. Lucas in connection with his departure; however, he has filed a claim in an amount of approximately $23 million with the Monitor under the Insolvency Proceedings.

The following table sets forth the annual aggregate retirement benefits under the Basic Plan, the Restoration Plan and the Supplementary Retirement Plan payable at age 65 for Jacques Mallette and David Blair, based on final average salary (including bonuses) and years of membership as shown for a participant.

Pension Plan Table (Canadian — Basic, Restoration and Supplementary)

	Years of Membership
Remuneration ($)*	10	15	20	25	30
600,000	$120,000	$180,000	$240,000	$300,000	$360,000
900,000	$180,000	$270,000	$360,000	$450,000	$540,000
1,200,000	$240,000	$360,000	$480,000	$600,000	$720,000
1,500,000	$300,000	$450,000	$600,000	$750,000	$900,000
1,800,000	$360,000	$540,000	$720,000	$900,000	$1,080,000

*       Remuneration refers to annual base salary and a bonus assumed to equal 50% of annual base salary.

•                  European Pension Plans

Prior to the sale of our European operations on June 26, 2008 (see Item 2.2 of this Annual Information Form — Sale of our European Operations), the Corporation did not have a supplemental retirement plan for its European-based executives. Yvan Lesniak participated in the mandatory Social Security Plan of France.

15.3.7              Employment Agreements

The Corporation has entered into employment agreements with certain of the Named Executive Officers, namely Jacques Mallette, Wes Lucas, Yvan Lesniak and Guy Trahan (collectively, the “Employment Agreements”).

Pursuant to the Employment Agreements, each Named Executive Officer is entitled to participate in the Corporation’s short-term incentive plan and the Corporation’s ESOP and to receive other benefits commensurate with his position. The Employment Agreements are for an indefinite term.

The following Named Executive Officers have termination of employment provisions in their Employment Agreements.

Jacques Mallette — Mr. Mallette’s Employment Agreement provides that in the event his employment is terminated without cause, he will be entitled to a reasonable severance payment. In addition, if a change of control of the Corporation occurs and (i) Mr. Mallette’s employment is terminated without cause or (ii) he resigns for a serious reason, he will be entitled to a lump-sum payment equal to 18 months of his then prevailing annual base salary and benefits, being his annual target bonus and the value of his annual benefits related to automobile and group insurance policy, excluding the short-term and long-term disability coverage.

Yvan Lesniak — Mr. Lesniak’s Employment Agreement provides that in the event his employment is terminated without cause, he will be entitled to a lump-sum payment equal to 24 months of his then prevailing base annual salary. We sold our European operations on June 26, 2008 and consequently, Mr. Lesniak’s employment remains with our former European operations under their new ownership.

Wes W. Lucas —Wes Lucas, our former President and Chief Executive Officer, departed the Corporation on December 17, 2007. No termination or other lump-sum amounts have been paid to Mr. Lucas in connection with his departure; however, he has filed a claim in an amount of approximately $23 million with the Monitor under the Insolvency Proceedings.

15.3.8              Composition of the Human Resources and Compensation Committee

The current members of the Human Resources and Compensation Committee are André Caillé (Chairman), Jean La Couture and Michèle Desjardins, each of whom is independent within the meaning of the Categorical Standards of Independence of Directors adopted by the Corporation and derived from the corporate governance guidelines established by the Canadian Securities Administrators, the New York Stock Exchange and the Sarbanes-Oxley Act of 2002. Our Categorial Standards of Independence are reproduced in their entirety at Schedule “C” to this Annual Information Form.

15.3.9              Report on Executive Compensation

The Human Resources and Compensation Committee assists the Board in fulfilling its governance responsibilities for the Corporation’s human resources policies and practices. Each year, as part of its mandate, the Human Resources and Compensation Committee reviews the Corporation’s compensation principles, policies and plans and reports to the Board on the Corporation’s executive compensation. In order to enhance the Corporation’s ability to attract, motivate and retain high-performing senior management required to attain its financial, operating and performance objectives, the Corporation has developed and implemented an executive compensation policy. This policy is intended to ensure that the Corporation’s executives receive total compensation that (a) is competitive with the compensation received by executives employed by a group of comparable North American companies (the “Reference Market”), (b) rewards superior performance and (c) aligns the executives’ interests with those of the Corporation’s shareholders. The Reference Market is comprised of a combination of American and

Canadian public companies of comparable size and complexity operating in the media, information and entertainment, manufacturing and other capital intensive industries, with international scale and scope. The compensation strategy is weighted towards “pay-for-performance” components.

The Corporation must ensure that it offers competitive compensation in the challenging markets in which it operates and recruits high-performing executives. In general, the Corporation and the Human Resources and Compensation Committee set the remuneration of executive officers at the median of the overall compensation paid to executives in the Reference Market.

The Human Resources and Compensation Committee recognizes the fundamental value added by a highly committed management team. The skills and impact of this group of individuals are essential to the successful management of the Corporation and vital to the formulation and implementation of its strategic plan and financial objectives. The executive compensation package reviewed by the Human Resources and Compensation Committee aims primarily at:

•            Maximizing the creation of shareholder value;

•            Promoting the achievement of organizational objectives;

•            Ensuring that financial targets are achieved or surpassed;

•            Attracting, retaining and rewarding key contributors; and

•            Providing compensation substantially in line with that offered by comparable companies.

Historically, the executive compensation package has been composed of three major components: (i) base salary and benefits; (ii) short-term incentive compensation; and (iii) long-term incentive compensation.

The relative weight attributed to each component of compensation varies according to the level and nature of the executive’s position with the Corporation. In general, the higher the position, the greater will be the component of compensation that is variable and at risk. The Corporation believes that this system serves to better align an executive’s degree of influence and the Corporation’s operational results. The relative weight attributed to each component of the remuneration is determined according to market figures and takes into account the Corporation’s internal policies and performance. The compensation structure for the most highly ranked executives approved by the Human Resources and Compensation Committee attributes a weight ranging from 20% to 35% to base compensation and 65% to 80% to incentive compensation and for other executives a weight ranging from 45% to 70% is attributed to incentive compensation.

•                  Base Salary and Benefits

Our salary and benefits policies are determined using various annual compensation surveys that are representative of the Reference Market. As described above, the Reference Market consists of American and Canadian public companies of comparable size and complexity in the media, information and entertainment, manufacturing and other capital intensive industries, with international scale and scope, which are specifically prepared on behalf of the Corporation by consulting firms on the basis of a list of comparable companies. The base compensation paid to our employees is established on the basis of business trends in the countries in which the Corporation operates, taking into account economic trends, the Corporation’s profitability and return on capital. On the basis of an overall annual budget authorized by the Board, each operational unit must justify the evolution of its salary and benefits policies based on its results.

Base salaries are reviewed on an annual basis, increases are not automatic and are typically provided only if an executive assumes additional material responsibilities or there is an increase in base salary levels for executives in the Reference Market. The Human Resources and Compensation Committee reviews annually the base salaries of the Named Executive Officers. Taking into account each Named Executive Officers’ level of responsibility, experience and sustained contribution, the Human Resources and Compensation Committee makes the appropriate adjustments, as required. Similarly, in order to ensure that the officers’ base salaries are competitive, the Committee looks to the median salaries paid to executives of the Reference Market and, if necessary or appropriate, makes certain adjustments thereto.

•                  Short-Term and Long-Term Incentive Compensation

Prior to the commencement of the Insolvency Proceedings, we maintained a short-term incentive plan (referred to as the “Management Incentive Compensation Plan” or the “MICP”) for the senior management of the Corporation and its subsidiaries, which provided for the payment of cash bonuses to executives and managers whose business units (printing service groups or divisions) attained results in line with the annual financial and strategic targets approved by the Corporation, and additional bonuses if the operating results surpassed these financial and strategic targets. Our short-term incentive plan focused on the achievement of key financial and strategic performance indicators, such as earnings before interest and tax (“EBIT”), return on capital employed (“ROCE”), cost of capital, earnings per share (“EPS”), return on equity (“ROE”), strategic initiatives, corporate development, capability building and cost reduction targets. The specific amount of these payments were approved by the Human Resources and Compensation Committee. In the case of the Named Executive Officers, incentive bonuses varied in proportion to base salary, depending primarily on the level of responsibilities and whether or not the specified financial and strategic objectives have been attained. When such objectives were exceeded, bonuses are higher; when objectives are not attained, the incentive bonuses are lower or nil, depending on the circumstances. In connection with the Insolvency Proceedings, the Corporation decided to terminate the MICP.

Also, prior to the Insolvency Proceedings, the long-term incentive component was comprised of (i) the ESOP, which provided for the issuance of stock options to executive officers to purchase Subordinate Voting Shares, and (ii) a Deferred Performance Share Unit Plan (the “DPSUP”).

The ESOP was initially adopted in April 23, 1992 as a performance incentive for certain key employees of the Corporation. In furtherance of a general goal of encouraging the Corporation’s development and growth, the ESOP was implemented in order to create direct links between executive compensation and increased value for shareholders. In addition, the ESOP was also conceived with a view to developing each eligible executive’s sense of ownership in the Corporation, while aligning their compensation to meaningful and measurable performance goals reinforced through the inclusion of performance targets. The Corporation granted stock options to executives as a long-term incentive intended with a view to enhancing both retention and attraction.

The purpose of the DPSUP was to (i) promote a better alignment of the interests of the Corporation shareholders and key executives, (ii) provide a tax-deferred capital accumulation opportunity to key executives through deferral of compensation, and (iii) provide the Corporation with a method of rewarding and retaining select executives. Participation in the DPSUP had been mandatory for all members of “Senior Management”, being all employees of the Corporation whose compensation was directly approved by the Human Resources and Compensation Committee.

However, with the Insolvency Proceedings initiated in January 2008, the Corporation terminated both the MICP and the ESOP for all future incentive grants. In addition, the DPSUP, which was originally implemented effective January 1, 2005, had already been suspended for the 2006 financial year.

On July 9, 2008, the Quebec Superior Court (the “Court”) authorized the implementation and continuation by Quebecor World of the MICP. Our objective is to implement for 2008 and the first half of 2009 a redesigned MICP, which existed prior to the Insolvency Proceedings, and the parameters of which have now been modified and enhanced to take into account the challenges related to the Insolvency Proceedings and to drive employee performance during this critical time period.

The 2008/2009 MICP, as approved by the Court, has been simplified to focus on (i) attaining and surpassing specified adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) targets as measured over the 18-month loan period provided for under our DIP Credit Agreement and (ii) creating value for stakeholders. In addition to the employees who have typically been eligible to participate under the MICP, an additional 25 key employees will be eligible to participate in the 2008/2009 MICP, for a total of 250 participating employees. Bonuses granted under the MICP will be expressed, as in the past, as a percentage of a participant’s base salary. For a majority of the eligible employees, that percentage will be the same as it was in 2007. In addition, 100 MICP participants will be eligible for enhancements to their 2007 MICP award. The enhanced portion of the MICP is intended to provide competitive compensation to employees who have been identified as particularly critical to our successful emergence from the Insolvency Proceedings, as well as to better align their interests with those of the Corporation and its stakeholders. These 100 employees have been identified by our senior management based on the following factors: the nature of their job requirements; the importance of their role in the management of specific operations and their ability to influence the success of our restructuring efforts; to meet customized performance objectives; and to ensure that the Corporation meets its overall restructuring goals.

Awards under the 2008/2009 MICP will be determined using two measuring periods: (i) the 2008 calendar year, for which awards are payable no later than March 31, 2009; and (ii) the first six months of 2009, for which awards are payable no later than September 30, 2009. For divisional participants, the performance metric of adjusted EBITDA will be broken down into two components: (1) 75% will be based on the employees’ divisional adjusted EBITDA; and (2) 25% will be based on consolidated corporate adjusted EBITDA. With respect to corporate participants, the performance metric of adjusted EBITDA will be: (1) 75% of adjusted EBITDA of each division on a weighted basis; and (2) 25% of consolidated adjusted EBITDA. For each participant, there will be a threshold level of adjusted EBITDA (corresponding to an award of one-third of the maximum award), a target level (corresponding to an award of two-thirds of the maximum award) and a maximum level (corresponding to the maximum award). MICP awards will be forfeited if a participant leaves the Corporation voluntarily (excluding retirement) before the payout date. In the event of retirement, death or termination other than for cause, the participant will receive a pro-rated award based on the Corporation’s performance through the full award period and payable on the scheduled payout date. It is currently estimated that the total cost of the 2008/2009 MICP over 18 months (including the enhanced portion) will be between $13.9 million and $41.9 million.

Despite the termination of the ESOP for all future option grants, the ESOP remains in force for all options that were outstanding at the time of termination. As at September 30, 2008, the maximum number of Subordinate Voting Shares that were authorized to be issued under the ESOP was 11,000,000, of which 1,817,766 have been exercised and 9,182,234 Subordinate Voting Shares remained reserved for plan participants, representing 0.90% and 4.57%, respectively, of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares combined as at September 30, 2008. From this reserve, at September 30, 2008, a total of 5,497,261 options to purchase Subordinate Voting Shares were outstanding (i.e. unexercised options that have neither expired nor been cancelled), representing 2.74% of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares combined. Furthermore, an additional 65,000 options had been granted outside the reserve under the ESOP as inducement options to an officer of the Corporation. In light of the Insolvency Proceedings and the termination of the ESOP for all future option grants, we have withdrawn our application to the TSX to list the additional 2,000,000 Subordinate Voting Shares approved at our annual meeting of shareholders held in May 2007.

•                  Compensation of the President and Chief Executive Officer

As part of its mandate, the Human Resources and Compensation Committee reviewed the total compensation package of Jacques Mallette who succeeded to Wes W. Lucas as our President and Chief Executive Officer on December 17, 2007. Considering the international nature of the Corporation’s operations, for 2007, the target value of the Chief Executive Officer’s compensation components were determined to be in line with the median of the U.S. market (in local currency), which is in line with the upper quartile of the Canadian market. These compensation components are as follows:

•                  An annual base salary of $1,000,000.

•                  Under his Employment Agreement, Mr. Mallette would be entitled to an annual performance-based incentive award of 100% of his annual base salary based on the objectives approved by the Board of Directors. Such award may reach a maximum of 150% of his annual base salary for each financial year if the objectives approved by the Board of Directors are surpassed.

•                  However, in the context of the Insolvency Proceedings, Mr. Mallette is entitled to participate in the 2008/2009 MICP with an annualized enhanced MICP target of 167% of his annual base salary in the event the adjusted EBITDA objectives described above are attained.

On December 17, 2007, our former President and Chief Executive Officer, Wes W. Lucas, departed the Corporation. No lump-sum or severance amount has been paid to Mr. Lucas in connection with his departure. However, Mr. Lucas has filed a claim in an amount of approximately $23 million with the Monitor under the Insolvency Proceedings.

•                  Conclusion

With the commencement and continuation of the Insolvency Proceedings, 2008 is a year in which, perhaps more than ever, the Corporation requires the devotion and performance of its key senior executives in order to ensure that they are motivated to remain with the Corporation during a difficult period of time. It is also imperative that the Corporation be able to continue to attract new executive talent on a par with both its peers and competitors. The Human Resources and Compensation Committee is confident that, together with management, it will be able to continue to design and implement an executive compensation scheme that is appropriate to the Corporation and its key senior executive in light of all of the prevailing circumstances, of which the recently Court-approved 2008/2009 MICP is a key element.

For the Human Resources and Compensation Committee:

•                  André Caillé (Chairman)

•                  Jean La Couture

•                  Michèle Desjardins

15.3.10       Performance Graph

The following performance graph illustrates the cumulative total return of a $100 investment in the Corporation’s Subordinate Voting Shares, compared with the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX 60 Index and the S&P 500 Index.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, the dividends having been reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

	12-31-02	12-31-03	12-31-04	12-31-05	12-31-06	12-31-07
Quebecor World Inc.	$100	$79	$78	$49	$44	$6
S&P/TSX Composite	$100	$126	$144	$179	$210	$230
S&P/TSX 60	$100	$125	$142	$179	$213	$237
S&P 500 (CDN$)	$100	$106	$108	$110	$127	$114

15.4                        SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

15.4.1              Securities Authorized for Issuance under Equity-Based Compensation Plans

The following table sets forth, as at September 30, 2008, the information with respect to all of our compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

	(a)		(b)	(c)
				Number of securities
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders:	5,562,261	(1)	US$23.47	3,619,973	(2)
Executive Stock Option Plan	5,562,261	(1)	US$23.47	3,619,973	(2)
Equity compensation plans not approved by securityholders	—		—	—
TOTAL:	5,562,261	(1)	US$23.47	3,619,973	(2)

(1) Includes 65,000 Inducement Options outstanding outside of the shares reserved under the ESOP and approved by the TSX.

(2) While 11,000,000 Subordinate Voting Shares are currently authorized to be issued under the ESOP, only 9,000,000 of such Subordinate Voting Shares are currently listed on the TSX.

15.4.2              Principal Terms of Quebecor World’s Security-Based Compensation Arrangements and Other Required Disclosure

Companies listed on the TSX are required to disclose on an annual basis the terms of their security-based compensation arrangements and any amendments adopted to such arrangements during the most recently completed financial year. Under the rules of the TSX Company Manual (the “TSX Rules”), security-based compensation arrangements include, for example, stock option plans, stock purchase plans where the listed issuer provides financial assistance or where the listed issuer matches the whole or a portion of the securities being purchased, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the listed issuer. In general, arrangements or plans that do not involve the issuance from treasury or potential issuance from treasury of securities of the listed issuer are not security-based compensation arrangements for the purposes of the TSX Rules.

Quebecor World currently has in place no such security-based compensation arrangements, since both its ESOP and its USA Employee Stock Purchase Plan were terminated in 2008. In January 2008, the Corporation terminated its USA Employee Stock Purchase Plan for its employees in the United States. In February 2008, the Corporation also terminated the ESOP for all future incentive grants. The ESOP, however, remains in place for all options that were outstanding as at its termination (see Item 15.3.9 of this Annual Information Form — Report on Executive Compensation — Short-Term and Long-Term Incentive Compensation).

15.5                        INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

We have a policy that prohibits both the extending of any new personal loans to our directors and executive officers as well as the renewal of, or material modification to, any existing personal loans.

None of our directors, executive officers or senior officers or persons who held such positions during the most recently completed financial year or any nominees proposed as a director nor any person associated with any of the foregoing is indebted to us or was indebted to us or to any of our subsidiaries at any time during the most recently completed financial year.

ITEM 16 — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We consider good corporate governance practices to be an important factor in our overall success. According to National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”), we are required to disclose our corporate governance practices.

Over the course of the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and exceed the corporate governance practices of the Canadian securities regulators and the U.S. Sarbanes-Oxley Act of 2002.

Schedule “B” to this Annual Information Form describes our corporate governance practices with specific reference to each of the guidelines set forth in NI 58-101 and MI 52-110.

The Board has adopted a Code of Business Conduct which governs the behavior of our directors, officers and employees. The Code provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through an ethics line or other internal mechanism. The Board has also adopted procedures allowing interested parties (i) to submit to us accounting and auditing complaints, and (ii) to communicate directly with the independent Lead Director or with the independent directors as a group. These procedures are also described on our website at www.quebecorworld.com under the “Investors” Tab. The Code is available on our website and in print to any shareholder who requests copies by contacting the Corporate Secretary as well as on the SEDAR website maintained by the Canadian Securities administrators at www.sedar.com.

Further details on our corporate governance practices are provided on our website at www.quebecorworld.com under the “Investors” Tab.

ITEM 17 — FORWARD-LOOKING STATEMENTS

This Annual Information Form includes “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this Annual Information Form, including statements regarding the prospects of the industry, and prospects, plans, financial position and business strategy of the Corporation, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

For more information on the risks, uncertainties and assumptions that would cause the Corporation’s actual results to differ from current expectations, please also refer to the Corporation’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in this Annual Information Form under Item 8 — Risk Factors and in Section 7 — Risk Factors of our Management’s Discussion and Analysis for our most recently completed financial year.

Unless mentioned otherwise, the forward-looking statements in this Annual Information Form reflect the Corporation’s expectations as of October 17, 2008, being the date at which they have been approved, and are subject to change after this date. The Corporation expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

ITEM 18 — ADDITIONAL INFORMATION

Additional information relating to us may be found on our website at www.quebecorworld.com, on the SEDAR website of the Canadian Securities Administrators at www.sedar.com. and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

Additional financial information is provided in our Audited Consolidated Financial Statements and in our Management’s Discussion and Analysis for our most recently completed financial year.

*****

SCHEDULE A — MANDATE OF THE AUDIT COMMITTEE

The Audit Committee (the “Committee”) assists the Board of Directors (the “Board”) in overseeing the Corporation’s financial controls and reporting, and significant financing transactions. The Committee also ascertains that the Corporation complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management. The Committee is a standing committee of the Board.

COMPOSITION AND QUORUM

The Committee is composed of a minimum of three (3) members who will be independent under the Categorical Standards of Independence for Directors adopted by the Board and applicable law. Each member of the Committee must be “financially literate” and at least one member must be an “audit committee financial expert” under applicable laws and regulations (all as determined by the Board).

Members of the Committee do not receive any compensation from the Corporation other than compensation as directors and committee members. Prohibited compensation includes fees paid, directly or indirectly, for services as consultant or as legal or financial advisor, regardless of the amount, but excludes any compensation approved by the Board and that is paid to the directors as members of the Board and its Committees.

The quorum at any meeting of the Committee is a majority of its members.

Because of the Committee’s demanding role and responsibilities, the Nominating and Corporate Governance Committee reviews any invitation to Committee members to join the audit committee of any other company or corporation. Where a member of the Committee simultaneously serves on the audit committee of more than three (3) public companies, including the Committee, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Committee.

RESPONSIBILITIES

The Committee has the following responsibilities:

With respect to accounting and financial reporting

1.                                      Reviewing with management and the external auditor the annual financial statements and accompanying notes, the external auditor’s report thereon, the Management’s Discussion and Analysis of the Financial Condition and Results of Operations (the “MD&A”) and the related press release, before recommending approval by the Board and the release thereof.

2.                                      Reviewing with management and the external auditor the quarterly financial statements and accompanying notes, the external auditor’s review thereof, the MD&A and the related press release, before recommending the approval by the Board and the release thereof.

3.                                      Reviewing the financial information contained in the Annual Information Form, Form 40-F, Annual Report, Management Proxy Circular, MD&A, Prospectuses, and the Quarterly Report on Form 6-K (including any Supplemental Disclosure documents thereto) and reviewing other documents containing similar financial information before their public disclosure or filing with regulatory authorities in Canada or the United States.

4.                                      Discussing with management and the external auditor the Corporation’s accounting policies and any changes that are proposed to be made thereto; and reviewing the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

5.                                      Reviewing with the external auditor any audit problems or difficulties and management’s response thereto and resolving any disagreement between management and the external auditor regarding accounting and financial reporting.

6.                                      Ensuring that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in paragraphs 1 and 2 above, and periodically assess the adequacy of those procedures.

7.                                      Reviewing the Committee’s report to the shareholders.

With respect to risk management, internal controls and disclosure controls and procedures

1.                                      Overseeing the quality and integrity of the Corporation’s internal control and management information systems.

2.                                      Discussing the Corporation’s risk assessment and management policies.

3.                                      Annually reviewing the report of the external auditor on management’s assessment of the Corporation’s internal control over financial reporting describing any material issues raised by the most recent reviews of internal controls and management information systems or by any inquiry or investigation by governmental or professional authorities and any recommendations made and steps taken to deal with any such issues.

4.                                      Assisting the Board with the oversight of the Corporation’s compliance with applicable legal and regulatory requirements regarding accounting and auditing matters as well as financial reporting and disclosure.

5.                                      Establishing and, if required, revising procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls, or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters.

With respect to financings and borrowings

1.                                      Reviewing the terms and conditions of significant short-term or long-term financing transactions of the Corporation, including the issuance of securities or corporate borrowings, and making recommendations to the Board on such financings and borrowings.

With respect to the internal auditors

1.                                      Monitoring the qualifications and performance of the internal auditors and review their degree of independence.

2.                                      Reviewing the internal audit program, its scope and capacity to ensure the effectiveness of the systems of internal control and reporting accuracy.

3.                                      Monitoring the execution of the internal audit plan.

4.                                      Ensuring that the internal auditors are always ultimately accountable to the Committee and the Board.

With respect to the external auditor

1.                                      Reviewing, at least annually, a report by the external auditor describing its internal quality-control procedures; any material issues raised by the most recent internal quality-control review of the firm, or peer review, or by any inquiry or investigation by governmental or professional authorities,

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within the preceding five years, respecting one or more audits carried out by the external auditor, and any steps taken to deal with any such issues.

2.                                      Reviewing the annual written statement of the external auditors regarding all its relationships with the Corporation and discussing any issues, relationships or services that may impact on its objectivity or independence.

3.                                      Recommending the appointment of the external auditor and its remuneration for the audit services and, if appropriate, the termination of its mandate (subject however, in both cases to the shareholders’ approval) and monitoring its qualifications, performance and independence.

4.                                      Pre-approving all audit services provided by the external auditor to the Corporation or any of its subsidiaries, determining which non-audit services the external auditor is entitled to provide, and pre-approving permitted non-audit services to be performed by the external auditor, the whole in accordance with the Corporation’s Pre-Approval Policy and with the laws and regulations in force. Revising annually the Corporation’s Pre-Approval Policy.

5.                                      Approving the basis and amount of the external auditor’s fees for both audit and authorized non-audit services.

6.                                      Reviewing the audit plan with the external auditor and management and approving the scope, extent and schedule of such audit plan.

7.                                      Reviewing the Corporation’s hiring policies for current and former partners or employees of the external auditor.

8.                                      Ensuring the rotation of relevant audit partners in conformity with the legal requirements in force.

9.                                      Ensuring that the external auditor is always accountable to the Committee and the Board.

10.                                Making arrangements for sufficient funds to be available to effect payment of the fees of the external auditor and of any advisors or experts retained by the Committee.

With respect to the parent company

1.                                      Establishing close coordination and communication with the audit committee of the parent company.

2.                                      Providing for substantial sharing of information with the parent company and its audit committee, to the extent permitted by law, while putting in place safeguards to ensure that the sharing of information is not used by the parent company to the disadvantage of the Corporation’s minority shareholders.

3.                                      Reviewing and monitoring all material related party transactions.

METHOD OF OPERATION

1.                                      The Chairman of the Committee is appointed each year by the Board.

2.                                      The Secretary or Assistant Secretary of the Corporation acts as the secretary of the Committee unless the Committee appoints someone else for a specific meeting.

3.                                      Meetings of the Committee are held at least quarterly and as required.

4.                                      The Chairman of the Committee develops the agenda for each meeting of the Committee in consultation with the Chief Financial Officer and Secretary. The agenda and the appropriate material are provided to members of the Committee on a timely basis prior to any meeting of the Committee.

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5.                                      The Chairman of the Committee reports regularly to the Board on the business, findings and recommendations of the Committee.

6.                                      The Committee has at all times a direct line of communication with the internal and external auditors.

7.                                      At each regularly scheduled meeting, the Committee shall meet in camera.

8.                                      At each regularly scheduled meeting, the Committee meets separately with management, the internal auditors and external auditors.

9.                                      The Committee may, when circumstances dictate, engage external advisors, subject to advising the Chairman of the Board thereof.

10.                                The Committee annually reviews its mandate and reports to the Board on its adequacy.

11.                                The Nominating and Corporate Governance Committee annually supervises the performance assessment of the Committee and its members.

12.                                The minutes of the Committee meetings are approved by the Committee and submitted to the Board for information purposes.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Committee. Even though the Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate.

Members of the Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor. The Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles or generally accepted auditing standards.

* * * * * * *

Revised and approved by the Board on November 7, 2006

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SCHEDULE B — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

AS OF SEPTEMBER 30, 2008

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

1. Board of Directors

(a) Disclose the identity of directors who are independent.

Independence - The Board of Directors of the Corporation (the “Board”) must determine which of its directors qualify as “independent” directors. In order to do so, the Board has developed and adopted Categorical Standards of Independence for Directors of the Corporation (the “Categorical Standards”), which are derived from the corporate governance guidelines established by the Canadian Securities Administrators and the Sarbanes-Oxley Act of 2002. A copy of the Categorical Standards is appended hereto as Schedule “C”. These Categorical Standards are also available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

On the basis of the definition in Section 1.4 of MI 52-110, a director is “independent” if he or she has no direct or indirect material relationship with the Corporation. A “material relationship” is one that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgement.

The Board, in conjunction with the Nominating and Corporate Governance Committee, has reviewed the relationships of each Board member and has affirmatively determined that six (6) out of the ten (10) directors are “independent”, namely:

	•	Douglas G. Bassett
	•	André Caillé
	•	Michèle Desjardins
	•	Alain Rhéaume
	•	Jean Neveu
	•	Jean La Couture

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board, in conjunction with the Nominating and Corporate Governance Committee, has reviewed the relationships of each Board member and has determined that the following directors are not independent within the meaning of the Categorical Standards:

	•	Jacques Mallette is not independent since he is the President and Chief Executive Officer of the Corporation.

•

The Right Honourable Brian Mulroney is not independent since he is the Chairman of the Board of the Corporation and senior partner of the law firm Ogilvy Renault LLP, principal legal counsel to the Corporation.

•

Érik Péladeau is not independent since he is Vice Chairman of the Board of the Corporation and a member of senior management of the controlling shareholder, Quebecor Inc., and Quebecor Media Inc. He also holds a significant interest in the controlling shareholder of the Corporation.

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

•

Pierre Karl Péladeau is not independent since he is a member of senior management of the controlling shareholder, Quebecor Inc., and Quebecor Media Inc. He also served as President and Chief Executive Officer of the Corporation from March 2004 until May 2006. In addition, he holds a significant interest in the controlling shareholder of the Corporation.

(c)          Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Majority of Independent Directors — Six (6) out of the ten (10) directors are independent.

(d)         If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Outside Directorships - All directorships with other public entities for each Board member are set out in the table in Item 5.1 of this Annual Information Form — Our Directors.

(e)          Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed year. If independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

In Camera Sessions of the Board - The Mandate of the Board stipulates that the independent directors hold in camera sessions after each regularly scheduled meeting. The non-independent directors are not present at such in camera sessions.

Four (4) meetings of the independent directors were held during the financial year ended December 31, 2007.

In Camera Sessions of the Committees - The members of the Audit Committee, Human Resources and Compensation Committee, Independent Committee, Nominating and Corporate Governance Committee and Pension Committee, are all independent. Each of these Committees holds in camera sessions after each regularly scheduled meeting without management being present.

The Committees held in camera sessions during the Corporation’s most recently completed financial year, as follows:

•                       Audit Committee: Four (4)

•                       Nominating and Corporate Governance Committee: Five (5)

•                       Human Resources and Compensation Committee: Three (3)

•                       Pension Committee: Four (4)

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Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

(f)    Disclose whether or not the Chair of the Board is an independent director. If the Board has a Chair or Lead Director who is an independent director, disclose the identity of the Chair or Lead Director and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a Lead Director that is independent, describe what the Board does to provide leadership for its independent directors.

Lead Director - Given that the Chairman of the Board is not independent, the Board has appointed Alain Rhéaume to act as independent Lead Director.

In general, the role and responsibilities of the independent Lead Director include the following: (i) ensuring that the Board functions independently of management and that independent directors have regular opportunities to meet to discuss issues without management being present; (ii) chairing separate meetings of the independent directors; (iii) reporting to the Chairman of the Board on the discussions held during the meetings of the independent directors; and (iv) being available to directors who have concerns that cannot be addressed through the Chairman of the Board.

The Position Description of the Lead Director is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

Record Attendance - The Board held 18 meetings during the financial year ended December 31, 2007. The attendance record of each director at Board meetings and Committee meetings during the financial year ended December 31, 2007 is set out in Item 5.2 of this Annual Information Form — Record of Attendance of the Directors.

2. Board Mandate — Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

Board Mandate - The Board’s role is to assume stewardship of the Corporation’s overall administration and to oversee the management of the Corporation’s operations. The Board has approved and adopted a formal mandate (the “Board Mandate”) describing the composition, responsibilities and operational procedures of the Board.

The Board Mandate provides that the Board is responsible for supervising the management of the Corporation’s business and affairs.

Although management conducts the Corporation’s day-to-day operations, the Board has a duty of stewardship and, as such, it must efficiently and independently supervise the business of the Corporation.

The Board Mandate is appended hereto as Schedule “D” and is also available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

3. Position Descriptions

(a)   Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board Committee. If the Board has not developed written position descriptions for the Chair and/or the Chair

Mandate of the Chairman of the Board - The Board has adopted written Position Descriptions for the Chairman of the Board and the Chairperson of each Board Committee.

The Chairman of the Board is responsible for the efficient operation of the Board. His key role is to ensure that the Board fully executes its Mandate and clearly understands and respects the boundaries between the responsibilities of the Board and those of management. The Board expects its Chairman to provide

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Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

of each Board Committee, briefly describe how the Board delineates the role and responsibilities of each such position.

leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group.

Mandate of Committee Chairs - According to the Position Description for each Board Committee Chairperson, the Chairperson’s key role is to ensure that the Committee fully execute its Mandate and that the Committee work as a cohesive team. Each Committee Chairperson must report on a regular basis to the Board regarding the activities of the Committee. The Position Descriptions are available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

(b)         Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

Mandate of the Chief Executive Officer - The Board has adopted a formal mandate for the President and Chief Executive Officer of the Corporation (the “CEO”).

Among other things, the CEO is responsible for implementing the Corporation’s strategic and operational objectives and for execution of the Board’s decisions. Moreover, the CEO must establish the required procedures for fostering a corporate culture that promotes integrity, discipline and rigorous financial policies.

Also, the Human Resources and Compensation Committee, together with the Board and the CEO, develops goals and objectives that the CEO is responsible for meeting.

4. Orientation and Continuing Education

(a)   Briefly describe what measures the Board takes to orient new directors regarding:

(i)    the role of the Board, its committees and its directors, and

(ii)   the nature and operation of the issuer’s business.

Orientation Program - The Nominating and Corporate Governance Committee is responsible for developing, monitoring and reviewing orientation and continuing education programs for directors. Each director receives a Director’s Manual, which is updated periodically. Senior management also provides new directors with historical and forward-looking information regarding the Corporation’s operations and financial condition. Also, new directors may meet with members of senior management to discuss any topics concerning the Corporation.

(b)         Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Continuing Education - Senior management regularly makes presentations to the Board regarding the business environment, methods of operation and organizational structure of the Corporation as well as various other aspects concerning the Corporation. Also, the directors have full access to senior management and employees of the Corporation.

The Board receives a comprehensive package of information prior to each Board and Committee meeting and attends periodic strategic planning sessions and budget meetings.

The Board reviews and approves the Corporation’s strategic plans. In addition to addressing key initiatives, these plans include details of the opportunities, risks, competitive position, financial projections and other key performance indicators for each of the principal business groups.

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Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

The directors have the possibility to attend seminars on relevant topics organized by specialized firms, the whole as part of the Directors’ Continuing Education Program.

5. Ethical Business Conduct

(a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	Code of Ethics - The Board has adopted a Code of Business Conduct (“Code”) to encourage and promote a culture of ethical business conduct within the Corporation (including its subsidiaries).

(i) Disclose how a person or company may obtain a copy of the code;

The Code is available on the Corporation’s web site at www.quebecorworld.com under the “Investors” Tab and also on SEDAR under the Corporation’s profile at www.sedar.com. A paper copy is also available upon request from the Corporate Secretary of the Corporation.

(ii) Describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

The Code is given to all the employees of the Corporation and its subsidiaries. Upon being hired, all employees must sign a declaration confirming that they have read the Code and undertaking to comply therewith.

The Senior Director, Internal Audit provides reports, on a regular basis, to the Audit Committee on departures from the Code that have been brought to his attention through the whistleblower program (i.e. the confidential ethics line and secured website that is operated by an independent third party) or through other internal mechanisms described in the Code and the steps taken by the Corporation to deal with the non-compliance issues. The Chairman of the Audit Committee informs the Board thereof at each regular meeting of the Board.

In addition, an annual attestation process exists to ensure that management throughout the organization respects the Code.

Also, complaints about accounting, internal accounting controls or auditing matters can be confidentially submitted to the Corporation.

(iii)  Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been required or filed since the beginning of the Corporation’s most recently completed financial year regarding a departure from the Code.

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Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

(b)         Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Process for Dealing with Conflicts of Interest - It is the Nominating and Corporate Governance Committee’s role to review any transactions and contracts that would be entered into between the Corporation and any of its directors and executive officers.

The directors have a duty to report any conflict of interest to the Board. Thus, when a conflict of interest arises, a director is required to disclose his or her interest and abstain from voting on the matter. In addition, the Chairman of the Board will ask the director not to be present during the discussions.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

Reporting Process - In addition to monitoring compliance with the Code, the Board has adopted various internal policies to encourage and promote a culture of ethical business conduct, including the following:

•                Policy Relating to the Use of Privileged Information: The purpose of this Policy is to remind the directors, officers and employees of the Corporation that are privy to confidential information (the “Privileged Information”) that could likely affect the market price or value of the Corporation’s securities or of any third party (the “Other Party”) to significant negotiations, that they are prohibited from trading in the securities of the Corporation or of the Other Party, until the expiry of a 24-hour period following the public disclosure of the Privileged Information. Also, the directors and officers of the Corporation and all other persons who are deemed to be insiders of the Corporation are prohibited from trading in the securities of the Corporation during certain blackout periods set forth in this Policy.

•                Blackout Policy:The purpose of this Policy is to help the directors and executive officers to comply with applicable U.S insider trading laws and regulations relating to pension fund blackout periods, the whole in conformity with the Sarbanes-Oxley Act of 2002.

•                A Disclosure Policy: The objective of this Policy is to ensure that disclosure to the investing public regarding the Corporation is made in a timely manner, accurate and in keeping with the facts, and broadly disseminated in accordance with the relevant legal and regulatory requirements.

6. Nomination of Directors

(a) Describe the process by which the Board identifies new candidates for Board nomination.

Board Candidate - The Nominating and Corporate Governance Committee is responsible for: (i) developing and reviewing criteria for selecting directors, by regularly assessing, firstly, the qualifications, personal skills, business background, diversified experience and complementary knowledge and qualifications that fit with the needs of the Board members and, secondly, the Corporation’s needs; (ii) identifying, in conjunction with the Chairman of the Board, nominees for membership on the Board; (iii) recommending nominees to fill vacancies on the Board; and

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(iv) assisting the Board and its Chairman in selecting Committee members. The Chairman of the Nominating and Corporate Governance Committee (which is also the independent Lead Director) discusses with the Chairman the recommendations made by the Committee and meets with the candidates.

The Committee may retain an independent recruiting firm, if need be, to identify director candidates.

The Nominating and Corporate Governance Committee ensures that the composition of the Board is such that all necessary competencies and skills are represented on the Board and that the nominees make up a competent and dynamic team which can carry out the Board Mandate.

(b)         Disclose whether or not the Board has a Nominating Committee composed entirely of independent directors. If the Board does not have a Nominating Committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

Composition of the Nominating and Corporate Governance Committee - The Committee is currently composed of three (3) directors:

•                Alain Rhéaume — Chairman

•                Jean Neveu

•                Michèle Desjardins

The Board has determined that each member of the Nominating and Corporate Governance Committee is “independent” within the meaning of the Categorical Standards.

(c) If the Board has a Nominating Committee, describe the responsibilities, powers and operation of the Nominating Committee.

Responsibility of the Nominating and Corporate Governance Committee - In addition to the responsibility and powers described in paragraph 6(a) above, the Nominating and Corporate Governance Committee: (i) assists the Board in developing, monitoring and overseeing the Corporation’s corporate governance practices; (ii) makes recommendations to the Board, on a regular basis, in order to enhance the Corporation’s corporate governance practices; (iii) periodically reviews the various Mandates of the Board, its Committees and their respective Chairperson; (iv) periodically reviews the Code of Business Conduct and the Corporation’s Disclosure Policy; and (v) reviews the Corporation’s procedures for “whistleblower protection” to ensure that no employee is discharged or otherwise penalized for reporting in good faith potential violations of any laws or regulations applicable to the Corporation.

During the financial year ended December 31, 2007, the Nominating and Corporate Governance Committee held 4 meetings. The Mandate of the Committee is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

7. Compensation

(a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers

Process to Determine Directors’ Compensation: The Nominating and Corporate Governance Committee periodically reviews the adequacy and form of directors’ compensation. In making its recommendations to the Board, the Committee takes

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into account the time commitment, the risks and responsibilities of directors as well as the types of compensation and the amounts paid to the directors based on a peer group of North American publicly traded companies of comparable size and complexity operating in the media, information and entertainment, manufacturing and other capital intensive industries, with international scale and scope (the “Reference Market”). Members of the Board who serve in a management function for the Corporation, its subsidiaries or its controlling shareholder, Quebecor Inc., receive no remuneration as directors.

Process to Determine Executive Compensation: The Human Resources and Compensation Committee is responsible for assessing, on an annual basis, and approving the global compensation of senior management, or in the case of the Corporation’s five most senior ranking executive officers (i.e. the Named Executive Officers), recommending their compensation to the Board. Thus, the Board, upon recommendation of the Committee, approves the global compensation of the five most senior ranking executive officers.

To determine appropriate compensation levels, the Corporation uses the Reference Market to establish compensation for senior management, based on the following compensation elements (base salary, target annual incentive and total direct compensation).

Details of directors’ and officers’ compensation are disclosed in Item 15.3 of this Annual Information Form — Executive Compensation.

(b)         Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

Composition of the Human Resources and Compensation Committee - The Committee is currently composed of three (3) directors:

•                André Caillé — Chairman

•                Jean La Couture

•                Michèle Desjardins

The Board has determined that each member of the Human Resources and Compensation Committee is independent within the meaning of the Categorical Standards.

(c) If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.

Responsibilities of the Human Resources and Compensation Committee -The Committee’s responsibilities include: (i) succession planning for the members of senior management; (ii) hiring and appointment, as well as the assessment of members of senior management and approving the compensation of senior management or, in the case of the Corporation’s five most senior ranking executive officers (i.e. the Named Executive Officers), recommending their compensation to the Board; (iii) reviewing the CEO’s corporate goals and objectives and assessing his performance in light of such goals and objectives; and (iv) ensuring that appropriate human resources systems are in place,

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so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity, as well as competence in order to meet its business objectives.

During the financial year ended December 31, 2007, the Human Resources and Compensation Committee held 9 meetings. The Mandate of the Committee is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

(d)         If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state the fact and briefly describe the nature of the work.

Compensation Consultant — Periodically, the Corporation retains the services of Towers Perrin to conduct surveys on the compensation of the CEO and other members of senior management based on the Reference Group which is composed of U.S. and Canadian publicly traded companies and to make appropriate recommendations in accordance with the Corporation’s practices and the market trends. The results contained in these surveys are presented to the Human Resources and Compensation Committee.

The Corporation retains the services of compensation consultants to provide specific market surveys in case of new hires or promotions among its senior management. As such, in 2007, the Corporation retained the services of Towers Perrin to provide such surveys on a case by case basis.

In addition, in the context of the Insolvency Proceedings, the Corporation retained the services of Towers Perrin in order to develop the enhanced portion of its 2008/2009 MICP, which is described in Item 15.3.9 of this Annual Information Form — Report on Executive Compensation.

8. Other Board Committees — If the Board has standing Committees other than the Audit, Compensation and Nominating Committees, identify the Committees and describe their function.

Other Board Committees - The Board has four additional standing committees, namely: the Executive Committee, the Independent Committee, the Pension Committee and the Restructuring Committee. The roles and responsibilities of such Committees are described below.

Executive Committee: The Board has adopted a formal Mandate for the Executive Committee, which provides that it must be composed of a minimum of three (3) and a maximum of seven (7) directors, a majority of whom shall qualify as “independent” directors within the meaning of the Categorical Standards. The majority of the members of the Executive Committee are “independent” within the meaning of the Categorical Standards. The Mandate provides that the Committee shall deal with such matters as cannot be effectively dealt with by the Board in a timely fashion and will be convened to meet on an ad hoc basis in order to do so. The Executive Committee did not meet in 2007.

The Executive Committee is currently composed of five (5) directors:

•                Pierre Karl Péladeau — Chairman

•                Alain Rhéaume

•                André Caillé

•                Jean La Couture

•                The Right Honorable Brian Mulroney

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The Mandate of the Executive Committee is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

Independent Committee: On August 12, 2008, the Board adopted a formal Mandate for the Independent Committee. The Independent Committee is vested with exclusive power to review, make and implement all such determinations and decisions as deemed appropriate by the Independent Committee with respect to all matters pertaining to the Corporation which may raise or present issues of industry confidentiality or trade information sensitivity or potential conflicts for members of the Board having relationships with actual or potential competitors of the Corporation or Quebecor Inc. or any affiliates of Quebecor Inc. other than the Corporation and the latter’s wholly-owned direct and indirect subsidiaries.

The Independent Committee is composed of a minimum of three (3) and a maximum of five (5) directors of the Corporation, each of whom is neither a director, officer, employee or consultant or service provider of or to Quebecor Inc. or any affiliates of Quebecor Inc. other than the Corporation and its wholly-owned direct and indirect subsidiaries. The Independent Committee is currently composed of three (3) directors:

•                André Caillé — Chairman

•                Michèle Desjardins

•                Alain Rhéaume

Pension Committee: The Board has adopted a formal Mandate for the Pension Committee. The Pension Committee assists the Board in discharging its responsibilities with regard to the administration, funding and investment of the Corporation’s pension plans.

The Pension Committee is currently composed of three (3) directors:

•                Douglas G. Bassett — Chairman

•                André Caillé

•                Michèle Desjardins

The Board has determined that each member of the Pension Committee is “independent” within the meaning of the Categorical Standards.

During the financial year ended December 31, 2007, the Pension Committee held 4 meetings.

The Mandate of the Pension Committee is available on the Corporation’s website at www.quebecorworld.com under the Investors tab.

Restructuring Committee: On February 21, 2008, the Board adopted a formal Mandate for the Restructuring Committee. The Restructuring Committee is mandated, in the context of the Insolvency Proceedings, to facilitate and supervise the work of management of the Corporation and its advisors in developing such plan or plans as may be necessary or desirable to effect

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(i) a restructuring of the Corporation’s financial affairs including, without limitation, the liabilities and obligations to such of the creditors of the Corporation and its subsidiaries as it may deem necessary or appropriate and/or (ii) a recapitalization of the Corporation and/or its subsidiaries and to report thereon, from time to time, with its recommendations, if any, to the Board.

The Restructuring Committee is currently composed of five (5) directors:

•                André Caillé — Chairman

•                Michèle Desjardins

•                Jean Neveu

•                Jean La Couture

•                Jacques Mallette

9.              Assessments — Disclose whether or not the Board, its Committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its Committees, and its individual directors are performing effectively.

Assessment Process - On an annual basis, the Nominating and Corporate Governance Committee assesses the performance and effectiveness of the Board as a whole, the Board Committees, the Committee Chairs and the individual directors. A peer evaluation is included in this process.

As part of this process, a questionnaire that covers a wide range of topics is distributed to each director for the purpose of evaluating the Board and its Committees. The results of the questionnaire are compiled on a confidential basis to encourage full and frank commentary and are discussed at the next regular meeting of the Nominating and Corporate Governance Committee. Also, the results of the questionnaire pertaining to each Committee are presented by the Chair of each Committee to the members of such Committee.

Thereafter, the Chairman of the Nominating and Corporate Governance Committee discusses the results of the questionnaire with the Chairman of the Board and the independent Board members.

MI 52-110 states that each Audit Committee member must be financially literate.

Financial Literacy - Each member of the Audit Committee is “financially literate” i.e. he or she is able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Audit Committee Financial Expert - In addition, at least one member of the Audit Committee is an “Audit Committee Financial Expert”, as contemplated by the rules of the U.S. Securities and Exchange Commission.

MI 52-110 states that the Audit Committee must have a written charter that sets out its mandate and responsibilities.	Responsibility of the Audit Committee - The Mandate of the Audit Committee, appended as Schedule “A”, describes explicitly the role and oversight responsibility of the Audit Committee.

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MI 52-110 states that an Audit Committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditors.

Appointment of External Auditors - The Mandate of the Audit Committee states that the Committee is responsible for recommending the appointment and, if appropriate, the termination of the external auditors’ mandate, their compensation, as well as evaluating and monitoring their qualifications, performance and independence.

MI 52-110 states that the Audit Committee must be directly responsible for overseeing the work of the external auditors engaged for purpose of preparing and issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditors regarding financial reporting.

Relations with External Auditors - The Audit Committee is responsible for overseeing the work of the external auditors and discussing with them the Corporation’s accounting policies and any changes that are proposed to be made thereto, which includes reviewing with the external auditors audit problems or difficulties and management’s response thereto and resolving any disagreement between them regarding accounting and financial reporting.

MI 52-110 states that an Audit Committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuers’ external auditors.

Pre-Approval of Non-Audit Services — Pursuant to its Mandate, the Audit Committee approves and oversees all relationships between the external auditors and the Corporation, including: (i) determining which non-audit services the external auditors are prohibited from providing; (ii) approving policies defining audit and permitted non-audit services provided by the external auditors; (iii) pre-approving all audit services and permitted non-audit services to be provided by the external auditors; and (iv) approving the total amount of fees paid by the Corporation to the external auditors for all audit and permitted non-audit services.

The Audit Committee has adopted a Pre-Approval Policy in conformity with the applicable Canadian and U.S. rules (see Item 6 of this Annual Information Form — Audit Committee Disclosure). The Audit Committee reviews this Policy annually.

MI 52-110 states that an audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the Audit Committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.

Review of Financial Information Documents — Pursuant to its Mandate, the Audit Committee is responsible for reviewing annual and quarterly financial statements, annual and quarterly Management’s Discussion and Analysis (MD&A), financial and earnings press releases and certain other disclosure and offering documents, prior to approval by the Board of Directors and their disclosure and filing with the regulatory authorities. The Committee must also review with management and the external auditors the financial information contained in documents required to be disclosed or filed by the Corporation before their disclosure or filing with the securities regulatory authorities in Canada and the United States.

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MI 52-110 states that an Audit Committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Complaints on Accounting or Other Matters — The Corporation has established procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding questionable accounting, internal accounting control or auditing matters or employee concerns regarding accounting or auditing matters, while ensuring confidentiality and anonymity. In connection with the foregoing, the Corporation has implemented a whistleblower program. At each quarterly Audit Committee meeting, the Senior Director, Internal Audit, presents an activity report, which includes a summary of complaints received through the whistleblower program and results of the investigations conducted in connection therewith. Please refer to the Corporation’s Code of Business Conduct that is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

MI 52-110 states that the Audit Committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the issuer.

External Auditors Hiring Policy - The Audit Committee is responsible for reviewing hiring policies for the current and former partners and employees of the Corporation’s firm of external auditors. In conformity with MI 52-110 and the U.S. Sarbanes-Oxley Act of 2002, the Audit Committee has adopted a “Policy Respecting the Hiring of Employees of the External Auditors”. The Corporation reviews this Policy regularly.

MI 52-110 states that the Audit Committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any advisors employed by the Audit Committee; and (c) to communicate directly with the internal and external auditors.

Authority to Engage Independent Counsel - The Mandate of the Audit Committee states that the Committee may, when circumstances dictate, hire external advisors, subject to advising the Chairman of the Board thereof. The Audit Committee will then make arrangements with the Corporation for the appropriate funding for payment of the external advisors retained by it. Also, the Audit Committee has the authority to communicate directly with the internal and external auditors.

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SCHEDULE C — CATEGORICAL STANDARDS OF INDEPENDENCE

General Information

The independence of all directors of Quebecor World Inc. (the “Corporation”) will be reviewed at least annually by the Board of Directors (the “Board”) in light of the specific requirements set out below and these Categorical Standards of Independence (the “Categorical Standards”) are the basis for the independence determinations that will be made public in the Corporation’s Proxy Circular prior to directors standing for election or re-election to the Board. Directors who meet the specific requirements of these Categorical Standards will generally be considered independent.

The Board will be composed of a majority of independent directors pursuant to these Categorical Standards.

The Board may be composed of directors who do not meet these standards for independence, but make valuable contributions to the Board and to the Corporation by reason of their knowledge and experience.

Definitions

An “Affiliate” of a specified person (which includes a corporate entity or partnership) is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the specified person.

“Immediate Family Member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.

“Officers” means a chairman, vice-chairman, chief executive officer, president, chief financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division or function (such as sales, administration or production) and any other officer or person who performs a policy-making function for such a business enterprise. Officers of subsidiaries will be deemed to be officers of the parent if they perform policy-making functions for the parent.

Independence of Directors

To be considered independent, the Board must affirmatively determine that a director does not have any direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgement. In this regards, the Categorical Standards set out below have been established to assist the Board in determining whether directors are independent or not.

A director will not be independent if:

(i) the director is, or has been within the last three years, an employee of the Corporation, or an Immediate Family Member of the director is, or has been within the last three years, an officer of the Corporation;(1)(2)

(ii) the director has received, or has an Immediate Family Member who has received, during any twelve-month period within the last three years, more than $CDN 75,000 in direct compensation from the Corporation, other than (A) director and committee fees; (B) pension or other forms of deferred compensation for prior service (provided such

(1)        In this Schedule the term “Corporation” includes any parent or subsidiary in a consolidated group with the Corporation.

(2)        Employment as (i) an interim Board Chair or Chief Executive Officer or other executive officer or (ii) a part-time Board Chair shall not automatically disqualify a director from being considered independent following that employment.

compensation is not contingent in any way on continued service); and (C) compensation received for acting as part-time Chairman or Vice-Chairman of the Board;

(iii) (A) the director or an Immediate Family Member of the director is a current partner of a firm that is the Corporation’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an Immediate Family Member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an Immediate Family Member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Corporation’s audit within that time;

(iv) the director or an Immediate Family Member of the director is, or has been within the last three years, employed as an officer of another entity where any of the Corporation’s present officers at the same time serves or served on that entity’s compensation committee;

(v) the director is a current employee, or an Immediate Family Member of the director is a current officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $CDN 1 million, or 1% of such other company’s consolidated gross revenues.

(vi) the director or an Immediate Family Member of the director is an officer, director or trustee of a not-for-profit organization that has received charitable contributions from the Corporation in an amount which, in any of the last three fiscal years, exceeds 1% of that organization’s total annual charitable receipts, provided that amounts received as part of a program where the Corporation matches the contribution of its employees are not taken into account in such calculation.

Loans to directors

The Corporation will not make or arrange any personal loans or extensions of credit to directors.

All the members of the Audit Committee (the “Audit Committee”), the Human Resources and Compensation Committee, the Nominating and Corporate Governance Committee, and the Pension Committee shall be independent pursuant to these Categorical Standards. Members of the Corporation’s Audit Committee will also be required to meet the additional criteria set out below to be considered independent for the purposes of membership on the Audit Committee.

Audit Committee Members

In addition to satisfying the specific requirements set out above, directors who are members of the Corporation’s Audit Committee will not be considered independent for purposes of membership on the Audit Committee if:

•      The Audit Committee member is an Affiliate(3) of the Corporation or any subsidiary of the Corporation, apart from his or her capacity as a member of the Board or of any other Committee of the Board;

•      The Audit Committee member or an Immediate Family Member of the Audit Committee member accepts any consulting, advisory or other compensatory fee from the Corporation or any subsidiary of the Corporation, apart from: (A) in his or her capacity as a member of the Board or of any other Committees of the Board; (B) other fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not

(3)        While a facts-based analysis is required to determine whether an Audit Committee member is an Affiliate, a person who is an independent director of a shareholder owning 10% or more of any class of voting securities of the Corporation is generally independent for Audit Committee purposes.

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contingent in any way on continued service); and (C) as a part-time Vice-Chair of the Board or any Board Committee; or

•      The Audit Committee member is a partner, member, managing director occupying a comparable position, or Officer (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing the services) of a consulting, legal, accounting, investment banking or financial advisory services firm which provides services to the Corporation or any subsidiary of the Corporation for fees.

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SCHEDULE D — MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) is responsible for the stewardship of the Corporation and, as such, it must provide independent, effective leadership and vision to supervise the management of the Corporation’s business and affairs. The Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities. The Board provides leadership and vision to supervise the management of the Corporation in the best interests of its shareholders.

All decisions of the Board must be made in the best interests of the Corporation and its shareholders.

COMPOSITION AND QUORUM

The Board is composed of a minimum of three (3) and a maximum of fifteen (15) directors. The majority of the directors must be independent under the Categorical Standards of Independence for Directors (the “Categorical Standards”) adopted by the Board and applicable law.

The quorum at any meeting of the Board is a majority of directors in office.

RESPONSIBILITIES

The Board has the following responsibilities:

With respect to strategic planning

(1)   Reviewing and approving, annually, the Corporation’s long-term strategy, taking into account, amongst other matters, business opportunities and risks.

(2)   Approving and monitoring the implementation of the Corporation’s annual business plan.

(3)   Advising management on strategic issues.

With respect to human resources and performance assessment

(1)   Selecting the President and Chief Executive Officer (“CEO”) and approving the appointment of the officers,

(2)   With the advice of the Human Resources and Compensation Committee, approving the corporate objectives that the CEO is responsible for meeting and evaluating the CEO’s performance in light of theses objectives and the Board’s expectations and approving the CEO’s global compensation based on this evaluation.

(3)   With the advice of the Human Resources and Compensation Committee, evaluating the performance of the four (4) most senior ranking executive officers of the Corporation (other than the CEO) against the Board’s expectations and fixed objectives and approving their global compensation based on this evaluation.

With respect to financial matters and internal control

(1)   Monitoring the integrity and quality of the Corporation’s financial statements and the appropriateness of their disclosure.

(2)   Reviewing the general content of the Corporation’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, Form 6-K (including any Supplemental Disclosure documents thereto) and Form 40-F, and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States.

(3)   Approving operating and capital budgets, the issuance of securities and, subject to the Schedule of Authority adopted by the Board, any matter or transaction in excess of the delegated authority.

(4)   Considering and, in the Board’s discretion, approving any matters recommended by the Board Committees and/or proposed by management.

(5)   Determining dividend policies and procedures and approving the payment of dividends.

(6)   Ensuring that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities.

(7)   Monitoring the Corporation’s internal control and management information systems.

(8)   Monitoring the Corporation’s compliance with applicable legal and regulatory requirements.

(9)   Reviewing annually the Corporation’s Disclosure Policy and monitoring the Corporation’s communications with analysts, investors and the public.

With respect to corporate governance matters

(1)   Overseeing management in the competent and ethical operation of the Corporation.

(2)   Taking all reasonable steps to satisfy itself of the integrity of management and that management creates a culture of integrity throughout the Corporation.

(3)   Ensuring that appropriate processes are in place, so that the Board and its Committees can function independently from management.

(4)   With the advice of the Nominating and Corporate Governance Committee, reviewing, once or more annually as required, the Corporation’s corporate governance guidelines and adopting new ones. Identifying decisions that require approval of the Board. Ensuring that the Corporation has measures for receiving feedback from the shareholders.

(5)   With the advice of the Nominating and Corporate Governance Committee, reviewing annually the comprehensive Code of Business Conduct for the Corporation’s directors, officers and employees, which Code also serves as a Code of Ethics for the CEO and the financial officers of the Corporation. Monitoring compliance with the Code of Business Conduct and granting exceptionally and disclosing, or declining, any waiver from the Code for directors and officers.

(6)   Ensuring that there is an annual performance assessment of the Board, Board Committees, Board and Committee Chairs and individual directors and Lead Director.

(7)   Monitoring management and Board succession planning process.

(8)   Monitoring the size and composition of the Board and its Committees based on competencies, skills and personal qualities sought in Board members. Reviewing and approving annually the composition of the Board Committees.

(9)   Upon recommendation of the Nominating and Corporate Governance Committee, approving the list of Board nominees for election by shareholders.

(10) Reviewing and approving annually the mandates of the Board and Committees and of their respective Chairman and of the Lead Director. The Board delegates certain of its functions to Committees, each of which has a written charter. There are five (5) Board Committees, to wit: (i) the Executive Committee; (ii) the Audit Committee, (iii) the Human Resources and Compensation Committee, (iv) the Nominating and Corporate Governance Committee and, (v) the Pension Committee. The roles and responsibilities of each Committee are described in the respective Committee charter.

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(11) With the advice of the Nominating and Corporate Governance Committee, determining, in the Board’s business judgment, that all the Audit Committee members are “financially literate” and determining which Audit Committee member qualifies as an “audit committee financial expert” under applicable law.

(12) If an Audit Committee member simultaneously serves on the audit committees of more than three (3) public companies (including the Corporation), determining whether such simultaneous service does not impair the ability of such member to effectively serve on the Corporation’s Audit Committee

With respect to pension matters

(1)   In conjunction with the Pension Committee, monitoring governance structure, funding, and investment policies for the Corporation’s pension plans.

(2)   In conjunction with the Pension Committee, monitoring the investment management of the pension funds.

METHOD OF OPERATION

(1)   The Board shall appoint annually its Chairman and Vice Chairman from among the Corporation’s directors. The Board shall also appoint annually a Lead Director from and amongst the independent directors to chair the independent directors’ meetings and to assume other appropriate functions as specified in the Lead Director’s mandate.

(2)   Meetings of the Board are held at least quarterly and as required; in addition, a special meeting of the Board is held, at least annually, to review the Corporation’s strategic plan.

(3)   The Chairman of the Board develops the agenda for each Board meeting in consultation with the CEO and the Secretary. The agenda and the appropriate material are provided to the directors on a timely basis prior to any Board meeting.

(4)   The independent directors meet in camera sessions at each regularly scheduled meeting.

(5)   The Nominating and Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board Committees, and the Board and Committee Chairs, as well as of the Lead Director.

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